UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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NRG ENERGY, INC.

(Name of Registrant as Specified In Its Charter)

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2017

Annual Meeting of Stockholders
& Proxy Statement





2017 Annual Meeting of Stockholders and Proxy Statement

March 16, 2017

Fellow Stockholders:

We are pleased to invite you to attend NRG Energy, Inc.'s Annual Meeting of Stockholders, which will be held at 9 a.m., Eastern Time, on Thursday, April 27, 2017, at the Hyatt Regency Princeton, 102 Carnegie Center, Princeton, New Jersey 08540. Details regarding admission to the meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. Information about voting methods is set forth in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

On behalf of everyone at NRG, I thank you for your ongoing interest and investment in NRG Energy, Inc. We are committed to acting in your best interests. If you have any questions with respect to voting, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll free).

Sincerely,

LAWRENCE S. COBEN
Chairman of the Board

THIS PROXY STATEMENT AND PROXY CARD ARE
BEING DISTRIBUTED ON OR ABOUT MARCH 16, 2017.

NRG Energy, Inc.
804 Carnegie Center, Princeton, New Jersey 08540

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

When: Thursday, April 27, 2017, 9:00 a.m. Eastern Time

Where: Hyatt Regency Princeton, 102 Carnegie Center, Princeton, New Jersey 08540

We are pleased to invite you to join our Board of Directors and senior leadership at the NRG Energy, Inc. 2017 Annual Meeting of Stockholders.

ITEMS OF BUSINESS:

1. To elect thirteen directors.

2. To adopt the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan.

3. To adopt the NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan.

4. To approve, on a non-binding advisory basis, NRG's executive compensation.

5. To approve, on a non-binding advisory basis, the frequency of the non-binding advisory vote on executive compensation.

6. To ratify the appointment of KPMG LLP as NRG's independent registered public accounting firm for the 2017 fiscal year.

7. To vote on a stockholder proposal regarding disclosure of political expenditures, if properly presented at the meeting.

8. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement.

RECORD DATE:

You are entitled to vote if you were a stockholder of record at the close of business on March 13, 2017.

Voting Information

HOW TO VOTE:

Even if you plan to attend the Annual Meeting in person, please vote right away using one of the following advance voting methods. Make sure to have your proxy card or voting instruction form in hand and follow the instructions.

Via the Internet:

You may vote at *www.proxyvote.com*, from anywhere in the world, 24 hours a day, 7 days a week, up until 11:59 p.m. Eastern Time on April 26, 2017.

By phone:

If you live in the United States, you may vote 24 hours a day, 7 days a week, up until 11:59 p.m. Eastern Time on April 26, 2017, by calling (800) 690-6903 from a touch-tone phone.

By mail:

If you received a paper copy of the materials, you may mark, sign, date and mail your proxy card or voting instruction card in the enclosed, postage-paid address envelope, so that it is received by the Company prior to April 27, 2017, the Annual Meeting date.

In person:

You can vote by a ballot that will be provided to you at the Annual Meeting. However, if you are a beneficial owner of shares held in street name (through a bank, broker or other nominee), you must bring a legal proxy from your bank, broker or other nominee to vote in person.

By Order of the Board of Directors



BRIAN E. CURCI,
Corporate Secretary

Table of Contents

2017 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT

PROXY STATEMENT HIGHLIGHTS	1
PROXY STATEMENT	5
GOVERNANCE OF THE COMPANY	6
DIRECTOR COMPENSATION	14
PROPOSALS TO BE VOTED ON	17
Proposal No. 1 Election of Directors	17
Proposal No. 2 Adoption of the NRG Energy, Inc. Amended and Restated Long-term Incentive Plan	25
Proposal No. 3 Adoption of the NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan	34
Proposal No. 4 Advisory Vote to Approve NRG's Executive Compensation	37
Proposal No. 5 Advisory Vote on Frequency of Advisory Vote on Executive Compensation	38
Proposal No. 6 Ratification of Independent Registered Public Accounting Firm for the 2017 Fiscal Year	39
Proposal No. 7 Stockholder Proposal Regarding Disclosure of Political Expenditures	40
EXECUTIVE OFFICERS	42
VOTING STOCK OWNERSHIP OF DIRECTORS, NAMED EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS	43
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	47
EXECUTIVE COMPENSATION	48
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION	70
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	70
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	70
AUDIT COMMITTEE REPORT	71
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	72
QUESTIONS AND ANSWERS	73
What is the purpose of the Annual Meeting?	73
Who is entitled to vote at the Annual Meeting?	73
How many votes do I have?	73
What are the Board's recommendations?	73
How many votes must be present to hold the Annual Meeting?	73
What vote is required to approve each proposal?	74
What are abstentions and broker non-votes and how are they treated?	74
How do I vote?	75
May I change my vote?	75
What should I bring to the Annual Meeting if I attend in person?	76
How can I vote at the Annual Meeting if I attend in person?	76
What happens if I do not provide instructions as to how to vote?	76
Where can I obtain the list of stockholders entitled to vote?	76
Who pays the cost of solicitation of proxies?	76
Who is the Company's transfer agent?	76
Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?	77
Where can I find directions to the Annual Meeting?	77
What is "householding"?	77
How can I request additional materials?	77
Whom should I call if I have questions about the Annual Meeting?	77
STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2018 ANNUAL MEETING OF STOCKHOLDERS	78
APPENDIX A—Amended and Restated Long-Term Incentive Plan	A – 1
APPENDIX B—Amended and Restated Employee Stock Purchase Plan	B – 1

Proxy Statement Highlights

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement before voting. For more complete information regarding the Company's 2016 performance, please review the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

Roadmap of Voting Matters

Stockholders are being asked to vote on the following matters at the 2017 Annual Meeting of Stockholders:

PROPOSAL	BOARD RECOMMENDATION
Proposal 1. Election of Directors (page 17) The Board of Directors (the Board) and the Governance and Nominating Committee believe that the 13 director nominees possess the necessary qualifications, attributes, skills and experiences to provide advice and counsel to the Company's management and effectively oversee the business and the long-term interests of our stockholders.	**FOR** each Director nominee
Proposal 2. Adoption of the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan (LTIP) (page 25) The Compensation Committee and the Board believe that it is in the best interests of the Company and its stockholders to increase the number of shares available for issuance under the LTIP, extend the term of the LTIP until February 22, 2027, add plan features to provide additional shareholder protections, and to make other minor technical changes to the LTIP. Stockholders are being asked to adopt the LTIP which, as amended, incorporates these changes.	**FOR**
Proposal 3. Adoption of the NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan (ESPP) (page 34) The Compensation Committee and the Board believe that it is in the best interests of the Company and its stockholders to increase the number of shares authorized for issuance and available for purchase under the ESPP, to extend the term of the ESPP until December 31, 2026 and to make other minor changes to the ESPP. Stockholders are being asked to adopt the ESPP which, as amended, incorporates these changes.	**FOR**
Proposal 4. Approval, on a non-binding advisory basis, of NRG's executive compensation (the Say on Pay Proposal) (page 37) The Company seeks a non-binding advisory vote to approve the compensation of its named executive officers as described in the Compensation Discussion and Analysis beginning on page 49 and the compensation tables and narrative discussion. The Board values stockholders' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.	**FOR**
Proposal 5. Approval, on a non-binding advisory basis, of the frequency of the vote to approve NRG's executive compensation (the Say on Frequency Proposal) (page 38) The Company seeks a non-binding advisory vote on how often the Company should include a vote to approve the Company's executive compensation, the Say on Pay Proposal, in its proxy materials for future annual stockholder meetings. Stockholders may vote to have the Say on Pay Proposal included every one year, two years or three years or abstain from the vote.	**ONE YEAR**

PROPOSAL	BOARD RECOMMENDATION
Proposal 6. Ratification of the appointment of KPMG LLP as NRG's independent registered public accounting firm for the 2017 fiscal year (the Ratification of KPMG LLP's Appointment Proposal) (page 39)	
The Audit Committee and the Board believe that the retention of KPMG LLP as the Company's independent registered public accounting firm for the 2017 fiscal year is in the best interests of the Company and its stockholders. As a matter of good corporate governance, stockholders are being asked to ratify the Audit Committee's selection of KPMG LLP.	**FOR**
Proposal 7. Stockholder Proposal, if properly presented (page 40)	
Political Expenditures Disclosure	**AGAINST**

Corporate Governance Highlights

We are committed to maintaining the highest standards of corporate governance, which promote the long-term interests of our stockholders, strengthen Board and management accountability and help build public trust in the Company. The Governance of the Company section beginning on page 6 describes our corporate governance framework, which includes the following highlights:

• Annual election of directors	• Regular executive sessions of independent directors
• Majority voting for directors	• Risk oversight by full Board and committees
• 13 director nominees of which 11 are independent	• Commitment to sustainability
• Adopted proxy access for stockholders to nominate directors	• Anti-hedging and anti-pledging policies
• Independent Audit, Compensation, and Governance Committees	

Director Nominees

NAME, PRIMARY OCCUPATION	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER PUBLIC COMPANY BOARDS	COMMITTEE MEMBERSHIPS[1]						
					A	B	C	G&N	F	N	NSC
Lawrence S. Coben (Chairman of the Board) *Chairman and Chief Executive Officer, Tremisis Energy Corporation LLC.*	58	2003	YES	1						★	
E. Spencer Abraham *Chairman and Chief Executive Officer, The Abraham Group*	64	2012	YES	4			●	●		●	●
Kirbyjon H. Caldwell *Senior Pastor, Windsor Village United Methodist Church*	63	2009	YES	0			●	●		●	
Terry G. Dallas *Former Executive Vice President and Chief Financial Officer, Unocal Corporation*	66	2012	YES	0	●				●	●	●
Mauricio Gutierrez *President and Chief Executive Officer, NRG Energy, Inc.*	46	2016	NO	1		●				●	
William E. Hantke *Former Executive Vice President and Chief Financial Officer, Premcor, Inc.*	69	2006	YES	1	★		●			●	
Paul W. Hobby *Managing Partner, Genesis Park, L.P.*	56	2006	NO	0		●			●	●	★
Anne C. Schaumburg *Former Managing Director of Credit Suisse First Boston*	67	2005	YES	1		●			●	●	
Evan J. Silverstein *Former General Partner and Portfolio Manager at SILCAP LLC*	62	2012	YES	0				●	★	●	
Barry T. Smitherman *Energy Industry Consultant and Adjunct Professor of Energy Law at The University of Texas School of Law*	59	2017	YES	0	●	●				●	●
Thomas H. Weidemeyer *Former Director, Senior Vice President and Chief Operating Officer of United Parcel Service, Inc.*	69	2003	YES	2	●			★		●	
C. John Wilder *Executive Chairman of Bluescape Energy Partners*	58	2017	YES	1		★			●	●	
Walter R. Young *Former Chairman, Chief Executive Officer and President of Champion Enterprises, Inc.*	72	2003	YES	0	●		★			●	

[1] ★ Chair ● Member

A = Audit Committee	G&N = Governance and Nominating Committee
B = Business Review Committee	F = Finance and Risk Management Committee
C = Compensation Committee	N = Nuclear Oversight Committee
	NSC = Nuclear Oversight Subcommittee

Questions and Answers

Please see the Questions and Answers section beginning on page 73 for important information about the proxy materials, voting and the 2018 Annual Meeting of Stockholders. Additional questions may be directed to our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 or proxy@mackenziepartners.com.

Learn More About Our Company

You can learn more about the Company, view our governance materials and much more by visiting our website, *www.nrg.com.*

Please also visit our 2017 Annual Meeting website at *www.proxyvote.com* to easily access the Company's proxy materials or vote through the Internet.

We are providing these proxy materials to you in connection with the solicitation of proxies by the Board of NRG Energy, Inc. for the 2017 Annual Meeting of Stockholders (Annual Meeting) and for any adjournment or postponement of the Annual Meeting. The Annual Meeting will be held on Thursday, April 27, 2017, at 9 a.m. Eastern Time at the Hyatt Regency Princeton, 102 Carnegie Center, Princeton, NJ 08540. In this Proxy Statement, "we," "us," "our," "NRG" and the "Company" refer to NRG Energy, Inc.

You are receiving this Proxy Statement because you own shares of our common stock, par value $0.01 per share, that entitle you to vote at the Annual Meeting. By use of a proxy, you can vote whether or not you attend the Annual Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on Thursday, April 27, 2017

Each of the Notice of Annual Meeting, this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 is available at *www.proxyvote.com*. **If you would like to receive, without charge, a paper copy of our Annual Report on Form 10-K, including the financial statements and the financial statement schedules, please send your request to Investor Relations, 804 Carnegie Center, Princeton, New Jersey 08540.**

Corporate Governance Guidelines and Charters

The Board has adopted Corporate Governance Guidelines (Guidelines) that, along with the Amended and Restated Certificate of Incorporation, the Fourth Amended and Restated Bylaws (Bylaws) and the charters of the committees of the Board (Committees), provide the framework for the governance of the Company. The Board's Governance and Nominating Committee is responsible for periodically reviewing the Guidelines and recommending any proposed changes to the Board for approval. The Guidelines are available on the Governance section of the Company's investor relations website at *http://investors.nrg.com*, along with the charters of all the Committees and the Code of Conduct. The Guidelines, the charters of all of the Committees and the Code of Conduct are also available in print to any stockholder who requests them.

Director Independence

Under the Guidelines, a majority of the Board must be composed of independent directors. The Board determines the independence of our directors by applying the independence principles and standards established by the New York Stock Exchange (NYSE). These provide that a director is independent only if the Board affirmatively determines that such director does not have a direct or indirect material relationship with the Company, which may include commercial, industrial, consulting, legal, accounting, charitable, familial and other business, professional and personal relationships.

The Board conducts a review of the independence of the Company's directors on an annual basis. In its most recent review, the Board considered, among other things:

- Any employment relationships between the Company and its directors (other than Mauricio Gutierrez) or their immediate family members;

- Any affiliations of the Company's directors or their immediate family members with the Company's

independent registered public accounting firm, compensation consultants, legal counsel and other consultants and advisors;

- Any transactions that would require disclosure as a related person transaction or that qualify for review under our related person transactions policy;

- Any transactions made in the ordinary course of business with a company in which a director serves on the board or as a member of the executive management team; and

- Any transactions involving payments made by the Company to educational institutions.

In addition, because the Company provides retail electricity services through certain of its subsidiaries, the Board also considered instances where certain of our directors are directors of businesses that received electricity services from the Company.

The Board has determined that all of the Company's directors are independent under the Guidelines and the NYSE listing standards, with the exception of Mauricio Gutierrez, our President and Chief Executive Officer, and Paul Hobby, whose sister-in-law is a partner at the Company's independent registered public accounting firm. Mr. Hobby's sister-in-law is not involved in any Company matters. Mr. Hobby's sister-in-law intends to retire in September 2017, and at such time we expect that Mr. Hobby will become an independent director.

Each of the Audit, Compensation, and Governance and Nominating Committees is made up solely of independent directors. In accordance with the Guidelines and NYSE listing standards, all members of the Audit and Compensation Committees meet additional independence standards applicable to audit and compensation committee members, respectively.

Board Structure and Leadership

• Chairman of the Board: Lawrence S. Coben	• Separate Chairman and Chief Executive Officer (CEO)
• Number of directors: 13	• Regular executive sessions of independent directors
• Number of regular meetings in 2016: 5	• Majority voting for directors
• Number of special meetings in 2016: 5	• Each committee led by an independent director
• Annual election of directors	• Active engagement by all directors

All directors stand for election annually. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier death, resignation or removal.

As of the 2016 Annual Meeting of Stockholders, there were 13 members of the Board. During the 2016 fiscal year, no director attended less than 75% of the total of the Board meetings and the meetings of the Committees on which he or she served.

On February 13, 2017, in connection with the Cooperation Agreements as further described on page 17, Mr. Howard Cosgrove resigned as chairman of the Board and as a director and Mr. Edward R. Muller resigned as vice chairman of the Board and as a director. The Board elected Mr. Lawrence S. Coben as chairman of the Board to replace Mr. Cosgrove. The Board elected Mr. Barry T. Smitherman and Mr. C. John Wilder to the vacant seats created by the resignations of Messrs. Cosgrove and Muller. On February 23, 2017, the Board reconstituted the composition of its standing committees as a result of the recent changes in the composition of the full Board and to take into account the number of committees on which each Board member serves.

The Guidelines provide that non-executive directors meet in executive session regularly following Board meetings. The Company's Non-Executive Chairman, Mr. Coben, presides at these sessions. Also, pursuant to the Company's Bylaws, Mr. Coben has been designated as an "alternate member" of all Committees to replace any absent or disqualified members of a Committee.

Directors are encouraged to attend the annual meetings of stockholders. All of the directors attended the 2016 Annual Meeting of Stockholders.

Our CEO, Mr. Gutierrez, and Chairman, Mr. Coben, work closely together in complementary roles. Mr. Gutierrez focuses on the day-to-day developments of the Company and establishes the Company's strategic plan. Mr. Coben leads the Board's responsibilities to review, approve and monitor fundamental financial and business strategies and major corporate actions, assess major risks facing the Company and management, oversee succession planning, most notably at the CEO level, and preside over the Board and its Committees as they perform their broad and varied oversight functions. The Board believes that these complementary roles provide the appropriate governance structure for the Company at this time.

Since December 2003, NRG's governance structure has been led by a separate CEO and Chairman of the Board. Irrespective of the Company's current practice, the Board believes that an effective board leadership structure is highly dependent on the experience, skills and personal interaction between persons in leadership roles. As stated in the Guidelines, the Board believes that it is in the best interest of the Company for the Board to make a determination regarding whether or not to separate the roles of Chairman and CEO based upon the present circumstances.

Governance Practices

The Board has taken a proactive approach in applying leading governance practices, which is evidenced by the Board's recommendation, and our stockholders' subsequent approval, of the majority voting standard for the election of directors at the 2009 Annual Meeting of Stockholders, the declassification of our Board at the 2012 Annual Meeting of Stockholders and the adoption of proxy access following the 2016 Annual Meeting of Stockholders. Furthermore, as described in the Guidelines, the Board follows a series of governance practices that it believes foster effective Board oversight and accountability to the Company's stockholders. These practices include:

• Executive and director stock ownership guidelines to align interests with our stockholders;

• Ongoing succession planning for the CEO and other senior management;

• Annual performance evaluations of the Board and each of its standing Committees, as well as periodic peer review for individual directors;

• Director orientation and continuing education program, including Company site visits and information sessions with Company management; and

• Access to and engagement of outside advisors and consultants to assist the Board and the Committees in the performance of their duties, as appropriate.

Proxy Access

Following our 2016 Annual Meeting of Stockholders at which a non-binding proxy access stockholder proposal received the affirmative vote of majority of shares present, we engaged with the stockholder who submitted the proposal. Our Board determined that the best course of action for the Company and our stockholders was to amend our bylaws to include proxy access. In December 2016, our Board adopted amendments to our Bylaws to implement proxy access. Under the proxy access provisions in our Bylaws, a stockholder (or group of up to 20 stockholders) continuously owning at least 3% of our outstanding common stock for a period of at least three years prior to the date of the nomination may nominate and include in our proxy materials for the following annual meeting director nominees constituting up to 20% of the Board. To do so, the stockholder must submit the information required by Article II, Section 15 of our Bylaws to the Company's Corporate Secretary as described further under "Director Nominees for Inclusion in the Proxy Materials for the 2018 Annual Meeting of Stockholders (Proxy Access)."

Risk Oversight

While the Company's management is responsible for the day-to-day management of the risks that the Company faces, the Board, as a whole and through its Committees, has responsibility for overall risk oversight of the Company. A fundamental aspect of risk oversight includes not only understanding the material risks to the business and what steps management is taking or should be taking to manage those risks, but also understanding and determining the appropriate risk appetite for the Company. The Board's role in reviewing and approving matters such as the Company's annual business plan, budget and long-term plan, strategic initiatives, individual development projects, acquisitions and divestitures, and capital allocation plan, represents the primary means by which the Board defines for management what constitutes an appropriate level of risk for the Company.

RISK OVERSIGHT HIGHLIGHTS

- The Board has responsibility for overall risk oversight of the Company.

- Board Committees, especially the Finance and Risk Management Committee, play an important role.

- Risk oversight includes understanding the material risks to the business and what steps management is taking or should be taking to manage those risks, as well as understanding and determining the appropriate risk appetite for the Company.

- To define the Company's risk appetite, the Board reviews and approves the annual business plan, budget and long-term plan, strategic initiatives, individual development projects, acquisitions and divestitures, and capital allocation plan.

The Board performs its risk oversight function in several ways. The Board monitors, reviews and reacts to strategic and corporate risks through reports by management, including the Enterprise Risk Management team, which is further described below, and through the Committees of the Board. This oversight function is conducted primarily through the Finance and Risk Management Committee. The Finance and Risk Management Committee was formed

in 2014 and is responsible for company-wide enterprise risk management. The Finance and Risk Management Committee provides risk oversight with respect to the Company's trading of fuel, transportation, energy and related products and services, regulatory compliance, and its management of the risks associated with such activities. The Company's Financial Risk Management Committee, a committee comprised of senior management and key personnel in and around the finance, commercial operations and risk functions, reports to the Finance and Risk Management Committee on a regular basis.

The table below summarizes the significant role the various Board Committees play in carrying out the risk oversight function.

COMMITTEE	RISK OVERSIGHT FOCUS AREA
Audit Committee	Discusses our policies with respect to risk assessment and risk management.
	Focuses on financial risks, including reviewing the effectiveness of our internal controls, conducting a detailed review of the financial portions of our Securities and Exchange Commission (SEC) reports, approving the independent auditor and the annual audit plan, and receiving periodic reports from the Company's independent auditor, our internal auditor and our corporate compliance officer.
Compensation Committee	Oversees risks related to our compensation policies and practices, with input from management and the Compensation Committee's independent outside compensation consultant, Pay Governance LLC (Pay Governance).
Finance and Risk Management Committee	Oversees risks related to our capital structure, liquidity, financings and other capital markets transactions as well as risks related to our trading of fuel, transportation, energy and related products and services, and regulatory compliance.
Nuclear Oversight Committee and Subcommittee	Oversees risks related to our ownership and operation, directly or indirectly, of interests in nuclear power plant facilities.

The Chairs of each of the Committees regularly report to the Board on all matters reviewed by their respective Committees, thereby providing the Board with the opportunity to identify and discuss any risk-related issues or request additional information from management or the Committees that may assist the Board in its risk oversight role. To this end, risk-related issues presented to the Committees and the Nuclear Oversight Subcommittee are routinely presented to the full Board to ensure proper oversight.

As described above, the Compensation Committee is responsible for overseeing risks related to our compensation policies and practices. The Company's Enterprise Risk Management team is responsible for assisting the Compensation Committee with its oversight and analysis of these risks. To assist the Compensation Committee with determining whether the Company's compensation policies and practices subject the Company to unnecessary risk or could potentially motivate employees to take excessive risk, the Company's Enterprise Risk Management team conducted a review of these policies and practices and reported to the Compensation Committee its findings as follows:

• base salaries are a sufficient component of total compensation to discourage risk taking;

• earnings goals under the Company's Second Amended and Restated Annual Incentive Plan for Designated Corporate Officers (AIP) are based upon its audited financial statements and the Company believes that the goals are attainable without the need to take inappropriate risks or make material changes to the Company's business or strategy;

• named executive officers who receive payment under the AIP and the LTIP may be required to reimburse the Company for all or a portion of the payment (commonly referred to as a clawback) if the Company has to prepare an accounting restatement because it is in material noncompliance with any financial reporting requirements or in the case of fraud, embezzlement or other serious misconduct, which discourages risk taking;

• Market Stock Unit (MSU) or Relative Performance Stock Unit (RPSU) awards under the LTIP are typically based upon total stockholder return over three-year periods, which mitigates short-term risk taking;

• because incentive compensation has a large equity component, value is best realized through long-term appreciation of stockholder value, especially when coupled with the stock ownership guidelines, which expose the Company's named executive officers to loss of the value of the retained equity if stock appreciation is jeopardized; and

• the use of incentive compensation components that are paid or vest over an extended period also mitigates against unnecessary or excessive risk taking.

Furthermore, the Enterprise Risk Management team has continued to evaluate and review new or amended compensation policies or practices and has reported its findings to the Compensation Committee, which are consistent with the principles identified above.

As a result of the review, management and the Compensation Committee have concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Director Nominee Selection Process

The Governance and Nominating Committee is responsible for identifying individuals that the Committee believes are qualified to become Board members in accordance with criteria set forth in the Guidelines. These criteria include an individual's business experience and skills, independence, judgment, integrity, and ability to commit sufficient time and attention to the activities of the Board. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all Board members. While the Company does not have a formal diversity policy, the Guidelines, since their adoption in 2004, provide that the Committee will consider diversity criteria in the context of the perceived needs of the Board as a whole and seek to achieve a diversity of backgrounds and perspectives on the Board.

The Governance and Nominating Committee's process for identifying and evaluating director nominees also includes consultation with all directors, solicitation of proposed nominees from all directors, the engagement of one or more professional search firms, if deemed appropriate, interviews with prospective nominees by the Committee (and other directors, if deemed appropriate) and recommendations regarding qualified candidates to the full Board.

As further described under "Stockholder Recommendations for Director Candidates" on page 79, the Governance and Nominating Committee also considers director candidates recommended by stockholders.

Board Committees

The Board has the following five standing Committees: Audit, Compensation, Governance and Nominating, Finance and Risk Management and Nuclear Oversight, which includes the Nuclear Oversight Subcommittee. In addition, in February 2017, the Board created the Business Review Committee, which is an ad hoc committee of the Board. The membership and the functions of each Committee are described below.

AUDIT COMMITTEE

• **Members:** William E. Hantke (Chair), Terry G. Dallas, Barry T. Smitherman, Thomas H. Weidemeyer and Walter R. Young

• **Number of meetings in 2016:** 4

• **Audit Committee Financial Experts:** William E. Hantke, Terry G. Dallas and Walter R. Young

• **Primary Responsibilities:** appoints, retains, oversees, evaluates, and compensates the independent auditors; reviews the annual audited and quarterly consolidated financial statements; and reviews major issues regarding accounting principles and financial statement presentations.

• **Independence:** 5 of 5 members

The Audit Committee represents and provides assistance to the Board with respect to matters involving the accounting, auditing, financial reporting, internal controls, and legal compliance functions of the Company and its subsidiaries, including assisting the Board in its oversight of the integrity of the Company's financial statements, compliance with legal and regulatory requirements, the qualifications, independence, and performance of the Company's independent auditors, the performance of the Company's internal audit function, and effectiveness of the Company's financial risk management. Among other things, the Audit Committee:

- appoints, retains, oversees, evaluates, and compensates the independent auditors;

- reviews the annual audited and quarterly consolidated financial statements;

- reviews major issues regarding accounting principles and financial statement presentations;

- reviews earnings press releases and earnings guidance provided to analysts and rating agencies;

- reviews with the independent auditors the scope of the annual audit, and approves all audit and permitted nonaudit services provided by the independent auditors;

- considers the adequacy and effectiveness of the Company's internal control and reporting system;

- discusses policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the effectiveness of the Company's system for monitoring compliance with laws and regulations, and reviews the Company's tax policies and findings of regulatory agencies and independent auditors;

- reports regularly to the Board regarding its activities and prepares and publishes required annual Committee reports;

- establishes procedures for the receipt, retention, and treatment of complaints and concerns regarding accounting, internal accounting controls, or auditing matters;

- oversees the internal audit and corporate compliance functions;

- reviews the Company's political contributions and expenditures and its related policy, as well as its membership in business and trade associations that engage in lobbying activities or make political expenditures; and

- annually evaluates the performance of the Audit Committee and the adequacy of its charter.

COMPENSATION COMMITTEE

- **Members:** Walter R. Young (Chair), E. Spencer Abraham, Kirbyjon H. Caldwell and William E. Hantke

- **Number of meetings in 2016:** 5

- **Primary Responsibilities:** oversees the Company's overall compensation structure, policies, and programs

- **Independence:** 4 of 4 members

Among other things, the Compensation Committee:

- reviews and recommends to the Board annual and long-term goals and objectives relevant to the compensation of the President and CEO, evaluates the performance of the President and CEO in light of those goals and objectives, and either as a committee with the Chairman of the Board or together with the other independent directors, determines and approves the President and CEO's compensation;

- reports to the Board on the review of annual and long-term goals and objectives relevant to the compensation of the Chief Financial Officer, the Executive Vice Presidents and any other officer designated by the Board, the evaluation of those officers' performance in light of those goals and objectives, the determination and approval of compensation levels based on such evaluations and the review and approval of employment arrangements, severance arrangements and benefits plans;

- reviews and recommends to the Board the compensation, incentive compensation and equity-based plans that are subject to Board approval;

- reviews and approves stock incentive awards for executive officers other than the President and CEO;

- makes recommendations regarding, and monitors compliance by officers and directors with, the Company's stock ownership guidelines;

- reviews the compensation of directors for service on the Board and its committees;

- oversees the evaluation of management and annually reviews the Company's senior management succession plans;

- reviews and approves employment agreements and severance arrangements, benefit plans not otherwise subject to Board approval, and corporate goals and objectives for officers other than the President and CEO;

- reviews and discusses with management the Compensation Discussion and Analysis (CD&A) to be included in the Company's Proxy Statement or annual report on Form 10-K, and based on such review and discussions, recommends to the Board that the CD&A be included in the Company's Proxy Statement or annual report on Form 10-K, as applicable;

- evaluates any conflicts of interest and the independence of any outside advisors engaged by the Compensation Committee;

- reviews and oversees the Company's overall compensation strategy, structure, policies, programs, risk profile and any stockholder advisory votes on the Company's compensation practices and assesses whether the compensation structure establishes appropriate incentives for management and employees; and

- annually evaluates the performance of the Compensation Committee and the adequacy of its charter.

The Compensation Committee may delegate to one or more subcommittees such power and authority as the Compensation Committee deems appropriate. No subcommittee shall consist of fewer than two members, and the Compensation Committee may not delegate to a subcommittee any power or authority that is required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole.

Pay Governance, the Compensation Committee's independent compensation consultant for fiscal year 2016, assisted with executive pay decisions and worked with the Compensation Committee to formulate the design of the executive compensation program for 2016.

GOVERNANCE AND NOMINATING COMMITTEE

- **Members:** Thomas H. Weidemeyer (Chair), E. Spencer Abraham, Kirbyjon H. Caldwell and Evan J. Silverstein

- **Number of meetings in 2016:** 4

- **Primary Responsibilities:** recommends director candidates to the Board for election at the Annual Meeting of Stockholders, and periodically reviews the Guidelines and recommends changes to the Board

- **Independence:** 4 of 4 members

Among other things, the Governance and Nominating Committee:

- identifies and reviews the qualifications of potential nominees to the Board consistent with criteria approved by the Board, and assesses the contributions and independence of incumbent directors in determining whether to recommend them for re-election;

- establishes and reviews procedures for the consideration of Board candidates recommended by the Company's stockholders;

- makes recommendations to the Board concerning the structure, composition, and functioning of the Board and its committees;

- reviews and assesses the channels through which the Board receives information, and the quality and timeliness of information received;

- reviews and recommends to the Board retirement and other tenure policies for directors;

- reviews and approves Company policies applicable to the Board, the directors and officers subject to Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act);

- reviews and reports to the Board regarding potential conflicts of interests of directors;

- recommends to the Board director candidates for the annual meeting of stockholders, and candidates to be elected by the Board as necessary to fill vacancies and newly created directorships;

- oversees the evaluation of the Board and its committees;

- monitors directorships in other public companies held by directors and senior officers of the Company;

- annually evaluates the performance of the Governance and Nominating Committee and the appropriateness of its charter;

- oversees the orientation process for new director programs for the continuing education of directors; and

- coordinates annual self-evaluations for the Board, each director, and each of the Audit Committee, Compensation Committee, Governance and Nominating Committee, Finance and Risk Management Committee and Nuclear Oversight Committee and Subcommittee to assess their effectiveness and review their respective charters.

FINANCE AND RISK MANAGEMENT COMMITTEE

- **Members:** Evan J. Silverstein (Chair), Terry G. Dallas, Paul W. Hobby, Anne C. Schaumburg and C. John Wilder

- **Number of meetings in 2016:** 7

- **Primary Responsibilities:** assists the Board in fulfilling its responsibilities with respect to the oversight of trading, power marketing and risk management issues at the Company, and reviews and approves certain financial development transactions

- **Independence:** 4 of 5 members

The Finance and Risk Management Committee consists of at least three directors, a majority of which are independent as defined under the listing standards of the NYSE and as affirmatively determined by the Board. No member of the Finance and Risk Management Committee may be removed except by majority vote of the independent directors of the Board then in office.

Among other things, the Finance and Risk Management Committee:

- reviews, reports and makes recommendations to the Board on management recommendations or proposals regarding the Company's and its subsidiaries' (a) capital structure, (b) liquidity, (c) need for credit or debt or equity financing, (d) amounts, timing and sources of capital market transactions, and (e) financial hedging and derivative activities;

- reviews and approves, or authorizes officers to approve, the pricing and other terms and conditions of transactions relating to debt or equity financings, financial hedging and derivatives activities, and other similar financial activities, in each case which have been reviewed and approved by the Board;

- reviews and approves, or authorizes officers to approve, repurchases, early redemption or other similar actions with respect to the Company's securities;

- reviews and approves, or authorizes officers to approve, the pricing and other terms and conditions of financing transactions related to mergers, acquisitions, tender offers, and reorganizations which have been reviewed and approved by the Board;

- reviews and approves, or authorizes officers to approve, the pricing and other terms and conditions of securities offerings which have been reviewed and approved by the Board;

- approves determinations of the fair market value of assets and investments of the Company for purposes of the Company's note indentures, senior secured credit agreement or other similar financing documents where fair market value is required to be determined by the Board or by a Committee of the Board;

- reviews with management, on a periodic basis, contributions to employee benefit retirement plans of the Company, investment performance, funding, asset allocation policies and other similar performance measures of the employee benefit retirement plans of the Company;

- oversees the Company's trading of fuel, transportation, energy and related products and services, and its management of risks associated with such activities;

- reviews, advises and consults with management and the Audit Committee regarding the Company's risk management policies, practices and procedures;

- approves as appropriate, the Company's power marketing and trading transactions, limits, policies, practices and procedures, and counterparty credit limit and policies, and approves exceptions to policies, as necessary;

- annually evaluates the performance of the Finance and Risk Management Committee and the appropriateness of the Finance and Risk Management Committee's charter;

- reviews and approves transactions exceeding the CEO's individual authority limits under the Company's risk management policies; and

- performs such other responsibilities as may be delegated to it by the Board from time to time that are consistent with its purpose.

NUCLEAR OVERSIGHT COMMITTEE AND SUBCOMMITTEE

- **Committee Members:** Lawrence S. Coben (Chair) and all other Board members

- **Sub Committee Members:** Paul W. Hobby (Chair), E. Spencer Abraham, Terry G. Dallas and Barry T. Smitherman

- **Number of Committee meetings in 2016:** 1

- **Number of Subcommittee meetings in 2016:** 2

- **Primary Responsibilities:** assists the Board in fulfilling its responsibilities with respect to the oversight of the Company's ownership and operation, directly or indirectly, of its interests in nuclear power plant facilities

- **Committee Independence:** 11 of 13 members

- **Subcommittee Independence:** 3 of 4 members

The Nuclear Oversight Committee consists of all of the members of the Board, all of whom are citizens of the United States and meet the requirements of applicable law to serve on the Committee, a majority of which are independent as defined under the listing standards of the NYSE and as affirmatively determined by the Board. The Nuclear Oversight Committee formed the Nuclear Oversight Subcommittee to review and report to the Board and the Nuclear Oversight Committee on matters not expressly reserved for review by the Board. In this capacity, the Nuclear Oversight Subcommittee regularly meets with Company management regarding the Company's nuclear operating facilities and the Chair of the Subcommittee subsequently reports to the Board and the Nuclear Oversight Committee on such matters during regularly scheduled Board meetings.

BUSINESS REVIEW COMMITTEE

- **Members:** C. John Wilder (Chair), Mauricio Gutierrez, Paul W. Hobby, Anne C. Schaumburg and Barry T. Smitherman
- **Primary Responsibilities:** reviews and makes recommendations to the Board regarding the Company's strategic initiatives
- **Independence:** 3 of 5 members

The Business Review Committee was formed in February 2017 to review and make recommendations to the Board with respect to operational and cost excellence initiatives; potential portfolio and/or asset de-consolidations, dispositions and optimization; capital structure and allocation; and broader strategic initiatives.

Anti-Hedging and Anti-Pledging Policies

The Company prohibits executive officers, directors and employees from directly or indirectly engaging in any kind of hedging transaction that could reduce or limit their economic risk with respect to their holdings, ownership or interest in the Company's securities, including prepaid variable forward contracts, equity swaps, collars, puts, calls and options. The Company also prohibits executive officers, directors and employees from directly or indirectly engaging in any transaction in which the Company's securities are being pledged.

Communication with Directors

Stockholders and other interested parties may communicate with the Board by writing to the Corporate Secretary, NRG Energy, Inc., 804 Carnegie Center, Princeton, New Jersey 08540. Communications intended for a specific director or directors should be addressed to their attention to the Corporate Secretary at the address provided above. Communications received from stockholders are forwarded directly to Board members as part of the materials mailed in advance of the next scheduled Board meeting following receipt of the communications. The Board has authorized the Corporate Secretary, in his or her discretion, to forward communications on a more expedited basis if circumstances warrant or to exclude a communication if it is illegal, unduly hostile or threatening, or similarly inappropriate. Advertisements, solicitations for periodical or other subscriptions, and other similar communications generally will not be forwarded to the directors.

The total annual compensation received by our directors for their service as Board members and chairs of the committees of the Board, if applicable, is described in the chart below.

COMPENSATION ELEMENT	COMPENSATION AMOUNT
Annual Retainer	$100,000
Annual Equity Retainer	$125,000
Chairperson Retainer	$160,000
Vice Chairperson Retainer[1]	$40,000
Audit Committee Chair Retainer	$35,000
Other Committee Chair Retainer	$20,000
Employee Directors	No fees

[1] On February 13, 2017, the Board approved amendment to the Bylaws to eliminate the position of vice chairman of the Board.

A non-employee director who is newly appointed to the Board, other than in connection with an annual meeting of stockholders, will receive the Annual Equity Retainer and a pro rata portion of the Annual Retainer upon appointment.

Directors receive approximately 45% of their total annual compensation in the form of cash and the remaining 55% in the form of vested Deferred Stock Units (DSUs). Each DSU is equivalent in value to one share of NRG's common stock and represents the right to receive one such share of common stock payable at the time elected by the director, or in the event the director does not make an election with respect to payment, when the director ceases to be a member of the Board. In connection with the grants of the DSUs, each non-employee director also receives dividend equivalent rights (DERs) which become exercisable proportionately with the DSUs to which they relate. Similar to its competitive assessment on behalf of the named executive officer compensation, Pay Governance performed a review of director compensation. Results of the review were shared with the Compensation Committee who made a recommendation to the full Board for final approval. The Compensation Committee and Board did not make any changes to director compensation in light of the Company's Total Shareholder Return (TSR) performance.

Director Compensation
Fiscal Year Ended December 31, 2016

NAME	FEES EARNED OR PAID IN CASH	STOCK AWARDS[1]	TOTAL
E. Spencer Abraham	$100,000	$129,484	$229,484
Kirbyjon H. Caldwell	$100,000	$130,339	$230,339
Lawrence S. Coben	$100,000	$130,503	$230,503
Terry G. Dallas	$100,000	$131,586	$231,586
William E. Hantke	$117,500	$145,286	$262,786
Paul W. Hobby	$110,000	$135,002	$245,002
Anne C. Schaumburg	$100,000	$128,874	$228,874
Evan J. Silverstein	$110,000	$139,774	$249,774
Thomas H. Weidemeyer	$110,000	$135,002	$245,002
Walter R. Young	$110,000	$135,002	$245,002
Howard E. Cosgrove[2]	$180,000	$213,700	$393,700
Edward R. Muller[3]	$120,000	$150,300	$270,300

[1] Reflects the grant date fair value of DSUs awarded and DERs received in 2016 determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 Compensation-Stock Compensation, the full amount of which is recorded as a compensation expense in the income statement for fiscal year 2016. The grant date fair value was based on the closing price of the Company's common stock, as reported on the NYSE, on the date of grant, which was $16.85 per share of common stock on June 1, 2016.

[2] On February 13, 2017, Mr. Cosgrove resigned as chairman of the Board and as a director.

[3] On February 13, 2017, Mr. Muller resigned as vice chairman of the Board and as a director.

The following table sets forth the aggregate number of Stock Awards (DSUs, restricted stock units (RSUs) and DERs) and Option Awards (non-qualified stock options (NQSOs)) held by each of the non-employee directors as of December 31, 2016.

NAME	STOCK AWARDS	OPTION AWARDS
E. Spencer Abraham	24,848	—
Kirbyjon H. Caldwell	45,099	—
Lawrence S. Coben	75,021	—
Terry G. Dallas	33,923	—
William E. Hantke	7,725	—
Paul W. Hobby	—	—
Anne C. Schaumburg	49,764	—
Evan J. Silverstein	26,575	—
Thomas H. Weidemeyer	34,876	—
Walter R. Young	—	—
Howard E. Cosgrove	126,279	—
Edward R. Muller	29,251	378,344

All DSUs held by the directors are payable upon termination of service as a Board member, other than the DSUs held by the following directors:

(i) Mr. Dallas, who holds 32,202 DSUs and 1,721 associated DERs, of which 7,419 DSUs and 37 DERs are payable upon his termination of service as a Board member, 6,196 DSUs and 421 DERs are payable on January 15, 2021, 6,195 DSUs and 421 DERs are payable on January 15, 2022, 6,196 DSUs and 421 DERs are payable on January 15, 2023 and 6,196 DSUs and 421 DERs are payable on January 15, 2024;

(ii) Mr. Hantke, who holds 7,354 DSUs and 371 associated DERs, of which 3,520 DSUs and 201 DERs are payable on June 1, 2017, 2,417 DSUs and 115 DERs are payable on June 1, 2018, and 1,417 DSUs and 55 DERs are payable on June 1, 2019;

(iii) Messrs. Hobby and Young elected to convert their DSUs to shares of NRG common stock immediately on the date of grant; and

(iv) Mr. Cosgrove held 123,927 DSUs and 2,352 associated DERs as of December 31, 2016, of which 62,942 DSUs and 79 DERs were paid upon his resignation from the Board on February 13, 2017, 29,379 DSUs and 978 DERs are payable in the year following his resignation from the Board, 23,485 DSUs and 1,186 DERs are payable in the second year following his resignation from the Board, 5,080 DSUs and 94 DERs are payable in the third year following his resignation from the Board, and 3,041 DSUs and 15 DERs are payable in the fourth year following his resignation from the Board.

Director Stock Ownership Guidelines

Directors are required to retain all stock received as compensation for the duration of their service on the Board, although they may sell shares as necessary to cover tax liability associated with the conversion of DSUs to common stock. Exceptions to these requirements may be made by the Board under special circumstances.

Proposal No. 1
Election of Directors

The Board of Directors is comprised of 13 members, each of whom will stand for election at the Annual Meeting. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier death, resignation or removal. Each of the nominees for director named in this Proxy Statement have been recommended and nominated by the Governance and Nominating Committee.

On February 13, 2017, the Company entered into a letter agreement (Elliott Cooperation Agreement) with Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. (collectively, Elliott), and a letter agreement (Bluescape Cooperation Agreement) with Bluescape Energy Partners LLC and BEP Special Situations 2 LLC (together, Bluescape). Under the Elliott Cooperation Agreement and the Bluescape Cooperation Agreement (collectively, the Cooperation Agreements), the Company agreed that it would nominate Messrs. Smitherman and Wilder for election as directors of the Company at the Annual Meeting. In addition, Elliott and Bluescape agreed to vote all shares beneficially owned by them or their affiliates, which they are entitled to vote on the record date, in favor of the election of directors nominated by the Board and otherwise in accordance with the Board's recommendation. On February 13, 2017, in connection with the Cooperation Agreements, Mr. Cosgrove resigned as chairman of the Board and as a director and Mr. Muller resigned as vice chairman of the Board and as a director. The Board elected Mr. Coben as the new chairman of the Board. The Board elected Messrs. Smitherman and Wilder to the vacant seats created by the resignations of Messrs. Cosgrove and Muller.

The persons named as proxies on the proxy card intend to vote the proxies for the election of the nominees to the Board listed below. Each nominee listed below has consented to being named in this Proxy Statement and to serve as a director if elected. The biography for each director includes the specific experience, qualifications, attributes and skills that led the Board to conclude that the nominee should serve as a director. The Board believes that each of the director nominees has valuable individual skills and experiences that, taken together, provide the Company with the variety and depth of knowledge, judgment and vision necessary to provide effective oversight of the Company.

E. SPENCER ABRAHAM



AGE: 64

BOARD COMMITTEES:
• COMPENSATION
• GOVERNANCE AND NOMINATING
• NUCLEAR OVERSIGHT
• NUCLEAR OVERSIGHT SUBCOMMITTEE

Secretary Abraham has been a director of NRG since December 2012. Previously, he served as a director of GenOn Energy, Inc. from January 2012 to December 2012. He is Chairman and Chief Executive Officer of The Abraham Group, an international strategic consulting firm based in Washington, D.C. which he founded in 2005. Prior to that, Secretary Abraham served as Secretary of Energy under President George W. Bush from 2001 through January 2005 and was a U.S. Senator for the State of Michigan from 1995 to 2001. Secretary Abraham serves on the boards of the following public companies: Occidental Petroleum Corporation, PBF Energy and Two Harbors Investment Corp., as well as chairman of the board of Uranium Energy Corp. He also serves on the board of C3 Energy Resource Management, a private company. Secretary Abraham also serves as chairman of the advisory committee of Lynx Global Realty Asset Fund. Secretary Abraham previously served as the non-executive chairman of AREVA, Inc., the U.S. subsidiary of the French-owned nuclear company, and as a director of Deepwater Wind LLC, International Battery, Green Rock Energy, ICx Technologies, PetroTiger and Sindicatum Sustainable Resources. He also previously served on the advisory board or committees of Midas Medici (Utilipoint), Millennium Private Equity, Sunovia and Wetherly Capital. Secretary Abraham's nearly two decades at the highest levels of domestic and international policy and politics give him the experience necessary to provide a significant contribution to the Board. As a former U.S. Senator and former U.S. Secretary of Energy who directed key aspects of the country's energy strategy, Secretary Abraham provides the Board unique insight into public policy and energy-related issues.

KIRBYJON H. CALDWELL



AGE: 63

BOARD COMMITTEES:
• COMPENSATION
• GOVERNANCE AND NOMINATING
• NUCLEAR OVERSIGHT

Pastor Caldwell has been a director of NRG since March 2009. He was a director of Reliant Energy, Inc. from August 2003 to March 2009. Since 1982, he has served as Senior Pastor at the 16,000-member Windsor Village United Methodist Church in Houston, Texas. Pastor Caldwell was also a director of United Continental Holdings, Inc. (formerly Continental Airlines, Inc.) from 1999 to September 2011. Pastor Caldwell is also on the Board of Trustees of Baylor College of Medicine. As a result of his six years of service as a director of Reliant Energy, Inc., Pastor Caldwell brings valuable experience and insight regarding the energy industry and is able to share with the Board suggestions about how similarly-situated companies effectively assess and undertake business considerations and opportunities. Pastor Caldwell also provides the Board with valuable insight regarding the Company's retail business following the Company's acquisition of Reliant Energy, Inc., as well as additional viewpoints from the perspective of a large publicly traded company stemming from his prior position on the board of United Continental Holdings. The Board also values his leadership and community involvement in the Houston area, where the Company has a significant wholesale and retail presence. Finally, Pastor Caldwell, as a result of his principal occupation, offers a different point of view on a Board that is otherwise constituted by directors with business and finance experience.

LAWRENCE S. COBEN



AGE: 58
CHAIRMAN OF THE BOARD

BOARD COMMITTEES:
• NUCLEAR OVERSIGHT (CHAIR)

Dr. Coben has served as Chairman of the Board since 2017, and has been a director of NRG since December 2003. He is currently Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC. Dr. Coben was Chairman and Chief Executive Officer of Tremisis Energy Acquisition Corporation II, a publicly held company, from July 2007 through March 2009 and of Tremisis Energy Acquisition Corporation from February 2004 to May 2006. From January 2001 to January 2004, he was a Senior Principal of Sunrise Capital Partners L.P., a private equity firm. From 1997 to January 2001, Dr. Coben was an independent consultant. From 1994 to 1996, Dr. Coben was Chief Executive Officer of Bolivian Power Company. Dr. Coben serves on the board of Freshpet, Inc. and served on the advisory board of Morgan Stanley Infrastructure II, L.P. from September 2014 through December 2016. Dr. Coben is also Executive Director of the Sustainable Preservation Initiative and a Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology. Dr. Coben's experience as a chief executive officer and investor in the energy industry brings a valuable cross section of skills to the Board. Dr. Coben brings to the Board significant managerial, strategic, and financial expertise, particularly as it relates to Company financings, transactions and development initiatives.

TERRY G. DALLAS



AGE: 66
BOARD COMMITTEES:
• AUDIT
• FINANCE AND RISK MANAGEMENT
• NUCLEAR OVERSIGHT
• NUCLEAR OVERSIGHT SUBCOMMITTEE

Mr. Dallas has been a director of NRG since December 2012. Previously, he served as a director of GenOn Energy, Inc. from December 2010 to December 2012. Mr. Dallas served as a director of Mirant Corporation from 2006 until December 2010. Mr. Dallas was also the former Executive Vice President and Chief Financial Officer of Unocal Corporation, an oil and gas exploration and production company prior to its merger with Chevron Corporation, from 2000 to 2005. Prior to that, Mr. Dallas held various executive finance positions in his 21-year career with Atlantic Richfield Corporation, an oil and gas company with major operations in the United States, Latin America, Asia, Europe and the Middle East. Mr. Dallas is an audit committee financial expert. Mr. Dallas' experience as Chief Financial Officer of a petroleum company provides the Board a perspective of someone with direct responsibility for financial and accounting issues as well as an understanding of issues involving fossil fuels and a cyclical commodity-based industry with long-lived capital intensive investments. In addition, Mr. Dallas' service on the boards of GenOn Energy, Inc. and Mirant Corporation enable him to contribute additional perspectives from the energy industry.

MAURICIO GUTIERREZ



AGE: 46

BOARD COMMITTEES:
- BUSINESS REVIEW
- NUCLEAR OVERSIGHT

Mr. Gutierrez has served as President and Chief Executive Officer of NRG since December 2015 and as a director of NRG since January 2016. Prior to December 2015, Mr. Gutierrez was the Executive Vice President and Chief Operating Officer of NRG from July 2010 to December 2015. Mr. Gutierrez also served as the Interim President and Chief Executive Officer of NRG Yield, Inc. from December 2015 to May 2016 and Executive Vice President and Chief Operating Officer of NRG Yield, Inc. from December 2012 to December 2015. Mr. Gutierrez has also served on the board of NRG Yield, Inc. since its formation in December 2012. Mr. Gutierrez has been with NRG since August 2004 and served in multiple executive positions within NRG including Executive Vice President—Commercial Operations from January 2009 to July 2010 and Senior Vice President—Commercial Operations from March 2008 to January 2009. Prior to joining NRG in August 2004, Mr. Gutierrez held various commercial positions within Dynegy, Inc. Mr. Gutierrez's knowledge of the Company's assets, operations and businesses bring important experience and skills to our Board. As Chief Executive Officer of the Company, Mr. Gutierrez also provides our Board with management's perspective regarding the Company's day-to-day operations and overall strategic plan. His extensive energy industry and leadership experience enables Mr. Gutierrez to provide essential guidance to our Board.

WILLIAM E. HANTKE



AGE: 69

BOARD COMMITTEES:
- AUDIT (CHAIR)
- COMPENSATION
- NUCLEAR OVERSIGHT

Mr. Hantke has been a director of NRG since March 2006. Mr. Hantke served as Executive Vice President and Chief Financial Officer of Premcor, Inc., a refining company, from February 2002 until December 2005. Mr. Hantke was Corporate Vice President of Development of Tosco Corporation, a refining and marketing company, from September 1999 until September 2001, and he also served as Corporate Controller from December 1993 until September 1999. Prior to that position, he was employed by Coopers & Lybrand as Senior Manager, Mergers and Acquisitions from 1989 until 1990. He also held various positions from 1975 until 1988 with AMAX, Inc., including Corporate Vice President, Operations Analysis and Senior Vice President, Finance and Administration, Metals and Mining. He was employed by Arthur Young from 1970 to 1975 as Staff/Senior Accountant. Mr. Hantke was Non-Executive Chairman of Process Energy Solutions, a private alternative energy company until March 31, 2008 and served as director and Vice-Chairman of NTR Acquisition Co., an oil refining start-up, until January 2009. Mr. Hantke has served on the board of PBF Energy Inc. since February 2016. Mr. Hantke joined the Board following the Company's acquisition of Texas Genco, LLC, in which he served on the board of directors, and as a result brings historical and present context to the Company's ongoing business endeavors in the Texas region. Furthermore, Mr. Hantke's extensive experience in executive management positions in the independent refining industry, considered by many to be a similar industry to the Independent Power Production (IPP) sector, and as a director of public and nonpublic boards enables him to provide the Board significant managerial, strategic, and financial oversight. As a result, his fellow directors have elected him as Chair of the Company's Audit Committee and determined that he is an "audit committee financial expert" as defined by SEC rules.

PAUL W. HOBBY



AGE: 56

BOARD COMMITTEES:
- NUCLEAR OVERSIGHT SUBCOMMITTEE (CHAIR)
- BUSINESS REVIEW
- FINANCE AND RISK MANAGEMENT
- NUCLEAR OVERSIGHT

Mr. Hobby has been a director of NRG since March 2006. Mr. Hobby is the Managing Partner of Genesis Park, L.P., a Houston-based private equity business specializing in technology and communications investments which he founded in 1999. Mr. Hobby routinely provides management and governance services to Genesis Park portfolio companies, and is currently serving as Chairman of Texas Monthly. He previously served as the Chief Executive Officer of Alpheus Communications, Inc., a Texas wholesale telecommunications provider from 2004 to 2011, and as Former Chairman of CapRock Services Corp., the largest provider of satellite services to the global energy business from 2002 to 2006. From November 1992 until January 2001, he served as Chairman and Chief Executive Officer of Hobby Media Services and was Chairman of Columbine JDS Systems, Inc. from 1995 until 1997. Mr. Hobby is former Chairman of the Houston Branch of the Federal Reserve Bank of Dallas and the Greater Houston Partnership and is former Chairman of the Texas Ethics Commission. He was an Assistant U.S. Attorney for the Southern District of Texas from 1989 to 1992, Chief of Staff to the Lieutenant Governor of Texas, Bob Bullock and an Associate at Fulbright & Jaworski from 1986 to 1989. Mr. Hobby joined the Board following the Company's acquisition of Texas Genco, LLC in which he served on its board of directors, and as a result brings historical and present context to the Company's ongoing business endeavors in the Texas region. The Board also values his entrepreneurial and financial expertise in evaluating the Company's growth initiatives, as well as his involvement in the Houston and greater Texas community.

ANNE C. SCHAUMBURG



AGE: 67

BOARD COMMITTEES:
- FINANCE AND RISK MANAGEMENT
- BUSINESS REVIEW
- NUCLEAR OVERSIGHT

Ms. Schaumburg has been a director of NRG since April 2005. From 1984 until her retirement in January 2002, she was Managing Director of Credit Suisse First Boston and a Senior Banker in the Global Energy Group. From 1979 to 1984, she was in the Utilities Group at Dean Witter Financial Services Group, where she last served as Managing Director. From 1971 to 1978, she was at The First Boston Corporation in the Public Utilities Group. Ms. Schaumburg is also a director of Brookfield Infrastructure Partners L.P. Ms. Schaumburg brings extensive financial experience and expertise to the Board which is valuable to the review of the Company's financings, transactions, and overall financial oversight. In addition, Ms. Schaumburg is able to provide the Board with essential insight into the financial services industry and financial markets.

EVAN J. SILVERSTEIN



Mr. Silverstein has been a director of NRG since December 2012. Previously, he served as a director of GenOn Energy, Inc. from August 2006 to December 2012. He served as General Partner and Portfolio Manager of SILCAP LLC, a market-neutral hedge fund that principally invests in utilities and energy companies, from January 1993 until his retirement in December 2005. Previously, he served as portfolio manager specializing in utilities and energy companies and as senior equity utility analyst. Mr. Silverstein has given numerous speeches and has testified before Congress on a variety of energy-related issues. These experiences, Mr. Silverstein's extensive industry knowledge and his success as the head of a major investment fund in the utility and merchant power sector bring an important perspective to our Board. In addition, Mr. Silverstein's service as a director of GenOn Energy, Inc. enables him to provide the Board significant integration, managerial, strategic, and financial oversight.

AGE: 62

BOARD COMMITTEES:

- FINANCE AND RISK MANAGEMENT (CHAIR)
- GOVERNANCE AND NOMINATING
- NUCLEAR OVERSIGHT

BARRY T. SMITHERMAN



Mr. Smitherman has been a director of NRG since February 2017. Mr. Smitherman is currently an energy industry consultant and senior advisor, as well as an adjunct professor of Energy Law at The University of Texas School of Law. From April 2015 to January 2017, Mr. Smitherman was a partner with the law firm Vinson & Elkins LLP. Mr. Smitherman served on the Railroad Commission of Texas from July 2011 through January 2015 where he acted as chairman from February 2012 to August 2014. From April 2004 through July 2011, Mr. Smitherman served on the Public Utility Commission of Texas where he acted as chairman from November 2007 through July 2011. Mr. Smitherman's extensive private and public sector energy industry experience brings a valuable cross section of skills to the Board. As a former chairman of both the Railroad Commission of Texas and the Public Utility Commission of Texas, Mr. Smitherman provides the Board unique insight into public policy and energy-related issues.

AGE: 59

BOARD COMMITTEES:

- AUDIT
- BUSINESS REVIEW
- NUCLEAR OVERSIGHT
- NUCLEAR OVERSIGHT SUBCOMMITTEE

THOMAS H. WEIDEMEYER



AGE: 69

BOARD COMMITTEES:
• GOVERNANCE AND NOMINATING (CHAIR)
• AUDIT
• NUCLEAR OVERSIGHT

Mr. Weidemeyer has been a director of NRG since December 2003. Until his retirement in December 2003, Mr. Weidemeyer served as Director, Senior Vice President and Chief Operating Officer of United Parcel Service, Inc., the world's largest transportation company and President of UPS Airlines. Mr. Weidemeyer became Manager of the Americas International Operation in 1989, and in that capacity directed the development of the UPS delivery network throughout Central and South America. In 1990, Mr. Weidemeyer became Vice President and Airline Manager of UPS Airlines and, in 1994, was elected its President and Chief Operating Officer. Mr. Weidemeyer became Senior Vice President and a member of the Management Committee of United Parcel Service, Inc. that same year, and he became Chief Operating Officer of United Parcel Service, Inc. in January 2001. Mr. Weidemeyer also serves as a director of The Goodyear Tire & Rubber Co., Waste Management, Inc. and Amsted Industries Incorporated. Mr. Weidemeyer's executive management experience with a logistics company involving extensive supply chain management brings important skills highly valued both by the Company itself and by its Board of Directors. In addition, Mr. Weidemeyer's service on other boards gives him a direct insight into best practices that is valuable to our Board.

C. JOHN WILDER



AGE: 58

BOARD COMMITTEES:
• BUSINESS REVIEW (CHAIR)
• FINANCE AND RISK MANAGEMENT
• NUCLEAR OVERSIGHT

Mr. Wilder has been a director of NRG since February 2017. Mr. Wilder has served as the Executive Chairman and a member of Investment Committees of three investment vehicles: (i) Bluescape Resources Company; (ii) Parallel Resource Partners; and (iii) Bluescape Energy Partners since 2007. Since September 2015, Mr. Wilder has served as Executive Chairman and director of Exco Resources, Inc. Mr. Wilder is on the advisory boards of the McCombs School of Business at the University of Texas at Austin and the A.B. Freeman School of Business at Tulane University. Mr. Wilder is a Trustee of Texas Health Resources and is a past member of the National Petroleum Council, a Secretary of Energy Appointment. Mr. Wilder's extensive energy industry experience along with his prior leadership positions make him a valuable member of our Board.

WALTER R. YOUNG



Mr. Young has been a director of NRG since December 2003. From May 1990 to June 2003, Mr. Young was Chairman, Chief Executive Officer and President of Champion Enterprises, Inc., an assembler and manufacturer of manufactured homes. Mr. Young has held senior management positions with The Henley Group, The Budd Company and BFGoodrich. Mr. Young is an audit committee financial expert. Mr. Young brings a wide array of experience, expertise and points of view to the Board as a result of his service as a former chief executive officer of a large public company outside of the energy sector and his involvement in numerous private start-up businesses, buy-outs and later stage investments. Mr. Young's skills in corporate finance and accounting matters enable him to be a valuable asset to the Board.

AGE: 72

BOARD COMMITTEES:
- COMPENSATION (CHAIR)
- AUDIT
- NUCLEAR OVERSIGHT

The Board recommends a vote "FOR" the election to the Board of each of the foregoing nominees. Proxies received by the Board will be voted "FOR" each of the nominees unless a contrary vote is specified.

Proposal No. 2
Adoption of the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan

The Board and stockholders previously approved the Amended and Restated Long-Term Incentive Plan to promote the long-term growth and profitability of the Company by providing certain directors, officers, employees and consultants of the Company incentives to maximize stockholder value and to enable the Company to attract, retain, and reward the best available persons for positions of responsibility. The Board has adopted, subject to stockholder approval, the Amended and Restated Long-Term Incentive Plan (LTIP) which (i) increases the number of shares available for issuance under the LTIP, (ii) extends the term of the LTIP until February 22, 2027, (iii) adds plan features to provide additional stockholder protections, and (iv) updates and makes other technical or clarifying changes that are contained in the summary of the terms below and the complete text of the LTIP, as amended, attached to this Proxy Statement as *Appendix A.*

Currently, 22,000,000 shares of common stock of the Company are reserved for issuance under the LTIP, which reflects the two-for-one stock split which was approved by the Board in April 2007. Of the 22,000,000 shares reserved, 5,647,535 shares of common stock remain available for future issuance under the LTIP as of January 20, 2017. The maximum number of shares of common stock with respect to which incentive stock option shares may be granted is 8,000,000. In order to continue to attract and retain highly qualified directors, officers, employees and consultants, the Board believes it is in the best interests of the Company to amend the LTIP to increase the total number of shares available under the LTIP from 22,000,000 shares to 25,000,000 shares.

As of January 20, 2017, 713,790 options with a weighted average exercise price of $21.39 and a weighted average remaining term of 3.33 years were outstanding under the LTIP. As of January 20, 2017, unvested restricted, market and relative performance stock units and stock options covering 6,698,183 shares of our common stock were outstanding and 5,647,535 shares were available for future grant under the LTIP. As of January 20, 2017 there were 387,690 shares available for future grant under the GenOn Energy, Inc. 2010 Omnibus Incentive Plan (GenOn LTIP), and upon approval of this proposal there will be no further awards granted from this plan. There are no other plans other than the LTIP and GenOn LTIP under which the Company is granting awards.

Other Changes Proposed to be made to the LTIP

In addition to increasing available shares, the LTIP was also amended, subject to stockholder approval, as follows:

• to extend the term of the LTIP until February 22, 2027;

• to prohibit the repricing of any outstanding award without stockholder approval;

• in the event of a Change in Control, as defined in the LTIP, to provide for accelerated vesting of outstanding awards only if a participant's employment is also terminated for reasons other than cause, death or disability within the time period that is six months immediately prior to, or twenty four months immediately following, a Change in Control;

• to expressly prohibit the payment of dividends with respect to any award granted under the LTIP that is not fully vested or for which the restrictions on such award have not fully lapsed;

• to limit the aggregate value of awards that may be granted to any non-employee director in any one calendar year;

• to include per participant award limits for all types of stock-based awards, other than performance awards;

• to remove the limitation on performance awards that may be granted to a participant under the LTIP in any one calendar year;

• to prohibit share recycling of shares withheld in payment of taxes due upon the exercise of an award in excess of the applicable statutory minimum withholding tax;

• to update language regarding tax withholding with respect to awards granted under the LTIP; and

• to provide for the deferral of payments to non-employee directors under the LTIP in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the Code).

Purpose of Amendment

The Company desires to be able to provide equity awards to directors, officers, employees and consultants and believes it is prudent to maintain a sufficient number of available shares to allow it to make equity awards to LTIP participants. Therefore, the Company is seeking approval to add an additional 3,000,000 shares to the LTIP. The Company believes that such additional shares will be sufficient to provide awards for at least two years.

The other proposed changes incorporate features that provide additional stockholder protections with respect to the LTIP. Generally, the features added to the LTIP incorporate policies and practices that the Company has historically observed, but that were not explicitly stated in the LTIP. The amended LTIP memorializes such policies to ensure that the Company continues to act in accordance with past practice.

Description of the Plan

The following is a summary of the material features of the LTIP, which is qualified in its entirety by reference to the complete text of the LTIP, as amended, attached to this Proxy Statement as *Appendix A*.

Eligibility

All directors, officers, employees and consultants of the Company and its subsidiaries are eligible to be selected by the Compensation Committee for participation in the LTIP. As of March 13, 2017, there were approximately 8,660 directors, officers, employees, and consultants eligible to be selected for participation in the LTIP.

Types of Awards

The LTIP provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and deferred stock units (Awards). The material features of these types of Awards are described below. Subject to the terms of the LTIP, the specific terms and conditions of any Award are established in the discretion of the Compensation Committee at the time of grant and set forth in an award agreement issued to the participant.

Options. The LTIP provides for the grant of incentive stock options qualified under Section 422 of the Code and nonqualified stock options as designated by the Compensation Committee in the award agreement for the options. Subject to the terms of the LTIP, the option price, the number of shares subject to an option, and the conditions on exercisability will be determined by the Compensation Committee at the date of grant.

Under the LTIP, the exercise price per share of an option may not be less than the fair market value of a share of common stock of the Company as of the date of grant, except for certain awards that are granted in assumption of or in substitution for awards of a company that the Company acquired. Under the LTIP, the "fair market value" of a share is equal to the closing selling price (or bid price) of the common stock on the NYSE (or other stock exchange on which the stock is listed) on the date the value is being determined, or if such market is not open on that day, the last preceding day on which the market was open. If an option granted to an employee that owns more than 10 percent of the total combined voting power of all classes of Company stock on the date of grant (10 Percent Stockholder) is intended to qualify as an incentive stock option, the exercise price may not be less than 110 percent of the fair market value of the common stock on the date of grant.

Under the LTIP, no option may be exercisable more than 10 years after the date the option is granted, provided that if an option expires on a day that the participant cannot exercise the option because such exercise would violate any applicable securities laws, the expiration may be tolled at the discretion of the Compensation Committee until a date not later than 30 days following the lapse of any such restriction, to the extent allowed pursuant to certain tax restrictions. However, an option granted to a 10 Percent Stockholder that is intended to qualify as an incentive stock option may not be exercisable more than five years from the grant date. Unless otherwise determined by the Compensation Committee, participants may exercise any vested options by paying the exercise price either in cash, unrestricted shares of common stock owned for at least six months, any cashless exercise procedures approved by the Compensation Committee, by withholding shares of common stock otherwise deliverable upon exercise of the option, or any combination of the foregoing. In general, prior to exercise, participants will not have any rights as stockholders with respect to any shares of common stock covered by an option.

Stock Appreciation Rights (SARs). Under a SAR, a participant is awarded an interest in the appreciated value of the shares of common stock underlying the Award above a base amount for such shares established by the Compensation Committee at the time the right is granted. In no event may the base amount under a SAR be less than the fair market value of the shares underlying the SAR as of the date of grant, except for certain awards that are granted in assumption of or in substitution for awards of a company that the Company acquired. The appreciated value of the stock subject to a SAR will be payable to a participant at the time and under the terms and conditions of the SAR established by the Compensation Committee at the time of grant. SARs may be granted either alone or in tandem with options. The amount payable under a SAR will be paid in cash or shares of common stock, or any combination of cash or common stock as the Compensation Committee may decide. In general, prior to payment of a SAR in common stock, a participant will not have any rights as a stockholder with respect to the shares of common stock underlying a SAR.

Restricted Stock. Under a restricted stock award, a participant is issued shares of common stock of the Company that are subject to certain forfeiture or vesting provisions and restrictions on transferability as determined by the Compensation Committee at the time of the Award. Unless the restricted shares issued are treasury shares, a participant is required to pay the Company the aggregate par value for the shares of restricted stock within 10 days of the date of grant. Unless otherwise provided under the terms of the Award, a participant has voting and dividend rights with respect to awards of restricted stock, except that any dividends on shares of restricted stock that vest based upon the satisfaction of any performance conditions will only be paid if the underlying performance conditions are satisfied. Any stock or other securities received as a distribution with respect to restricted stock are subject to the same restrictions that apply to the shares of restricted stock.

Restricted Stock Units (RSUs). Each RSU represents the right of a participant to be paid one share of common stock of the Company subject to the vesting provisions, restrictions and other terms and conditions of the Award. Prior to the vesting of RSUs or the expiration of any applicable restriction period under the Award, the participant does not have any rights as a Company stockholder. Pursuant to the tax rules applicable to nonqualified deferred compensation plans under Section 409A, an Award of RSUs may permit the participant to elect to defer the receipt of shares of common stock that would otherwise be payable when the units vest.

Performance Awards.   Performance awards issued under the LTIP entitle a participant to receive an amount based on the satisfaction of certain performance criteria or goals established in the discretion of the Compensation Committee for a performance measurement period determined by the Compensation Committee in its discretion. Performance awards may include specific dollar-value target awards or the grant of performance units or shares, the value of which will be determined by the Compensation Committee at the time of grant and may be based on the fair market value of common stock of the Company. As amended, there is no limit on either the size or composition of a performance award that a participant may receive under the LTIP. In general, a participant is required to remain employed or engaged by the Company at the end of the performance measurement period in order to receive payment of a performance award. Performance awards earned or vested may be paid in shares of common stock of the Company or other property or securities of the Company as the Compensation Committee may determine. If the Company undergoes a Change in Control, the Committee shall determine the level at which performance awards shall become vested.

Deferred Stock Units (DSUs).   Each DSU represents the right of a participant to be paid one share of common stock of the Company at the end of a deferral period established under the Award by the Compensation Committee or elected by the participant under the terms of an Award and the tax rules applicable to nonqualified deferred compensation plans under Section 409A of the Code. Unless otherwise provided under an Award, during the applicable deferral period, a participant will not have any rights as a stockholder of the Company. However, unless otherwise provided, once the deferral period ends, the participant will be entitled to receive accumulated dividends and distributions with respect to the corresponding number of shares of common stock underlying each DSU. Except in the case of death, disability or retirement, a participant is required to remain employed or engaged by the Company as of the end of the deferral period in order to receive payment of a DSU.

LTIP participants who are non-employee directors may elect to defer payment of a portion of the annual fee paid to such director under the Company's director compensation policy, subject to restrictions and limitations established by the Compensation Committee from time to time. Such deferred amounts are converted to deferred stock units and subject to the terms of the LTIP.

Dividend Equivalent Rights (DERs).   The LTIP provides that an Award may include a DER entitling the grantee to receive amounts equal to all or any portion of the dividends that would be paid on the shares of common stock covered by such Award as if the common stock had been delivered pursuant to such Award. In the event such a provision is included in an award agreement, the Compensation Committee will determine whether the payments will be made in cash, in shares of common stock or in another form, whether they will be conditioned upon the exercise of the Award, the time or times at which they are made, and such other terms and conditions as the Compensation Committee deems appropriate. DERs granted on account of performance awards may only be paid if the underlying performance conditions of the Award are satisfied.

Stock Subject to the LTIP

If this proposal is approved by the stockholders, an additional 3,000,000 shares of common stock, par value $0.01 per share, will be reserved for issuance under the LTIP so that the total shares reserved for issuance under the LTIP since its initial adoption will be 25,000,000. This stock may be either authorized and unissued shares or treasury shares held by the Company. The shares of common stock subject to Awards that expire, terminate, are forfeited or are withheld in payment of the exercise price of or the taxes related to an Award, will be available for future grants under the LTIP. With respect to a SAR, only the number of shares of common stock actually delivered to the participant upon settlement will count against the share reserve. Generally, certain Awards that are granted in assumption of or in substitution for awards of a company that the Company acquired will not count against this share reserve under the LTIP and in some circumstances available shares of certain stockholder approved plans of a company that the Company acquires may be used for Awards under the LTIP.

In the event that a change affecting the capital structure of the Company is implemented, such as a stock dividend, stock split or merger, the Compensation Committee will equitably adjust the number and kind of shares or other property available for issuance under the LTIP, and the number, kind and exercise price of outstanding Awards. In the event of a merger, consolidation, or other reorganization where the Company is not the surviving or continuing entity, all outstanding Awards will be either assumed by the surviving or continuing entity or cancelled in exchange for cash or other property.

The LTIP was amended to incorporate limitations on the number of shares of common stock granted pursuant to stock-based awards, other than performance awards, that any one participant may receive in any one calendar year. The LTIP was further amended to institute an overall limit of $750,000 on the value of Awards granted to any one director in any one calendar year. The aggregate number of shares of common stock granted as stock options pursuant to a stock-based award under the LTIP, other than a performance award, during any calendar year to any one participant may not exceed 1,000,000 shares. Likewise, a participant may not be granted SARs with respect to more than 1,000,000 shares of common stock during a calendar year. There is no limit on either the size or composition of a performance award that a participant may receive under the LTIP. In addition, the fair market value of stock options (determined at the date of grant) that will first become exercisable during any one calendar year that are intended to qualify as incentive stock options under Section 422 of the Code may not exceed $100,000.

The market value of a share of common stock based on the closing price on the NYSE on March 13, 2017, was $17.33.

Administration

The LTIP is administered by the Compensation Committee, which is composed of non-employee members of the Board. Subject to the provisions of the LTIP, the Compensation Committee has the discretionary power and authority to select persons to participate in the LTIP and to determine the type, amount, timing and terms and conditions of Awards granted under the LTIP. The Compensation Committee also has the power and authority to interpret the terms of the LTIP and Awards issued thereunder.

The Committee may establish such rules and regulations and take such actions as it deems necessary or advisable for the proper administration of the LTIP. All decisions and interpretations by the Compensation Committee regarding the LTIP are final and binding on all participants and beneficiaries, unless an arbitration or other dispute resolution procedure is expressly provided in the applicable Award grant agreement. In addition, members of the Compensation Committee and the Company's officers will not be liable for any acts or omissions in connection with the performance of their duties under the LTIP, except in the case of the person's own willful misconduct or as expressly provided by statute.

Termination of Employment

Unless the Compensation Committee determines otherwise or as otherwise provided in a grant agreement, and except as provided above for deferred stock units, if a participant's employment or performance of service with the Company ceases, the following terms and conditions apply to the participant's outstanding Awards:

- *Death.* All outstanding Awards will become fully vested, to the extent not already vested, and they will be exercisable, if applicable, for one year from the date of death, or until the Award expires if earlier.

- *Disability.* All of the participant's Awards that are vested and exercisable on the date he or she becomes disabled

will remain exercisable, if applicable, for one year from the date of disability, or until the Award expires if earlier. All Awards that are not fully vested or exercisable on the date of disability will be forfeited.

- *Retirement.* All of the participant's Awards that are vested and exercisable on his or her retirement date will remain exercisable, if applicable, for two years from the retirement date, or until the Award expires if earlier. All Awards that are not fully vested or exercisable on the date of retirement will be forfeited; provided that if a director retires, all of his or her unvested Awards will immediately vest and be exercisable for two years after the retirement date, or until the Awards expire if earlier. In general, a director qualifies for retirement under the LTIP if his or her service on the Board terminates after five years of service. Other participants in the LTIP qualify for retirement upon termination from employment or service after attaining age 55 with 10 or more years of service.

- *Termination for Cause.* If a participant's employment or service with the Company is terminated for cause, all Awards granted under the LTIP will be immediately forfeited regardless of whether or not they are vested and/or exercisable. For purposes of the LTIP, the term "cause" means any one or more of the following events unless determined otherwise by the Compensation Committee: conviction of, or agreement to a plea of nolo contendere to, a felony, or any crime or offense lesser than a felony involving the property of the Company or a subsidiary; conduct that has caused demonstrable and serious injury to the Company or a subsidiary, monetary or otherwise; willful refusal to perform or substantial disregard of duties properly assigned, as determined by the Company; breach of duty of loyalty to the Company or a subsidiary or other act of fraud or dishonesty with respect to the Company or a subsidiary; or violation of the Company's code of conduct.

- *All Other Terminations.* All of the participant's Awards that are vested and exercisable will remain exercisable, if applicable, for 90 days from the date of termination, or until the Award expires if earlier. All Awards that are not fully vested or exercisable on the date of termination will be forfeited.

Change in Control

All outstanding Awards will become fully vested and exercisable until the Awards otherwise expire if (i) the Company undergoes a change in control and (ii) a participant is terminated pursuant to a qualifying termination. For purposes of the LTIP, a change in control is deemed to occur in any one of the following events: (1) any person or entity becoming the direct or indirect beneficial owner of 50% or more of the Company's voting stock, (2) directors serving on the Board as of a specified date cease to constitute at least a majority of the Board unless such directors are approved by a vote of at least two-thirds (⅔) of the incumbent directors, provided that a person whose assumption of office is in connection with an actual or threatened election contest or actual or threatened solicitation of proxies including by reason of agreement intended to avoid or settle such contest shall not be considered to be an incumbent director, (3) any reorganization, merger, consolidation, sale of all or substantially all of the assets of the Company or other transaction is consummated and the previous stockholders of the Company fail to own at least 50% of the combined voting power of the resulting entity (Business Combination) or (4) the stockholders approve a plan or proposal to liquidate or dissolve the Company. For purposes of the LTIP, a qualifying termination is an involuntary termination of a participant's employment within the 6 months prior to, or 24 months following, a change in control, but excluding terminations for cause, death or disability.

If a change in control occurs as a result of a Business Combination described above, then the Compensation Committee may cancel any or all outstanding options under the LTIP by paying the option holders an amount equal to the portion of the consideration, if any, that would have been payable to them pursuant to the transaction if their options had been fully exercised immediately prior to the transaction, less the aggregate exercise price of their options; or, if the options are underwater, cancel the options for no consideration or payment of any kind. Payments in exchange for options may be made in cash, securities, or other Company property as determined by the Compensation Committee in its sole discretion.

Dividends and Dividend Equivalents

The Compensation Committee may grant Awards that provide participants with the right to receive dividend payments or dividend equivalent payments on the common stock of the Company subject to the Award. As amended, the LTIP prohibits the Company from paying any dividends with respect to any Award before such Award is fully vested or the restrictions on such Award have lapsed. Further, any dividend payment rights granted on account of Awards that vest based upon the satisfaction of performance conditions will only be paid if the underlying performance conditions are satisfied.

Transferability

Unless determined otherwise by the Compensation Committee, no Award granted under the LTIP will be transferable by a participant, other than by will or the laws of descent and distribution, except to a participant's family member by gift or pursuant to a qualified domestic relations order as defined by the Code or to a charitable organization, in each case only with Compensation Committee approval or as may be provided in an Award.

Clawback

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirements under the securities laws, then any participant who has been paid an Award under the LTIP based upon the affected report will be required to repay such Award at the discretion of the Board.

Duration and Amendment of the LTIP

As amended, no Awards will be granted pursuant to the LTIP after February 22, 2027. The Board or the Compensation Committee may amend or terminate the LTIP at any time, except that no amendment shall become effective without prior approval of the stockholders of the Company if such approval is required by applicable law, regulations or the rules of any exchange or market on which the Company's common stock is traded or listed or the amendment would increase the number of shares reserved for issuance under the LTIP.

The Compensation Committee may amend the terms of any outstanding Award under the LTIP, except that no amendment may adversely affect any right of a participant under an Award without his or her written consent. Furthermore, no amendment may reduce the exercise price of any options or SARs awarded under the LTIP, exchange an option or a SAR which has an exercise price greater than the fair market value of a share of common stock for cash or shares of common stock, cancel an option or SAR in exchange for a replacement option or another Award with a lower exercise price, or reprice any outstanding Award, in each case without approval of the stockholders of the Company.

LTIP Benefits

During the fiscal year ending December 31, 2016, the following Awards were granted under the LTIP:

NAME AND POSITION	STOCK OPTIONS	RESTRICTED STOCK UNITS	DEFERRED STOCK UNITS	MARKET STOCK UNITS[1]
Named Executive Officers				
Mauricio Gutierrez President and Chief Executive Officer	—	136,845	—	217,625
Kirkland Andrews Executive Vice President and Chief Financial Officer	—	29,444	—	46,824
John Chillemi Executive Vice President, National Business Development	—	—	—	—
David R. Hill Executive Vice President and General Counsel	—	22,897	—	36,414
Elizabeth Killinger Executive Vice President and President, NRG Retail	—	26,532	—	42,194
Director Nominees				
Lawrence S. Coben	—	—	7,419	—
E. Spencer Abraham	—	—	7,419	—
Kirbyjon H. Caldwell	—	—	7,419	—
Terry G. Dallas	—	—	7,419	—
William E. Hantke	—	—	8,457	—
Paul W. Hobby	—	—	8,012	—
Anne C. Schaumburg	—	—	7,419	—
Evan J. Silverstein	—	—	8,012	—
Barry T. Smitherman	—	—	—	—
Thomas H. Weidemeyer	—	—	8,012	—
C. John Wilder	—	—	—	—
Walter R. Young	—	—	8,012	—
All current executive officers as a group	—	228,240	—	362,971
All current directors that are not executive officers as a group	—	—	77,600	—
Each other person who received or is to receive 5% or more of such Awards	—	—	—	—
All other employees as a group	—	839,461	—	378,133

[1] Amounts represent the number of MSUs granted. Each MSU represents the right to receive a target amount of shares of common stock on the third anniversary of the grant date based on TSR performance during such three-year period (the Performance Period). The number of shares of common stock to be paid for each MSU will be equal to: (i) 0% of the target MSUs, if there is a reduction of greater than 25% in TSR during the Performance Period; (ii) 75% of the target MSUs, if there is a 25% reduction in TSR during the Performance Period; (iii) between 75% of the target MSUs and the target MSUs based on an interpolated calculation, if there is a reduction in TSR that is less than 25%; (iv) the target MSUs, if there is no change in TSR during the Performance Period; (v) between the target MSUs and two times the target MSUs based on an interpolated calculation, if TSR increases less than 100% during the Performance Period, and (vi) two times the target MSUs, if TSR increases 100% during the Performance Period.

The Awards that will be granted or paid under the LTIP following the stockholders' approval of the LTIP are not currently determinable.

Federal Income Tax Consequences of Awards

The following discussion of the LTIP's federal income tax consequences is a summary of applicable federal law as currently in effect. This discussion does not cover all federal provisions that may apply to a participant, including federal gift tax or estate tax issues, and is not intended to be relied on by any person as tax advice.

Nonqualified Stock Options. A participant will not have taxable income upon the grant of a nonqualified stock option. Upon the exercise of a nonqualified option, the participant will be subject to tax withholding and will recognize ordinary income equal to the difference between (a) the fair market value of one share of common stock on the day the option is exercised and (b) the option price of one share, times the number of shares exercised.

The Company will be entitled to a tax deduction at the same time and in the same amount.

The subsequent sale of the shares by a participant generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to shares, and the capital gains will be taxable as long-term capital gains if the shares are held for more than one year.

Incentive Stock Options. Neither the grant nor exercise of an incentive stock option under the LTIP is taxable to the participant receiving the option. If the participant holds the stock purchased upon exercise of an incentive stock option for at least one year after exercising the option and at least two years after the option was granted, his or her later sale of the stock will produce long-term capital gain or loss, and the Company will not be entitled to any tax deduction. However, if the employee disposes of the stock before these holding periods have elapsed (a disqualifying disposition), he or she will generally be taxed at ordinary income rates on the excess of the fair market value of the stock when the option was exercised over the option exercise price (or, if less, the amount realized in the case of an arm's length disqualifying disposition to an unrelated third party), and the Company will be entitled to a tax deduction in the same amount. Any remaining gain or loss will be short-term or long-term capital gain or loss depending on the holding period of the shares. If shares acquired pursuant to the exercise of an incentive option are surrendered to the Company upon exercise of an incentive option and if the shares have not been held for the requisite one and two-year periods, the surrender will be treated as a disqualifying disposition.

Stock Appreciation Rights (SARs). The grant of a SAR is generally not a taxable event for a participant. Upon exercise of the SAR, the participant will generally recognize ordinary income equal to the fair market value of any shares or property received. The participant will be subject to income tax withholding at the time when the ordinary income is recognized. The Company will be entitled to a tax deduction at the same time for the same amount. If the

SAR is settled in shares, the participant's subsequent sale of the shares generally will give rise to capital gain or loss equal to the difference between the sale price and the ordinary income recognized when the participant received the shares, and these capital gains will be taxable as long-term capital gains if the participant held the shares for more than one year.

Restricted Stock. The grant of restricted stock is not a taxable event for a participant. When the restricted stock vests, the participant will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the restricted stock on the date of the expiration over the purchase price of the shares and will be subject to tax withholding. The participant may, however, elect within 30 days after the date of grant under Section 83(b) of the Code to recognize ordinary income on the date of grant in an amount equal to the fair market value of the restricted stock on the date of grant, determined without regard to the restrictions imposed on the shares. If and when the participant recognizes ordinary income attributable to the restricted stock, the Company will generally be entitled to a deduction equal to the amount of the ordinary income.

Restricted Stock Units, Performance Award and Deferred Stock Units. A participant generally will not have taxable income upon the grant of a restricted stock unit, performance award or deferred stock unit. Rather, taxation will be generally postponed until the Award is paid and the participant would be subject to tax withholding at such time. At that time, the participant will recognize ordinary income generally equal to the value of the shares of common stock or other property paid to the participant under the Award, and the Company will generally be entitled to a deduction equal to the same amount.

Excess Parachute Payment. The LTIP provides for accelerated vesting or payment of an Award if (i) the Company undergoes a change in control and (ii) a participant is terminated pursuant to a qualifying termination. In that event and depending upon the individual circumstances of the participant, certain amounts with respect to the Awards may constitute "excess parachute payments" under the golden parachute provisions of Sections 280G and 4999 of the Code. Pursuant to those provisions, an employee will be subject to a 20 percent excise tax on any "excess parachute payment," and the Company will not be permitted to take a deduction for the excess parachute payment.

Section 162(m). In general, Section 162(m) of the Code limits the amount of compensation otherwise deductible by the Company and its subsidiaries for the year to $1,000,000 for each of the principal executive officer of the Company and the next three highly compensated officers of the Company other than the principal financial officer serving at the end of the taxable year, except to the extent that the compensation qualifies as "performance-based compensation."

Performance awards may be granted to LTIP participants at any time, and from time to time, as determined by the

Compensation Committee. The Compensation Committee shall determine the size and composition of performance awards granted to a participant and the appropriate period over which performance is to be measured.

The value of each performance award may be fixed or it may be permitted to fluctuate based on a performance factor (e.g., return on equity) selected by the Compensation Committee; provided, that payment of any performance award that is intended to qualify as "qualified performance-based compensation" within the meaning of Treasury Regulation §1.162-27(e) shall be based solely on the satisfaction of pre-established, objective goals determined with reference to one or more performance factors. The performance criteria for any performance award that is intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Code will be any one or more of the following performance criteria applied to either the Company as a whole or to a business unit or subsidiary, as determined by the Compensation Committee and as provided in the LTIP: return on equity; earnings per share; return on gross or net assets; return on gross or net revenue; pre- or after-tax net income; earnings before interest, taxes, depreciation and amortization; operating income; revenue growth; consolidated pre-tax earnings; net or gross revenues; net earnings; earnings before interest and taxes; cash flow; earnings per share; fleet in-market availability; safety criteria; environmental criteria; revenue growth; cash flow from operations; diluted or basic; return on sales; earnings per share from continuing operations, diluted or basic; earnings from continuing operations; net asset turnover; capital expenditures; income before income taxes; gross or

operating margin; return on total assets; return on invested capital; return on investment; return on revenue; market share; economic value added; cost of capital; expense reduction levels; stock price; productivity; customer satisfaction; employee satisfaction; and total stockholder return for the applicable performance period, all as computed in accordance with Generally Accepted Accounting Principles (if relevant) as in effect from time to time and as applied by the Company in the preparation of its financial statements and subject to such other special rules and conditions as the Compensation Committee may establish at any time ending on or before the 90th day of the applicable performance period. These performance factors may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range.

Section 409A.   Section 409A of the Code imposes election, payment and funding requirements on "nonqualified deferred compensation plans." If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these requirements, then compensation deferred under the plan may become immediately taxable and subject to a 20 percent excise tax. Under regulations issued by the Internal Revenue Service (IRS), certain Awards that may be issued under the LTIP may constitute the "deferral of compensation" subject to the requirements of Section 409A. The LTIP is intended to comply with Section 409A. However, the Company is not responsible for the consequences of any violations of Section 409A.

Securities Authorized for Issuance under Equity Compensation Plans

PLAN CATEGORY	(a) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(b) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(c) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
Equity compensation plans approved by security holders	5,065,060[1]	$21.39	8,154,877
Equity compensation plans not approved by security holders	1,216,253[2]	24.64	960,904
Total	6,281,313	$22.83	9,115,781[3]

[1] Consists of shares issuable under the LTIP that is the subject of this Proposal, and the ESPP that is the subject of Proposal No. 3. The LTIP became effective upon the Company's emergence from bankruptcy. On July 28, 2010, the LTIP was amended to increase the number of shares available for issuance to 22,000,000. The ESPP was approved by the Company's stockholders on May 8, 2014. As of December 31, 2016, there were 667,819 shares reserved from the Company's treasury shares for the ESPP.

[2] Consists of shares issuable under the NRG GenOn LTIP. On December 14, 2012, in connection with the merger with GenOn, NRG assumed the GenOn Energy, Inc. 2010 Omnibus Incentive Plan and changed the name to the NRG 2010 Stock Plan for GenOn Employees, or the NRG GenOn LTIP. While the GenOn Energy, Inc. 2010 Omnibus Incentive Plan was previously approved by stockholders of RRI Energy, Inc. before it became GenOn, the plan is listed as "not approved" because the NRG GenOn LTIP was not subject to separate line item approval by NRG's stockholders when the merger with GenOn (which included the assumption of this plan) was approved. NRG intends to make subsequent grants under the NRG GenOn LTIP. As part of the merger with GenOn, NRG also assumed the GenOn Energy, Inc. 2002 Long-Term Incentive Plan, the GenOn Energy, Inc. 2002 Stock Plan, and the Mirant Corporation 2005 Omnibus Incentive Compensation Plan. NRG has no intention of making any grants or awards of its own equity securities under these plans. As of December 31, 2016, the number of securities to be issued upon the exercise of outstanding awards under these plans is 240,596 at a weighted-average exercise price of $36.72.

[3] Consists of 7,487,058 shares of common stock under the LTIP, 960,904 shares of common stock under the NRG GenOn LTIP, and 667,819 shares of treasury stock reserved for issuance under the ESPP. In the first quarter of 2017, 282,530 shares were issued to employees' accounts from the treasury stock reserve for the ESPP.

The Board of Directors recommends, on the advice of the Compensation Committee, a vote "FOR" the proposed Amended and Restated Long-Term Incentive Plan. Proxies received by the Board will be voted "FOR" the proposed Amended and Restated Long-Term Incentive Plan unless a contrary vote is specified.

Proposal No. 3
Adoption of the NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan

The NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan, initially established effective July 1, 2008, is designed to attract and retain talented employees necessary for the Company's continued growth and success. When the plan was first effective, the Board authorized, and stockholders approved, an aggregate of 500,000 shares of our common stock for issuance under such plan; an additional 1,000,000 shares were added to the plan with Board and stockholder approval in 2012. Effective July 1, 2014, following Board authorization and stockholder approval, the plan was amended and restated to increase the number of shares authorized for issuance under the plan by 800,000, to replenish shares purchased to date and to provide approximately 1,700,000 shares available for future purchases under the plan as of July 1, 2014. The amended and restated plan also modified the definition of "option price," expanded the definition of "compensation," extended the term of the plan to December 31, 2026 and made other technical changes regarding the administration of the plan. The Board has now approved the NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan (ESPP) with the following principal changes: (i) an increase in the number of shares authorized under the ESPP by 3,000,000, to replenish shares purchased to date and to provide approximately 3,385,300 shares available for future purchases under the ESPP; (ii) extend the term of the ESPP to December 31, 2026; and (iii) other technical changes regarding the administration of the ESPP.

If this proposal to adopt the ESPP is approved by stockholders at the Annual Meeting, the ESPP, as amended and restated, will be effective on April 28, 2017.

The ESPP provides our eligible employees and those of our designated subsidiaries with the opportunity to purchase shares of common stock through payroll deductions at an 85% discount to market price. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Board believes that the ESPP is a key benefit to employees and an important part of our total rewards program. It provides a convenient way for our employees to purchase shares of our common stock at a discounted price, which gives employees a vested interest in our success and aligns their interests with that of our stockholders. The closing price of NRG's common stock on March 13, 2017, was $17.33.

The Board approved the Amended and Restated ESPP on February 23, 2017, and directed that the ESPP be submitted for stockholder adoption at the Annual Meeting.

Description of the ESPP

The following provides a summary of the principal features of the ESPP. The ESPP is set forth in its entirety as *Appendix B* to this Proxy Statement. The following summary is qualified in its entirety by reference to *Appendix B*.

Purpose

The purpose of the ESPP is to increase employee alignment with stockholders by facilitating and encouraging share ownership by our eligible employees and those of our subsidiaries, and providing a mechanism to assist officers and other key employees to meet any applicable stock ownership guidelines.

Eligibility

Each employee of the Company or any designated subsidiary who, as of an "offering date," has or will have at least 60 days of continuous service prior to the start of the next option period under the ESPP may become a participant in the ESPP (Participant). Participation is documented through executing and delivering a Participation Election notice to the Company prior to such offering date. Approximately 8,325 employees will be eligible for the ESPP as of March 7, 2017. No employee may participate in the ESPP if such employee, immediately after an offering date, would be deemed for purposes of Section 423(b)(3) of the Code to possess 5% or more of the total combined voting power or value of all classes of stock of the Company, its parent (if applicable) or any subsidiary.

Offering Periods

There are two offering periods each year. An offering date occurs each January 1 and July 1, and commences an offering period. An option period is the six month period beginning on each offering date. The last day of an offering period (June 30 and December 31) is an exercise date on which shares of common stock are purchased for the completed offering period.

Administration

Subject to oversight by the Board, the ESPP Committee has the authority to administer the ESPP and to make and adopt rules and regulations consistent with the provisions of the ESPP and the Code and provide all notices required by the ESPP. Its interpretations and decisions with respect to the ESPP will be final and conclusive. The ESPP Committee has the authority to appoint an employee as plan manager and to delegate to the plan manager such authority with respect to the administration of the ESPP as

the ESPP Committee, in its sole discretion, deems advisable from time to time.

Shares Available under the ESPP

Including the 3,000,000 shares to be added to the ESPP under this proposal, there were 5,300,000 treasury shares reserved for the ESPP. The aggregate number of shares which may be purchased under the ESPP will not exceed the number of shares reserved for the ESPP. As of December 31, 2016, 1,914,700 shares have been issued under the ESPP, thereby leaving 3,385,300 shares available for issuance following the adoption of the ESPP by stockholders at the Annual Meeting.

In the event that adjustments are made in the number of outstanding shares of our common stock or such shares are exchanged for a different class of our stock or for shares of stock of any other corporation by reason of merger, consolidation, stock dividend, stock split or otherwise, the Board must make appropriate adjustments in (a) the number and class of shares or other securities that may be reserved for purchase, or purchased, under the ESPP, and (b) the option price. All such adjustments will be made in the sole discretion of the Board, and its decisions will be binding and conclusive.

Enrollment and Contributions

Payment for shares of our common stock purchased under the ESPP will be made by authorized payroll deductions from each payment of a Participant's compensation in accordance with instructions received from a Participant for an option period. Deductions will be expressed as a whole number percentage which will be at least 1% but not more than 10% of eligible compensation. To the extent authorized by the ESPP Committee for any full calendar year under the ESPP (Plan Year), a Participant may authorize a deduction from his or her cash bonus compensation. During an option period, a Participant may discontinue payroll deductions but have the payroll deductions previously made during that option period remain in the Participant's account to purchase common stock on the next exercise date, as long as he or she is an employee as of that exercise date. Any Participant who discontinues payroll deductions during an option period may again become a Participant for a subsequent option period by executing and filing another Participant Election form.

Purchase of Shares

The option price per share of the common stock sold to Participants under the ESPP is equal to the lesser of (a) 85% of the fair market value of a share on the offering date (first day) of an option period, and (b) 85% of the fair market value of a share on the exercise date (last day) of an option period. As long as our common stock is traded on an exchange, the fair market value equals the closing

price of the common stock on such exchange. In no event can the option price per share be less than the par value of the common stock.

On each exercise date, the amount in a Participant's account will be charged with the aggregate option price of the whole number of shares of common stock which can be purchased with such amount. The balance, if any, in such account is carried forward to the next succeeding option period, unless the Participant requests that excesses be refunded.

No employee will be granted an option under the ESPP if, immediately after the grant, such employee's right to purchase shares under all employee stock purchase plans (as described in Section 423 of the Code) of the Company and any subsidiary or parent of the Company would accrue at a rate which exceeds the lesser of: (a) $25,000 or (b) an amount equal to 10% of the employee's annualized base salary in effect at the start of such offering period, in each case based on the fair market value of such shares (determined at the time such option is granted); provided, however, that for any Plan Year in which such option would be outstanding at any time, the employee's right to purchase shares under all employee stock purchase plans (as described in Section 423 of the Code) of the Company and any subsidiary or parent of the Company may not accrue at a rate which exceeds twenty-five thousand dollars ($25,000) in the aggregate (as determined at the time such option is granted). Neither we nor any subsidiary currently has any other employee stock purchase plan in place.

The maximum number of shares of common stock that each Participant may purchase during an offering period is 20,000. Unless otherwise determined by the Compensation Committee, any shares purchased by a Participant are subject to a one year holding period from the date of purchase.

Termination of Participation

A Participant may withdraw from the ESPP at any time by filing a notice of withdrawal prior to the close of business on an exercise date. Upon withdrawal, the entire amount, if any, that remains in the Participant's account to purchase common stock is refunded to the Participant without interest. Any Participant who withdraws from the ESPP may again become a Participant in accordance with plan rules at the start of the next option period.

If a Participant ceases to be eligible to participate in the ESPP for any reason, the amount in such Participant's account will be refunded or distributed to the Participant, or in the case of death, the Participant's designated beneficiary or estate, or otherwise disposed of in accordance with policies and procedures prescribed by the ESPP Committee in cases where such a refund or distribution may not be possible.

Number of Shares Purchased by Certain Individuals and Groups

Given that the number of shares of common stock that may be purchased under the ESPP is determined by the fair market value of the common stock on the offering date or exercise date and given that participation in the ESPP is voluntary on the part of eligible employees, the actual number of shares that may be purchased by any individual is not determinable. All Participants, however, are subject to the limitations on the amount that can be invested, and the number of shares that may be purchased, as set forth in the ESPP and described above.

Amendment and Termination

The Board or the Compensation Committee may at any time, or from time to time, amend, modify, or terminate the ESPP in any respect, except that, without approval of the stockholders, no amendment may increase the aggregate number of shares reserved under the ESPP, materially increase the benefits accruing to Participants or materially modify the requirements as to eligibility for participation in the ESPP. Any amendment of the ESPP must be made in accordance with applicable provisions of the Code and/or any regulations issued thereunder, any other applicable law or regulations, and the requirements of the principal exchange upon which the common stock is listed.

Unless otherwise terminated by the Board or the Compensation Committee, the ESPP will terminate on December 31, 2026.

U.S. Tax Aspects

Neither the grant of an option, nor the exercise of an option, under the ESPP will have any tax consequences to Participants or us under federal tax laws. Tax consequences for a Participant will not arise until the Participant disposes of the common stock acquired under the ESPP. The tax treatment on disposition of common stock will depend on whether the Participant disposes of the common stock before or after the expiration of the "statutory holding period," i.e., the later of two years after the grant of the option or one year after the option is exercised.

If the Participant disposes of common stock acquired under the ESPP after the expiration of the statutory holding period, he or she will recognize ordinary income equal to the lesser of: (a) the excess of the fair market value of the common stock on the grant date over the option price and (b) the excess of the amount realized on the disposition of common stock over the option price. Any additional gain realized from the disposition of the shares will be treated as capital gain. If the Participant disposes of the common stock acquired under the ESPP before the expiration of the statutory holding period, he or she will recognize ordinary income equal to the excess of the fair market value of the common stock on the offering date or exercise date, as applicable, over the option price. Any additional gain realized from the disposition will be treated as capital gain. We will be entitled to a deduction equal to the amount of ordinary income recognized by the Participant in the event of a disposition before the expiration of the statutory holding period.

Securities Authorized for Issuance under Equity Compensation Plans

Please see Proposal No. 2—Securities Authorized for Issuance under Equity Compensation Plans.

The Board recommends, on the advice of the Compensation Committee, a vote "FOR" the adoption of the NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan. Proxies received by the Board will be voted "FOR" the adoption unless a contrary vote is specified.

Proposal No. 4
Advisory Vote to Approve NRG'S Executive Compensation

Under Section 14A of the Exchange Act, the stockholders of the Company are entitled to vote at this year's Annual Meeting to approve the compensation of the Company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K (Regulation S-K) of the rules and regulations under the Securities Act of 1933, as amended (Securities Act).

As described more fully in the CD&A, the Company's executive compensation program is designed to attract, retain and reward top executive talent. The intent of the Company's compensation program is to reward the achievement of the Company's annual goals and objectives while supporting the Company's long-term business strategy.

This proposal, commonly known as a "say on pay" proposal, gives stockholders the opportunity to express their views on the Company's named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers as described in this Proxy Statement. Accordingly, the Board recommends that stockholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

The say on pay vote is advisory and therefore not binding on the Company, the Board or the Compensation Committee. However, the Board and the Compensation Committee value the opinions of the stockholders and to the extent there is a significant number of votes against the named executive officer compensation as disclosed in this Proxy Statement, stockholders' concerns will be considered and the Board and the Compensation Committee will evaluate actions necessary to address those concerns.

The Board recommends a vote "FOR" the approval of the Company's executive compensation as disclosed in this Proxy Statement. Proxies received by the Board will be voted "FOR" the approval of the Company's named executive officer compensation unless a contrary vote is specified.

Proposal No. 5
Advisory Vote on Frequency of Advisory Vote on Executive Compensation

As described in Proposal No. 4, the Company's stockholders are provided the opportunity to cast an advisory vote to approve the compensation of the Company's named executive officers, that is, the say on pay vote. Section 14A of the Exchange Act also affords stockholders the opportunity to cast an advisory vote on how often the Company should include the say on pay vote in its proxy materials for future annual stockholder meetings (or other meetings of stockholders at which directors will be elected). Under this Proposal No. 5, stockholders may vote to have the say on pay vote every one year, two years, or three years, or abstain from the vote. At the Company's 2011 Annual Meeting of Stockholders, the stockholders voted to have the say on pay vote annually.

Although the vote is non-binding, the Board and the Compensation Committee value the opinions of the stockholders and will consider the outcome of the vote when determining the frequency of the say on pay vote.

The Board has determined that an annual say on pay vote is the best approach for the Company and its stockholders because the Board believes that a one-year frequency provides the highest level of accountability and communication by and between the Board and the stockholders. An annual say on pay vote enables stockholders to approve the compensation of the named executive officers with the most recent executive compensation information presented in the Proxy Statement for the annual meeting of stockholders. In addition, the Board recognizes the importance of receiving regular, direct input from stockholders on important issues such as the Company's compensation philosophy, policies and practices as disclosed in the Proxy Statement every year. An annual vote is consistent with Company policies of annually seeking input from, and engaging in discussions with, the stockholders on corporate governance matters and executive compensation philosophy, policies and practices.

For the reasons stated above, the Board recommends a vote for a "one year" frequency for the say on pay vote. Please note that stockholders are not voting to approve or disapprove the best approach determined by the Board with respect to this proposal. Rather, stockholders may cast their vote on their preferred voting frequency by choosing the option of one year, two years, or three years, or abstain from the vote.

Because this is only an advisory vote, the Board may decide that it is in the best interests of the stockholders and the Company to hold the say on pay vote more or less frequently than the option selected by the stockholders.

> The Board recommends a vote for the frequency of "ONE YEAR" for the advisory vote on executive compensation. Proxies received by the Board will be voted for the frequency of "ONE YEAR" unless a contrary vote is specified.

Proposal No. 6
Ratification of Independent Registered Public Accounting Firm for the 2017 Fiscal Year

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's consolidated financial statements. To execute this responsibility, the Audit Committee engages in a thorough annual evaluation of (i) the independent registered public accounting firm's qualifications, performance and independence, (ii) whether the independent registered public accounting firm should be rotated, and (iii) the advisability and potential impact of selecting a different independent registered public accounting firm.

The Audit Committee appointed the firm of KPMG LLP, an independent registered public accounting firm, to audit the consolidated financial statements of the Company and its subsidiaries for the 2017 fiscal year at a meeting held in February. KPMG LLP has been retained as the Company's independent registered public accounting firm continuously since May 24, 2004. In accordance with SEC rules and KPMG LLP policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit services to the Company. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years, and certain of the audit partners rotated from providing the Company's audit services in 2016. The Audit Committee is involved in the selection of KPMG LLP's lead audit partner.

The Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as the Company's independent registered public accounting firm for the 2017 fiscal year is in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of KPMG LLP, the Audit Committee will reconsider its selection. Representatives of KPMG LLP are expected to attend the Annual Meeting where they will be available to respond to questions and, if they desire, to make a statement.

The Board recommends a vote "FOR" the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2017 fiscal year. Proxies received by the Board will be voted "FOR" ratification unless a contrary vote is specified.

Proposal No. 7
Stockholder Proposal Regarding Disclosure of Political Expenditures

The Company is not responsible for the content of this stockholder proposal or supporting statement.

The following proposal and supporting statement were submitted by the Comptroller of the City of New York, Scott M. Stringer, on behalf of the New York City Employees' Retirement System and the New York City Teachers' Retirement System, Municipal Building, One Centre Street, Eighth Floor North, New York, New York 10007, which are the beneficial owners of 222,638 shares and 251,675 shares, respectively, of the Company's common stock, and each of which intends to hold such shares of the Company's common stock through the date of the Annual Meeting:

Proposal

Resolved: The shareholders of NRG Energy, Inc. ("NRG Energy") hereby request that the Company prepare and periodically update a report, to be presented to the pertinent board of directors committee and posted on the Company's website, that discloses monetary and non-monetary expenditures that NRG Energy makes on political activities, including:

- expenditures that NRG Energy cannot deduct as an "ordinary and necessary" business expense under section 162(e) of the Internal Revenue Code (the "Code") because they are incurred in connection with (a) influencing legislation; (b) participating or intervening in any political campaign on behalf of (or in opposition to) any candidate for public office; or (c) attempting to influence the general public, or segments thereof, with respect to elections, legislative matters, or referenda;
- contributions to, or expenditures in support of or opposition to, political candidates, political parties, or political committees;
- dues, contributions or other payments made to tax-exempt "social welfare" organizations and "political committees" operating under sections 501(c)(4) and 527 of the Code, respectively, or to tax-exempt entities that write model legislation and operate under section 501(c)(3) of the Code; and
- the portion of dues or other payments made to a tax-exempt entity such as a trade association that is used for an expenditure or contribution and that would not be deductible under section 162(e) of the Code if made directly by the Company.

The report shall identify all recipients and the amount paid to each recipient from Company funds.

Stockholder Supporting Statement

As long-term shareholders, we support transparency and accountability in corporate spending on political activities. A similar resolution received 49.4% of "yes" votes at the Company's 2016 Annual Meeting.

NRG Energy's current political contribution policy requires "complete and accurate disclosures" only "where required" (http://investors.nrg.com/phoenix.zhtml?c=121544&p=irol-govHighlights, viewed November 1, 2015). The Company therefore does not currently disclose potentially significant contributions that may be channeled anonymously into the political process through trade associations and non-profit groups that need not disclose contributions. Such payments may far surpass the contributions that must be publicly reported.

Disclosure is consistent with public policy and in the best interest of NRG Energy shareholders. The Supreme Court's 2010 *Citizens United* decision—which liberalized rules for corporate participation in election-related activities—recognized the importance of disclosure to shareholders, saying: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way."

In our view, in the absence of a system of transparency and accountability, company assets could be used for policy objectives that may be inimical to the long-term interests of, and may pose risks to, shareholders.

NRG Energy currently lags many utility companies that publicly disclose political spending, including AES Corporation, AGL Resources, American Electric Power, Dominion Resources, Edison International, Entergy, Exelon, and PPL Corporation.

Given the vagaries of the political process and the uncertainty that political spending will produce any return for shareholders, we believe that companies should ensure board oversight and be fully transparent by disclosing corporate assets spent in this area.

Board of Directors' Statement in Opposition

The Board recommends a vote "AGAINST" this stockholder proposal for the following reasons:

This is the second consecutive year we have received this proposal from the Comptroller of the City of New York. At our 2016 Annual Meeting, this proposal received the support of only 41.6% of the shares present in person or represented by proxy. The Board believes that this result indicates that our stockholders agreed that the report requested by this proposal is unnecessary due to our system of reporting of political expenditures, and would be an unproductive use of time.

The Board of Directors believes the report requested by this proposal is unnecessary because a system of reporting and accountability for political expenditures already exists and the Company publicly discloses its participation in the political process in support of its business interests, as required by law. The Company is committed to complying and does comply with all applicable laws concerning political expenditures, disclosure, and reporting.

Current law limits the amounts of political expenditures that are permissible (other than to trade associations or organizations formed under Section 501(c)(4) of the Code), restricts the organizations or entities that can receive corporate funding, and establishes a clear accountability system enforced by regulatory agencies in the U.S. In most jurisdictions, campaign finance information for corporate contributions (other than to trade associations or organizations formed under Section 501(c)(4) of the Code) is now easily accessible to the public through the Internet. The Company also contributes to certain trade associations or organizations formed under Section 501(c)(4) of the Code as further discussed below.

The Company has disclosed in its Political Contribution Policy the mechanisms and means which govern participation in public policy processes (including political expenditures criteria, management and Board oversight mechanisms). Stockholders and interested parties can easily access the Policy under the heading "Governance" on our website at www.nrg.com. The Company also requires all of its employees to annually review its policies and procedures pertaining to political contributions in the Company's Code of Conduct. The Company's Code of Conduct is also available to the public under the heading "Governance" on our website at www.nrg.com.

Political Action Committee Contributions—As set forth in more detail in the Company's Political Contribution Policy, contributions made by the NRG Energy, Inc. Political Action Committee (NRG PAC) are funded entirely by the voluntary contributions of our employees and no corporate funds are used. Contributions of funds from the NRG PAC are made in accordance with the NRG PAC budget as approved by the NRG PAC board. The NRG PAC maintains its own board of directors comprised of employee representatives from across the Company. The NRG PAC board votes on an annual budget for political expenditures and such expenditures are monitored by the NRG PAC treasurer. The NRG PAC files monthly reports of receipts and disbursements with the Federal Election Commission (FEC), as well as pre-election and post-election reports. These publicly available reports identify the names of candidates supported and amounts contributed by the PAC. In addition, all political contributions to federal candidates over $200 are publicly disclosed by the FEC.

Corporate Contributions—Contributions of funds from any Company state political action committee and all other Company contributions may be made only if permitted under applicable law and with prior written consent of the Chief Compliance Officer and the Vice President— Governmental Affairs. The Company's corporate contributions made directly to political candidates or campaigns (excluding contributions to trade or business associations as further discussed below) have been, and are expected to continue to be, de minimus. With respect to contributions to a political candidate or campaign (excluding contributions to trade or business associations), the average individual contribution and the aggregate annual contributions made by the Company in 2016 were $2,030 and $129,900, respectively.

Business and Trade Associations—The Company is also a member of various business and trade associations that engage generally in education and advocacy efforts on a number of industry issues. The Company's Political Contribution Policy provides additional information regarding criteria for, and oversight of, the Company's participation in these associations. The political activity of such associations is not necessarily representative of a position of the Company, and the benefits that the Company receives from these trade or business associations are primarily expertise and the ability to gain insight on industry-setting standards. Payments made to business or trade associations are subject to the Company's Political Contribution Policy and are reviewed annually by the Governance and Nominating Committee.

Board Committee Oversight—The Company's political activities will be reviewed annually by the Governance and Nominating Committee. The Company believes this oversight process ensures accountability and transparency for the Company's corporate political activities.

The Board believes it is in the best interests of the Company's stockholders for the Company to be an effective participant in the political process. Laws and policies enacted at the federal, state and local levels can have a significant impact on the Company and its customers, employees and stockholders. The Company actively encourages public policy that furthers its ability to provide reliable and affordable power to its customers in the markets served by the Company, while adhering to the Company's relentless commitment to safety. The Company's active participation in public policy is appropriate to ensure that public officials are informed about key issues that affect the interests of the Company's customers, employees, stockholders and the communities the Company serves.

The Board believes existing disclosure of the Company's current policies and practices with regard to political expenditures, together with applicable federal, state and local reporting requirements, provide appropriate transparency of the Company's political participation. Undertaking the additional obligations required by the stockholder proposal would result in the use of valuable Company resources, unproductive consumption of time, and undue expense to the Company with little, if any, corresponding benefit for stockholders.

For the foregoing reasons, the Board unanimously recommends a vote "AGAINST" this proposal. Proxies received by the Board will be voted "AGAINST" this proposal unless a contrary vote is specified.

Our executive officers are elected by the Board annually to hold office until their successors are elected and qualified. The biographical information for each of the executive officers is provided below.

Mauricio Gutierrez
Age 46
President and Chief Executive Officer

For biographical information for Mauricio Gutierrez, see "Nominees for Director."

Kirkland Andrews
Age 49
Executive Vice President and Chief Financial Officer

Mr. Andrews has served as Executive Vice President and Chief Financial Officer of NRG since September 2011. Mr. Andrews is a director of NRG Yield, Inc. and also served as Executive Vice President and Chief Financial Officer of NRG Yield, Inc. from December 2012 through November 2016. Prior to joining NRG, he served as Managing Director and Co-Head Investment Banking, Power and Utilities—Americas at Deutsche Bank Securities from June 2009 to September 2011. Prior to this, he served in several capacities at Citigroup Global Markets Inc., including Managing Director, Group Head, North American Power from November 2007 to June 2009, and Head of Power M&A, Mergers and Acquisitions from July 2005 to November 2007. In his banking career, Mr. Andrews led multiple large and innovative strategic, debt, equity and commodities transactions.

David Callen
Age 45
Senior Vice President and Chief Accounting Officer

Mr. Callen has served as Senior Vice President and Chief Accounting Officer since February 2016 and Vice President and Chief Accounting Officer from March 2015 to February 2016. In this capacity, Mr. Callen is responsible for directing NRG's financial accounting and reporting activities. Mr. Callen also has served as Vice President and Chief Accounting Officer of NRG Yield, Inc. since March 2015. Prior to this, Mr. Callen served as the Company's Vice President, Financial Planning & Analysis from November 2010 to March 2015. He previously served as Director, Finance from October 2007 through October 2010, Director, Financial Reporting from February 2006 through October 2007, and Manager, Accounting Research from September 2004 through February 2006. Prior to NRG, Mr. Callen was an auditor for KPMG LLP in both New York City and Tel Aviv Israel from October 1996 through April 2001.

John Chillemi
Age 49
Executive Vice President, National Business Development

Mr. Chillemi has served as Executive Vice President, National Business Development of NRG since December 2015. In this role, Mr. Chillemi is responsible for all wholesale generation development activities for NRG across the nation. Prior to December 2015, Mr. Chillemi was Senior Vice President and Regional President, West since the acquisition of GenOn in December 2012. Mr. Chillemi served as the Regional President in California and the West for GenOn from December 2010 to December 2012, and as President and Vice President of the West at Mirant Corporation from 2007 to December 2010. Mr. Chillemi has also served as a director of NRG Yield, Inc. since May 2016. Mr. Chillemi has 30 years of power industry experience, beginning with Georgia Power in 1986.

David R. Hill
Age 53
Executive Vice President and General Counsel

Mr. Hill has served as Executive Vice President and General Counsel since September 2012. Mr. Hill also has served as Executive Vice President and General Counsel of NRG Yield, Inc. since December 2012. Prior to joining NRG, Mr. Hill was a partner and co-head of Sidley Austin LLP's global energy practice group from February 2009 to August 2012. Prior to this, Mr. Hill served as General Counsel of the U.S. Department of Energy (DOE) from August 2005 to January 2009 and, for the three years prior to that, as Deputy General Counsel for Energy Policy of the DOE. Before his federal government service, Mr. Hill was a partner in major law firms in Washington, D.C. and Kansas City, Missouri, and handled a variety of regulatory, litigation and corporate matters.

Elizabeth Killinger
Age 46
Executive Vice President and President, NRG Retail

Ms. Killinger has served as Executive Vice President and President, NRG Retail and Reliant of NRG since February 2016. Ms. Killinger was Senior Vice President and President, NRG Retail from June 2015 to February 2016 and Senior Vice President and President, NRG Texas Retail from January 2013 to June 2015. Ms. Killinger has also served as President of Reliant, a subsidiary of NRG, since October 2012. Prior to that, Ms. Killinger was Senior Vice President of Retail Operations and Reliant Residential from January 2011 to October 2012. Ms. Killinger has been with the Company and its predecessors since 2002 and has held various operational and business leadership positions within the retail organization. Prior to joining the Company, Ms. Killinger spent a decade providing strategy, management and systems consulting to energy, oilfield services and retail distribution companies across the U.S. and in Europe.

Voting Stock Ownership of Directors, Named Executive Officers and Certain Beneficial Owners

Stock Ownership of Directors and Executive Officers

The following table sets forth information concerning beneficial ownership of the Company's common stock as of March 13, 2017, for: (a) each director and the nominees for director; (b) named executive officers set forth in the Summary Compensation Table (NEOs); and (c) the directors and executive officers as a group. The percentage of beneficial ownership is based on 316,080,588 shares of common stock outstanding as of March 13, 2017. The percentage of beneficial ownership also includes any shares that such person has the right to acquire within 60 days of March 13, 2017. Unless otherwise indicated, each person has sole voting and dispositive power with respect to the shares set forth in the following table.

Except as noted below, the address of the beneficial owners is NRG Energy, Inc., 804 Carnegie Center, Princeton, New Jersey 08540.

DIRECTORS AND EXECUTIVE OFFICERS	COMMON STOCK[1]	PERCENT OF CLASS
Mauricio Gutierrez	162,742	★[2]
Kirkland Andrews	155,923	★[3]
David Callen	6,744	★[4]
John Chillemi	14,979	★[5]
David R. Hill	34,872	★[6]
Elizabeth Killinger	48,690	★[7]
Lawrence S. Coben	77,524	★[8]
E. Spencer Abraham	31,578	★[9]
Kirbyjon H. Caldwell	45,149	★[10]
Terry G. Dallas	21,701	★[11]
William E. Hantke	48,899	★[12]
Paul W. Hobby	53,020	★
Anne C. Schaumburg	54,776	★[13]
Evan J. Silverstein	44,162	★[14]
Barry T. Smitherman	19,213	★
Thomas H. Weidemeyer	55,523	★[15]
C. John Wilder	8,060	★[16]
Walter R. Young	87,447	★
All Directors and Executive Officers as a group (18 people)	971,002	★[17]

★ Less than one percent of outstanding common stock.

1   The number of shares beneficially owned by each person or entity is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any: (a) shares to which such person or entity has sole or shared voting power or dispositive power and (b) shares that such person or entity has the right to acquire within 60 days through the exercise of stock options or similar rights.

2   Includes 10,975 DERs. Excludes 292,527 RSUs, 220,140 relative performance stock units (RPSUs) and 246,050 MSUs. DERs become exercisable proportionately with the RSUs, RPSUs or MSUs to which they relate. Each DER is the right to receive one share of NRG common stock and becomes exercisable proportionately with the RSUs, RPSUs or MSUs to which they relate. Each RSU represents the right to receive one share of NRG common stock upon vesting. Each RPSU represents the potential to receive common stock based upon NRG achieving a certain level of total shareholder return relative to NRG's peer group over a three-year performance period. Each MSU represents the potential to receive common stock after the completion of three years of service from the date of grant based on absolute NRG stock price change (plus dividends) versus the baseline.

3   Includes 4,191 DERs. Excludes 80,410 RSUs, 55,777 RPSUs and 75,249 MSUs.

4   Includes 884 DERs. Excludes 35,570 RSUs, 19,740 RPSUs and 19,914 MSUs.

5   Includes 2,293 DERs. Excludes 54,005 RSUs, 41,207 RPSUs and 45,645 MSUs.

6   Includes 3,261 DERs. Excludes 62,800 RSUs, 43,797 RPSUs and 58,519 MSUs.

7   Includes 3,295 DERs and 18,700 shares that may be acquired at or within 60 days of March 13, 2017, pursuant to the exercise of options. Excludes 65,246 RSUs, 43,814 RPSUs and 62,088 MSUs.

8   Includes 73,541 DSUs and 1,531 DERs, payable in the event Dr. Coben ceases to be a member of the Board.

9   Includes 23,755 DSUs and 1,136 DERs, payable in the event Secretary Abraham ceases to be a member of the Board.

10 Includes 43,651 DSUs and 1,498 DERs, payable in the event Mr. Caldwell ceases to be a member of the Board.

11 Includes 7,419 DSUs and 1,782 DERs, payable in the event Mr. Dallas ceases to be a member of the Board. Also includes 14,282 shares held indirectly in trusts. Excludes 24,783 DSUs issued to Mr. Dallas that will be exchanged for common stock on a one-for-one basis on the following schedule: (a) 6,196 on January 15, 2021; (b) 6,195 on January 15, 2022; (c) 6,196 on January 15, 2023; and (d) 6,196 on January 15, 2024.

12 Includes 383 DERs. Excludes 7,354 DSUs issued to Mr. Hantke that will be exchanged for common stock on a one-for-one basis on the following schedule: (a) 3,520 on June 1, 2017; (b) 2,417 on June 1, 2018; and (c) 1,417 on June 1, 2019.

13 Includes 48,604 DSUs and 1,199 DERs, payable in the event Ms. Schaumburg ceases to be a member of the Board.

14 Includes 25,417 DSUs and 1,205 DERs, payable in the event Mr. Silverstein ceases to be a member of the Board.

15 Includes 34,876 DSUs, payable in the event Mr. Weidemeyer ceases to be a member of the Board.

16 Excludes 7,807,214 shares held by BEP Special Situations 2 LLC (Special Situations). Mr. Wilder may be deemed to beneficially own the shares held by Special Situations as he is manager of Bluescape Resources GP Holdings LLC, which is acting as the manager of Bluescape Energy Partners III GP LLC, which is acting as the general partner of Bluescape Energy Recapitalization and Restructuring Fund III LP (Main Fund), and Main Fund is acting as a managing member of Special Situations. Mr. Wilder disclaims beneficial ownership of the shares held by Special Situations except to the extent of any indirect pecuniary interest therein.

17 Consists of the total holdings of directors, named executive officers, and all other executive officers as a group.

Stock Ownership of Principal Stockholders

The following table sets forth information for each person known to the Company to own more than five percent of the Company's common stock, as of the date of their most recent Schedule 13D or Schedule 13G filing, as applicable, with the SEC. Percentage of beneficial ownership is based on 316,080,588 shares of common stock outstanding as of March 13, 2017. Unless otherwise indicated, each person has sole investment and voting power with respect to the shares set forth in the following table.

PRINCIPAL STOCKHOLDER	COMMON STOCK	PERCENT OF CLASS
T. Rowe Price Associates, Inc. *100 E. Pratt Street* *Baltimore, Maryland 21202*	39,050,470	12.35%[1]
The Vanguard Group, Inc. *100 Vanguard Blvd.* *Malvern, Pennsylvania 19355*	32,659,341	10.33%[2]
Hotchkis and Wiley Capital Management, LLC *725 S. Figueroa Street, 39th Floor* *Los Angeles, California 90017*	27,467,261	8.69%[3]
Entities affiliated with Elliott Associates, L.P. *40 West 57th Street* *New York, New York 10019*	21,783,606	6.89%[4]
BlackRock, Inc. *55 East 52nd Street* *New York, New York 10022*	20,364,581	6.44%[5]
Carlson Capital, L.P *2100 McKinney Avenue, Suite 1800* *Dallas, Texas 75201*	17,077,796	5.40%[6]

[1] Based upon information set forth in the Schedule 13G filed on February 7, 2017 by T. Rowe Price Associates, Inc. (T. Rowe Price). T. Rowe Price has sole voting power over 9,891,950 shares and sole dispositive power over 39,050,470.

[2] Based upon information set forth in the Schedule 13G filed on February 10, 2017 by The Vanguard Group, Inc. (Vanguard). Vanguard has sole voting power over 423,732 shares and sole dispositive power over 32,216,107 shares. Vanguard has shared voting power over 35,600 shares and shared dispositive power over 443,234 shares. Vanguard Fiduciary Trust Company (VFTC), a wholly-owned subsidiary of Vanguard, is the beneficial owner of 407,634 shares as a result of VFTC serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd. (VIA), a wholly-owned subsidiary of Vanguard, is the beneficial owner of 51,698 shares as a result of VIA serving as investment manager of Australian investment offerings.

[3] Based upon information set forth in the Schedule 13G filed on February 10, 2017 by Hotchkis and Wiley Capital Management, LLC (HWCM). HWCM has sole voting power over 20,105,791 shares and sole dispositive power over 27,467,261 shares. HWCM expressly disclaims that it is the beneficial owner of such shares.

[4] Based upon information set forth in the Schedule 13D/A filed on February 13, 2017 by Elliott Associates, L.P. (Elliott), and its wholly-owned subsidiaries Elliot International, L.P. (Elliott International), and Elliott International Capital Advisors, Inc. (EICA), which is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interests in any shares. Elliott beneficially owns 5,402,754 shares, which includes 2,754,285 shares underlying physically settled swaps. In addition, Elliot has entered into a notional principal amount derivative agreement in the form of cash settled swaps with respect to 1,568,000 shares. Elliott International beneficially owns 11,480,852 shares, which includes 5,852,852 shares underlying physically settled swaps. EICA, as investment manager of Elliott International, may be deemed to beneficially own the 11,480,852 shares beneficially owned by Elliott International. In addition, Elliott International has entered into a notional principal amount derivative agreement in the form of cash settled swaps with respect to 3,332,000 shares.

[5] Based upon information set forth in the Schedule 13G filed on January 25, 2017 by Blackrock, Inc. Blackrock, Inc. has sole voting power over 18,336,299 shares and sole dispositive power over 20,364,581 shares.

[6] Based upon information set forth in the Schedule 13G filed on January 30, 2017 by Carlson Capital, L.P. (Carlson). Carlson has shared voting power and shared dispositive power over 17,077,796 shares, and is the beneficial owner of 17,077,796 shares. Asgard Investment Corp. II (Asgard II), the general partner of Carlson, has shared voting power and shared dispositive power over 17,077,796 shares, and is the beneficial owner of 17,077,796 shares. Asgard Investment Corp. (Asgard), the sole stockholder of Asgard II, has shared voting power and shared dispositive power over 17,077,796 shares, and is the beneficial owner of 17,077,796 shares. Mr. Clint D. Carlson, president of Asdard and Carlson, has shared voting power and shared dispositive power over 17,077,796 shares, and is the beneficial owner of 17,077,796 shares.

Director and Executive Officer Ownership of NRG Yield Common Stock

NRG holds, in the aggregate, 55.1% of the voting interest in NRG Yield, Inc. (NRG Yield) through its ownership of NRG Yield's Class B common stock and Class D common stock. The following table sets forth information concerning beneficial ownership of NRG Yield's Class A common stock and Class C common stock as of March 13, 2017, for: (a) each of our directors and the nominees for director; (b) our NEOs; and (c) our directors and executive officers as a group. Percentage of beneficial ownership is based on 34,586,250 shares of NRG Yield Class A common stock and 62,822,822 shares of Class C common stock outstanding as of March 13, 2017. Unless otherwise indicated, each person has the sole investment and voting power with respect to the shares of NRG Yield Class A and Class C common stock set forth in the following table.

Except as noted below, the address of the beneficial owners is NRG Energy, Inc., 804 Carnegie Center, Princeton, New Jersey 08540.

| NAME OF BENEFICIAL OWNER | CLASS A COMMON STOCK | | CLASS C COMMON STOCK | | COMMON STOCK |
	NUMBER[1]	% OF CLASS	NUMBER[1]	% OF CLASS	% OF COMBINED VOTING POWER[2]
Mauricio Gutierrez	6,000	★	6,000	★	★
Kirkland Andrews	5,000	★	5,000	★	★
David Callen	—	★	310	★	★
John Chillemi	—	★	—	★	★
David R. Hill	3,500	★	2,500	★	★
Elizabeth Killinger	300	★	300	★	★
Lawrence S. Coben	—	★	—	★	★
E. Spencer Abraham	—	★	—	★	★
Kirbyjon H. Caldwell	—	★	—	★	★
Terry G. Dallas	—	★	—	★	★
William E. Hantke	—	★	—	★	★
Paul W. Hobby	3,000	★	3,000	★	★
Anne C. Schaumburg	2,500	★	2,500	★	★
Evan J. Silverstein	—	★	—	★	★
Barry T. Smitherman	—	★	—	★	★
Thomas H. Weidemeyer	—	★	—	★	★
C. John Wilder	—	★	—	★	★
Walter R. Young	—	★	—	★	★
All Directors and Executive Officers as a group (18 people)	20,300	★	19,610	★	★

★ Less than one percent of outstanding common stock or combined voting power of NRG Yield

[1] The number of shares beneficially owned by each person or entity is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any: (a) shares to which such person or entity has sole or shared voting power or dispositive power and (b) shares that such person or entity has the right to acquire within 60 days through the exercise of stock options or similar rights.

[2] Represents the voting power of all of the classes of common stock voting together as a single class. Each holder of Class A or Class B common stock is entitled to one vote for each share held. Each holder of Class C or Class D common stock is entitled to 1/100th of one vote for each share held. Holders of shares of Class A, Class B, Class C and Class D common stock vote together as a single class on all matters presented to NRG Yield's stockholders for their vote or approval, except as otherwise required by applicable law.

Certain Relationships and Related Person Transactions

Interest in NRG Yield

NRG formed NRG Yield to own and operate a portfolio of contracted generation assets and thermal infrastructure assets that have historically been owned and/or operated by NRG and its subsidiaries. On May 14, 2015, NRG Yield completed a stock split in connection with which each outstanding share of its Class A common stock was split into one share of Class A common stock and one share of Class C common stock, and each outstanding share of its Class B common stock was split into one share of Class B common stock and one share of Class D common stock. Through our ownership of Class B common stock and Class D common stock of NRG Yield, we hold, in the aggregate, 55.1% of the voting interest in NRG Yield's stock.

In connection with NRG Yield's initial public offering, we entered into a Management Services Agreement, dated as of July 22, 2013 (Management Services Agreement) with NRG Yield pursuant to which we have agreed to provide or arrange for other service providers to provide management and administration services to NRG Yield. As part of the services provided, certain executive officers of NRG also serve as executive officers of NRG Yield. These executive officers are not required to dedicate a specific amount of time to fulfilling NRG's obligations to NRG Yield under the Management Services Agreement and are not separately compensated for their services to NRG Yield. Under the Management Services Agreement, NRG Yield paid a base management fee of approximately $1.875 million per quarter in 2016. The base management fee is adjusted for inflation annually at an inflation factor based on year-over-year CPI. The base management fee will also be increased in connection with NRG Yield's completion of future acquisitions by an amount equal to 0.05% of the enterprise value of the acquired assets as of the acquisition closing date. NRG Yield also reimburses us for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. For the year ended December 31, 2016, NRG Yield incurred a total of approximately $10 million in management fees and reimbursement for expenses under the Management Services Agreement.

Review, Approval or Ratification of Transactions with Related Persons

The Board has adopted written policies and procedures to address potential or actual conflicts of interest and the appearance that decisions are based on considerations other than the best interests of NRG that may arise in connection with transactions with certain persons or entities (Related Person Policy). The Related Person Policy operates in conjunction with our Code of Conduct and is applicable to all "Related Person Transactions," which are all transactions, arrangements or relationships in which:

- the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year;
- the Company is a participant; and
- any Related Person (as that term is defined below) has or will have a direct or indirect interest.

A "Related Person" is:

- any person who is, or at any time during the applicable period was, a director of the Company or a nominee for director or an executive officer;
- any person who is known to the Company to be the beneficial owner of more than 5% of the outstanding common stock;
- any immediate family member of any of the persons referenced in the preceding two bullets, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, nominee for director, executive officer or more than 5% beneficial owner of common stock, and any person (other than a tenant or employee) sharing the household of such director, nominee for director, executive officer or more than 5% beneficial owner of common stock; and
- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

A Related Person Transaction is subject to review and approval or ratification by the Governance and Nominating Committee. If the aggregate amount involved is expected to be less than $500,000, the transaction may be approved or ratified by the Chair of the Governance and Nominating Committee. As part of its review of each Related Person Transaction, the Governance and Nominating Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than the terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in the transaction. This Related Person Policy also provides that certain transactions, based on their nature and/or monetary amount, are deemed to be pre-approved or ratified by the Governance and Nominating Committee and do not require separate approval or ratification.

Transactions involving ongoing relationships with a Related Person will be reviewed and assessed at least annually by the Governance and Nominating Committee to ensure that such Related Person Transactions remain appropriate and in compliance with the Governance and Nominating Committee's guidelines. The Governance and Nominating Committee's activities with respect to the review and approval or ratification of all Related Person Transactions are reported periodically to the Board.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY	49
Executive Compensation Program	49
Key Governance Features of Our Executive Compensation Program	50
Business Strategy and Company Performance	50
Realized Pay in 2016	51
CEO Pay Relative to Company Performance	53
EXECUTIVE COMPENSATION PROGRAM	54
2016 Named Executive Officers	54
Goals and Objectives of the Program	54
THE COMPENSATION PROCESS	54
Compensation Consultant	54
Compensation Peer Group Analysis	55
Our 2016 Compensation Peer Group	55
ELEMENTS OF COMPENSATION	56
Base Salary	56
Annual Incentive Compensation	57
Overview	57
AIP Bonus Opportunity	57
2016 AIP Bonus Performance Criteria	58
2016 Bonuses	58

Long-Term Incentive Compensation	59
Clawbacks	61
Benefits	61
Potential Severance and Change-in-Control Benefits	61
OTHER MATTERS	61
Stock Ownership Guidelines	61
Tax and Accounting Considerations	61
COMPENSATION TABLES	63
Summary Compensation Table for Fiscal Year Ended December 31, 2016	63
Grants of Plan-Based Awards for Fiscal Year Ended December 31, 2016	64
Outstanding Equity Awards at Fiscal Year-End for Fiscal Year Ended December 31, 2016	66
Option Exercises and Stock Vested for Fiscal Year Ended December 31, 2016	67
Pension Benefits for Fiscal Year Ended December 31, 2016	67
EMPLOYMENT AGREEMENTS	67
SEVERANCE AND CHANGE-IN-CONTROL	68

Executive Summary

Executive Compensation Program

The objectives of our executive compensation program are to align executive pay with stockholder value and motivate executives to achieve our corporate goals. This CD&A describes the elements, implementation, and 2016 results of our executive compensation program.

In 2016, we received 92% support for our say on pay proposal. As a result, we believe that our stockholders understand that our pay practices demonstrate our commitment to pay for performance and that our compensation plans are designed to recognize the performance of the Company. We achieved many of our operational and financial goals in 2016, including exceeding our Adjusted Free Cash Flow and Adjusted EBITDA targets, as well as surpassing our goals for debt reduction. These achievements resulted in payouts under our short-term incentive plan (our AIP) in excess of target (described in more detail in the section entitled "Annual Incentive Compensation" below). Although the market value of our common stock increased by 6.4% in 2016, our TSR performance has struggled over the past three-year performance period; as a result, realized and realizable long-term incentive awards under our LTIP lost 86% of their value relative to target (described in more detail in the section entitled "Realized Pay in 2016" below). On a combined basis (all payments made under our short- and long-term incentive plans, our AIP and LTIP, respectively), total NEO incentive compensation for 2016 lost approximately 28% of its value relative to target.

Consistent with the objectives of our compensation program, the accomplishment of our corporate goals and the market performance of our common stock over the three-year performance period directly impacted our compensation decisions and pay outcomes in 2016 as described below:

- The Compensation Committee did not provide for any merit increases to NEO 2016 base salary compensation from 2015 base salary compensation due to the Company's TSR decline through 2015.

- The Compensation Committee used its authority to reduce 2016 long-term incentive awards due to the Company's TSR decline through 2015.

- The NEOs did not realize any value on vested MSU awards in 2016 or 2017 as a result of TSR decline over relevant performance periods (2013 through 2015, and 2014 through 2016, respectively).

- Payouts under the AIP for 2016 were made at levels greater than target, driven by achievement of AIP performance metrics: Adjusted Free Cash Flow and Adjusted EBITDA exceeded target and Corporate Debt to Corporate EBITDA Ratio achieved maximum.

- Long-term performance-based incentive awards for 2017 were redesigned to measure the Company's performance against the performance of a comparator group.

Our Compensation Committee provided no base salary increases for NEOs for 2016, except in connection with promotions, as a result of 2015 TSR performance.

The Compensation Committee believed that salary increases for 2016 were not warranted in light of our TSR performance in 2015, with the exceptions of increases due to promotions. Ms. Killinger was promoted to Executive Vice President and received a commensurate salary increase in February 2016, and Mr. Gutierrez was promoted to Chief Executive Officer and received a commensurate salary increase in December 2015.

Our Compensation Committee exercised discretion to reduce long-term equity awards for NEOs who were Executive Vice Presidents as of January 2016.

For the January 2016 grant, the Compensation Committee reduced equity award values for each Executive Vice President by 40% of base salary. Since long-term equity awards are based on a percentage of an NEO's salary, and not a number of shares, the reductions were meant to moderate the imbedded benefit that could result from a grant of equity awards during a period when the Company's stock price was at historically low levels.

Our NEOs did not receive any stock upon the vesting of their performance-based long-term incentive awards, MSUs, in 2016 or 2017, due to the decline in TSR during the performance periods ending December 31, 2015 and December 31, 2016, respectively.

Our compensation program ties a significant portion of our NEOs' overall compensation to the achievement of increases in TSR through our long-term compensation program. In accordance with the intended design of our long-term compensation program, there was no payout of stock for MSU awards with performance periods ending December 31, 2015 (vesting January 2, 2016) and December 31, 2016 (vesting January 2, 2017) as a result of the decline in TSR below the performance threshold. These MSUs represent two-thirds of long-term compensation value granted to our NEOs in 2013 and 2014.

The AIP performance metrics were exceeded during 2016, which resulted in payments to our NEOs at levels greater than target.

Our Adjusted Free Cash Flow and Adjusted EBITDA each exceeded target, and our Corporate Debt to Corporate EBITDA Ratio, a performance metric added by the Compensation Committee for 2016 as a result of stockholder engagement, greatly exceeded the maximum. Due to the achievement of the AIP performance metrics, our NEOs received AIP bonuses at levels above target.

Performance-based equity was redesigned for 2017 to measure NRG's TSR performance relative to the TSR of a comparator group.

Consistent with market practice, in 2017, we shifted performance-based equity from MSUs to RPSUs. For the January 2017 grant, NEOs received two-thirds of their equity awards in RPSUs in lieu of MSUs. The quantity of shares received by NEOs upon the vesting of a RPSU will be a function of the Company's performance ranked against the Performance Peer Group (defined below). The Compensation Committee evaluated this comparator group for an appropriate mix of industry specific and market influenced constituents, with a strong mathematical correlation to the Company's stock performance.

Key Governance Features of Our Executive Compensation Program

Over the past several years, we have modified our compensation programs and practices to incorporate several key governance features, adhering to the compensation best practices described in the table below.

✓ WHAT WE DO:	✗ WHAT WE DON'T DO:
Pay for Performance	No excise tax gross-ups upon a change-in-control and no tax gross-ups on perquisites or benefits
Target our peer group median for total direct compensation	No pledging or hedging of the Company's stock by NEOs or directors
Require a double trigger for the acceleration of equity upon a change in control	No employment agreements for executive officers with the exception of our CEO
Include clawback policies in our compensation plans	No guaranteed bonus payments for our NEOs
Maintain robust stock ownership guidelines for our NEOs	No supplemental executive retirement plans
Provide market-level retirement benefits and limited perquisites	No re-pricing of underwater stock options and no grants below 100% of fair market value
Engage an independent compensation consultant to advise us on matters surrounding our compensation plans	
Prevent undue risk taking in our compensation practices and engage in robust risk monitoring	

Business Strategy and Company Performance

NRG's strategy is to maximize stockholder value through the safe production and sale of reliable and affordable power to its customers in the markets served by the Company, while positioning the Company to meet the market's increasing demand for sustainable, low carbon and customized energy solutions for the benefit of the end-use energy consumer. This strategy is intended to enable the Company to achieve sustainable growth at reasonable margins while de-risking the Company in terms of reduced and mitigated exposure both to environmental risk and cyclical commodity price risk. At the same time, the Company's relentless commitment to safety for its employees, customers and partners continues unabated. Management strives to insulate our business from the volatile commodities market and has taken measures to de-risk our business and decouple our stock performance from energy price fluctuations. This means effectively managing our core business while positioning the Company for success in emerging areas of opportunity and value creation.

To effectuate the Company's strategy, NRG is focused on: (i) excellence in operating performance of our existing assets including repowering our power generation assets at premium sites and optimal hedging of generation assets and retail load operations; (ii) serving the energy needs of end-use residential, commercial and industrial customers in competitive markets through multiple brands and channels with a variety of retail energy products and services differentiated by innovative features, premium service, sustainability, and loyalty/affinity programs; (iii) investing in alternative power generation technologies in our wholesale business, like wind and solar, and deploying innovative energy solutions for consumers within our retail businesses; and (iv) engaging in a proactive capital allocation plan focused on achieving the regular return of and on stockholder capital within the dictates of prudent balance sheet management, including pursuing selective acquisitions, joint ventures, divestitures and investments.

As discussed above, we achieved strong operational and financial results in 2016 by exceeding our original guidance despite the challenges in the markets in which we operate.

The execution of our business strategy and incentive programs produced Strong Cash From Operations, Consolidated Adjusted EBITDA and Consolidated Free Cash Flow Before Growth as well as the following results:

• Corporate debt reduction and preferred stock redemption throughout 2016 under the current program total $1 billion.

- Achieved $539 million total cost reduction through 2016, exceeding the target of $400 million, ahead of the anticipated 2017 time frame.

- Realized the value of our 51.05% ownership of California Valley Solar Ranch (CVSR), earning total cash consideration of $180 million, through the issuance of $200 million of senior secured notes for cash proceeds of $101.5 million and the sale of our remaining stake in CVSR to NRG Yield for cash consideration of approximately $78.5 million (subject to working capital and other adjustments).

- Repositioned our portfolio through 2.2 GW of coal-to-gas conversions, the completion of the Petra Nova project on time and on budget, the disposition of $550 million of non-core assets, and the acquisition of 1.7 GW of solar and wind assets.

- Demonstrated another strong year with respect to safety in 2016, achieving top decile performance in our industry, and the second best safety year in our history.

Realized Pay in 2016

NEO compensation for 2016 consisted of (i) salary, earned and paid during the 2016 fiscal year, (ii) short-term incentive compensation pursuant to our AIP and discretionary bonuses, if any, earned during the 2016 fiscal year, (iii) RSU awards that were granted in January 2014 and vested at the end of the following three-year period, and (iv) MSU awards that were granted in January 2014, whose realized value in 2016 was based upon the Company's TSR performance over the three-year performance period following the grant date, and thus were forfeited.

The Compensation Committee believes that in 2016, the Company's compensation of its NEOs was well aligned with our stock performance and our stockholder interests. As discussed above, realized equity awards (those that vested at the completion of the 2016 calendar year) declined by 86% relative to their grant-date value, reflecting the TSR decline of 54% over the three-year performance period. During 2016, our TSR increased by 6.4%, however, given our three-year TSR performance, total NEO incentive compensation (short- and long-term) remained below target by approximately 28%.

The charts below illustrate our NEOs' realized pay for performance periods concluding at the end of 2016 versus target compensation.



TARGET VS. REALIZED LONG-TERM INCENTIVE COMPENSATION

[1] Target Long-Term Incentive Compensation includes: 2014 Target LTIP Award (includes RSUs and MSUs at grant-date fair value).

[2] Realized Long-Term Incentive Compensation includes: 2014 Realized LTIP Award (includes RSUs at vesting-date value and no payouts pursuant to MSUs).

TARGET VS. REALIZED INCENTIVE COMPENSATION



[1] Target Incentive Compensation includes: 2016 Target AIP Award, 2014 Target LTIP Award (includes RSUS and MSUs at grant-date fair value). Reflects Target Incentive Compensation for Mr. Gutierrez as Chief Executive Officer during the 2016 fiscal year and Target Long-Term Incentive Compensation for Mr. Gutierrez as Chief Operating Officer during the 2014 fiscal year, resulting in a higher amount of realized pay in comparison to target pay than other NEOs.

[2] Realized Incentive Compensation includes: 2016 Realized AIP Award, 2014 Realized LTIP Award (includes RSUs at vesting-date value and no payouts pursuant to MSUs).

TARGET VS. REALIZED TOTAL DIRECT COMPENSATION



[1] Target Total Direct Compensation (TDC) includes: 2016 Base Salary, 2016 Target AIP Award, 2014 Target LTIP Award (includes RSUs and MSUs at grant-date fair value). Reflects Base Salary and Target Incentive Compensation for Mr. Gutierrez as Chief Executive Officer during the 2016 fiscal year and Target Long-term Incentive Compensation for Mr. Gutierrez as Chief Operating Officer during the 2014 fiscal year, resulting in a higher amount of realized pay in comparison to target pay than other NEOs.

[2] Realized TDC includes: 2016 Base Salary, 2016 Realized AIP Award, 2016 Bonus, 2014 Realized LTIP Award (including RSUs at vesting-date value and no payouts pursuant to MSUs).

CEO Pay Relative to Company Performance

Beyond the 2016 realized compensation reflected in the charts above, the chart below includes outstanding, but unvested, LTIP awards, which illustrates the inherent pay for performance alignment in our executive compensation program with respect to Mr. Gutierrez's compensation. Specifically, the chart captures a five-year history of target total direct compensation opportunity for Mr. Gutierrez, which was set by the Compensation Committee at the beginning of each performance year and compares TSR to Mr. Gutierrez's realizable total direct compensation for the related periods.

The target value of compensation includes:

- Annual base salary;
- Target bonus opportunity;
- Other compensation; and
- Grant date fair value of equity awards.

The realizable value of compensation includes:

- Actual base salary earnings;
- Actual bonus/non-equity incentive compensation for the performance period;
- Other compensation;
- Actual value of equity grants upon vesting at the end of the performance period of the grant (equity grants made in 2012, 2013 and 2014); and
- Projected value of unvested equity grants as of December 31, 2016 (equity grants made in 2015 and 2016).

Target and Realizable Total Direct Compensation vs. TSR



[1] Performance Period in progress.

[2] Reflects compensation for Mr. Gutierrez as Chief Operating Officer for period January 1, 2015 through December 2, 2015, including 2015 LTIP awards, and compensation for Mr. Gutierrez as CEO for period December 3, 2015 through December 31, 2015.

Executive Compensation Program

2016 Named Executive Officers

This CD&A describes our executive compensation program for our NEOs in 2016. For 2016, the NEOs were:

NEO	2016 TITLE
Mauricio Gutierrez	President and Chief Executive Officer
Kirkland Andrews	Executive Vice President and Chief Financial Officer
John Chillemi	Executive Vice President, National Business Development
David R. Hill	Executive Vice President and General Counsel
Elizabeth Killinger[1]	Executive Vice President and President, NRG Retail

[1] Ms. Killinger was promoted to Executive Vice President effective February 1, 2016.

Goals and Objectives of the Program

Our Compensation Committee designs and implements an executive compensation program that:

- closely aligns our executive compensation with stockholder value creation, avoiding plans that encourage executives to take excessive risk, while driving long-term value to stockholders;

- supports the Company's long-term business strategy, while rewarding our executive team for their individual accomplishments;

- allows us to recruit and retain a top-tier executive team in a competitive industry, and to motivate our executive team to achieve superior performance for a sustained period; and

- provides a competitive compensation opportunity while adhering to market standards for compensation.

The Compensation Committee is responsible for the development and implementation of NRG's executive compensation program. The intent of our executive compensation program is to reward the achievement of NRG's annual goals and objectives and the creation of long-term stockholder value. The Compensation Committee is committed to aligning executives' compensation with performance.

The Compensation Committee's objectives are achieved through the use of both short-term and long-term incentives. The Company currently targets pay at the median of our Compensation Peer Group (defined below). In addition, through the AIP, the NEOs are rewarded for achieving annual corporate and individual goals. Our long-term incentive compensation program is designed to reward our NEOs for long-term TSR.

The Compensation Process

Compensation Consultant

Pursuant to its charter, the Compensation Committee is authorized to engage, at the expense of the Company, a compensation consultant to provide independent advice, support, and expertise to assist the Compensation Committee in overseeing and reviewing our overall executive compensation strategy, structure, policies and programs, and to assess whether our compensation structure establishes appropriate incentives for management and other key employees.

Pay Governance, the Compensation Committee's independent compensation consultant since fiscal year 2015, assisted with executive and director pay decisions and worked with the Compensation Committee to formulate the design of the executive compensation program for 2016.

Pay Governance reported directly to the Compensation Committee and provided no other remunerated services to the Company. Pay Governance also provides services to the Compensation Committee of NRG Yield, our majority owned subsidiary, relating to its director compensation and executive pay decisions in 2016, and the design of its director compensation and executive compensation programs for 2017. Pay Governance does not provide services for any of our other affiliates. In accordance with SEC rules and requirements, the Company has affirmatively determined that no conflicts of interest exist between the Company and Pay Governance (or any individuals working on the Company's account on behalf of Pay Governance).

Compensation Peer Group Analysis

Our 2016 Compensation Peer Group

The Compensation Committee, with support from its advisors, identifies the best comparator group within relevant industries. In 2016, much like in prior years, with the assistance of Pay Governance, the Compensation Committee identified a peer group for compensation benchmarking purposes composed of publicly-traded competitive power companies, utility holding companies with competitive power generation operations, as well as other similarly-sized energy companies (Compensation Peer Group). Selection of the Compensation Peer Group focuses on companies in the Utilities Global Industry Classification Standard (GICS), which is consistent with the Company's generation focus, as well as the sub-industries of Independent Power Producers & Energy Traders (our primary focus), Multi-Utilities, and Electric Utilities.

After the universe of companies in the relevant GICS classifications was identified, the Compensation Committee narrowed the list of potential peers to those companies with revenues of approximately 0.45 to 2.5 times of NRG's projected revenues and market capitalization generally between one-fifth and five times NRG's market capitalization, reflecting the strong correlation between compensation opportunities and company size. The Compensation Committee analyzed the remaining companies to determine which could be considered talent competitors and to determine if stockholders would consider the peers as alternative investment opportunities. The Compensation Committee performed a peer of peer analysis to confirm the appropriateness of potential peer companies and to assess companies that NRG's peers use in their own peer groups. The Compensation Committee then considered the overall reasonableness of the list of potential peer companies as a whole.

The Compensation Committee aims to compare our executive compensation program to a consistent Compensation Peer Group year-to-year, but given the dynamic nature of our industry and the companies that comprise it, we annually examine the list for opportunities for improvement. For 2016, the Compensation Peer Group, which is identified below, was unchanged from 2015.

COMPANY	NYSE TICKER	COMPANY	NYSE TICKER
The AES Corporation	AES	Exelon Corporation	EXC
Ameren Corporation	AEE	FirstEnergy Corp.	FE
American Electric Power Co., Inc.	AEP	NextEra Energy, Inc.	NEE
Calpine Corporation	CPN	PPL Corporation	PPL
CenterPoint Energy, Inc.	CNP	Public Service Enterprise Group Inc.	PEG
Dominion Resources, Inc.	D	Sempra Energy	SRE
DTE Energy Company	DTE	Southern Company	SO
Edison International	EIX	TransAlta Corporation	TAC[1]
Entergy Corporation	ETR	Xcel Energy Inc.	XEL

[1] TransAlta Corporation is also listed on the Toronto Stock Exchange (TSE: TA).

Elements of Compensation

We use the median percentile of our Compensation Peer Group as a guidepost in establishing the targeted total direct compensation (cash and equity) levels for our NEOs. We expect that, over time, targeted total direct compensation of our NEOs will continue to land near the median of our Compensation Peer Group and actual pay in a given year will increase or decrease based on the achievement of defined performance-based compensation metrics.

While a portion of our compensation is fixed, a significant percentage is risk-based and payable and/or realizable only if certain performance objectives are met. The following charts illustrate the target percentage of annual fixed compensation, time-based compensation and performance-based compensation payable to our NEOs.



CEO Compensation Allocation
15%
22%
63%
CFO Compensation Allocation
25%
58%
17%
NEO Compensation Allocation
27%
55%
18%
Fixed (Base Salary)
Time-Based (RSUs)
Performance-Based (AIP award and MSUs)

Base Salary

Base salary compensates NEOs for their level of experience and position responsibilities, and for continued expectation of superior performance. Recommendations on increases to base salary take into account, among other factors, the NEO's individual performance, the general contributions of the NEO to overall corporate performance, and the level of responsibility of the NEO with respect to his or her specific position. For 2016, the base salary for each NEO was as follows:

NAMED EXECUTIVE OFFICER	2016 ANNUALIZED BASE SALARY ($)	PERCENTAGE INCREASE OVER 2015(%)[1]	ACTUAL 2016 BASE SALARY EARNINGS ($)
Mauricio Gutierrez	1,125,000	75%	1,125,000
Kirkland Andrews	642,952	0%	642,952
John Chillemi	475,000	0%	475,001
David R. Hill	500,000	0%	500,000
Elizabeth Killinger[2]	510,000	10%	504,634

[1] As compared to the December 31, 2015 annualized base salary.

[2] Ms. Killinger was promoted to Executive Vice President in February 2016.

In response to TSR performance in 2015, the Compensation Committee believed Executive Vice President base salary increases were not warranted in 2016. Base salaries were maintained for Messrs. Andrews, Hill and Chillemi. Mr. Gutierrez and Ms. Killinger received base salary increases commensurate with their promotions.

Annual Incentive Compensation

Overview

AIP bonus compensation awards (AIP bonuses) are made under our AIP. AIP bonuses are short-term compensation designed to compensate NEOs for meeting annual individual and Company goals, both financial and non-financial. The annual incentive compensation opportunity is defined as a percentage of each NEO's annual base salary. AIP bonuses are subject to the following requirements:

- A threshold Adjusted Free Cash Flow performance metric (AIP Gate) is established for each plan year. For 2016, the AIP Gate was $850 million, a level the Compensation Committee believes was appropriate for a minimally acceptable level of financial performance. If the AIP Gate is not achieved, no AIP bonuses are paid, regardless of performance in any other metrics.

- Adjusted Free Cash Flow, Adjusted EBITDA and Corporate Debt to Corporate EBITDA Ratio performance metrics were established at threshold, target and maximum levels for purposes of determining the elements of the bonus that were based on financial performance. For 2016, the performance levels were:

PERFORMANCE METRIC	THRESHOLD	TARGET	MAXIMUM
Adjusted Free Cash Flow	$ 850 million	$1,160 million	$1,450 million
Adjusted EBITDA	$2,225 million	$3,180 million	$3,500 million
Corporate Debt to Corporate EBITDA Ratio	4.75x	4.26x	4.1x

For 2016, in response to stockholder engagement, the Compensation Committee approved the additional performance metric relating to the Company's Corporate Debt to Corporate EBITDA Ratio in order to support the Company's near term focus on debt reduction.

In addition, each NEO is evaluated on his or her achievement of individual performance criteria, which include measures that NRG values in the leadership of the business. Such measures include safety, cost control, succession planning and staff development, and individual performance, compared to the Company's goals. Additional criteria may be chosen, as appropriate, and may change from time to time throughout the year. The Compensation Committee will assess performance of each NEO relative to the performance criteria applicable to each NEO and adjust the total AIP bonus for each NEO within a range of plus or minus 20%, based on recommendations from the CEO for each NEO other than himself. The Compensation Committee retains sole discretion under the AIP to reduce the amount of, or eliminate any, AIP bonuses that are otherwise payable under the AIP.

AIP Bonus Opportunity

The threshold, target and maximum AIP bonus opportunities for the NEOs for 2016, expressed as a percentage of base salary, were:

NAMED EXECUTIVE OFFICER	GATE NOT MET (%)	THRESHOLD (%)[1]	TARGET (%)[1]	MAXIMUM (%)	TARGET AMOUNT ($)
Mauricio Gutierrez	0	62.5	125.0	250.0	1,406,250
Kirkland Andrews	0	50.0	100.0	200.0	642,952
John Chillemi	0	37.5	75.0	150.0	356,250
David R. Hill	0	37.5	75.0	150.0	375,000
Elizabeth Killinger	0	37.5	75.0	150.0	382,500

[1] This assumes that each of the financial performance metrics and all other quantitative and qualitative goals are achieved at threshold or target levels, respectively.

2016 AIP Bonus Performance Criteria

The AIP bonus performance criteria applicable to all NEOs, as well as the performance criteria for each NEO, are based upon our 2016 corporate business strategy and individual performance. The table below sets forth the 2016 AIP performance criteria and weighting applicable to all NEOs.

GOAL	WEIGHT
Adjusted Free Cash Flow (before growth)[1,2]	35%
Adjusted EBITDA[1,3]	35%
Corporate Debt to Corporate EBITDA Ratio[4]	30%
Overall Funding	100%
Individual Performance Criteria Modifier	±20%

[1] Our Statement of Operations and Statement of Cash Flows are found in Item 15—Consolidated Financial Statements to our Annual Report on Form 10-K.

[2] Cash Flow from Operations, excluding changes in nuclear decommissioning trust liability and changes in collateral deposits supporting energy risk management activities, less maintenance and environmental capital expenditures (net of financings) and including net payments to settle acquired derivatives that include financing elements and purchases and sales of emission allowances.

[3] Net Income before Interest Expense, Income Tax, Depreciation and Amortization (EBITDA), as further adjusted for certain non-recurring items and to exclude mark-to-market movements of economic hedges since a portion of these forward sales and purchases are not afforded cash flow hedge accounting treatment.

[4] Corporate Debt is recourse debt to NRG and includes our term loan facility, senior notes, tax exempt bonds and any incremental debt that would either be secured or guaranteed by NRG's guarantor companies or its assets. Corporate EBITDA is defined as Adjusted EBITDA (as defined above); less Adjusted EBITDA from non-guarantor companies and equity investments; plus cash distributions from non-guarantor companies and equity investments to the Company and any guarantor of the Company; plus non-cash amortizations excluded by the credit agreement for our senior secured credit facility and the indentures for our senior notes, including equity compensation, nuclear fuel amortization and bad debt expenses.

2016 Bonuses

As noted above, with respect to AIP bonuses for 2016, the AIP Gate was $850 million, the Adjusted Free Cash Flow target was $1,160 million, the Adjusted EBITDA goal was $3,180 million, and the Corporate Debt to Corporate EBITDA Ratio goal was 4.26x. For 2016, the AIP Gate was surpassed, the Adjusted Free Cash Flow was above target at approximately $1,200 million, the Adjusted EBITDA was above target at approximately $3,300 million, and the Corporate Debt to Corporate EBITDA Ratio achieved maximum at 3.58x.

The AIP bonuses paid to each of the NEOs for 2016 were:

NAMED EXECUTIVE OFFICER	PERCENTAGE OF ANNUAL BASE SALARY (%)	PERCENT OF TARGET ACHIEVED (%)	INDIVIDUAL PERFORMANCE CRITERIA MODIFIER (%)	ANNUAL INCENTIVE PAYMENT ($)[1]
Mauricio Gutierrez	204	147	11	2,294,578
Kirkland Andrews	162	147	10	1,039,653
John Chillemi	116	147	5	549,872
David R. Hill	110	147	0	551,250
Elizabeth Killinger	121	147	10	618,502

Mr. Gutierrez received an 11% modifier based on the financial, operational and customer successes of the organization, as well as his performance during his transition to CEO of the Company. Mr. Andrews received a 10% modifier due to his successful execution of our capital allocation plan, including consummation of drop-downs to NRG Yield. Ms. Killinger's 10% modifier reflects the strong financial performance and customer metrics of our retail segment. Mr. Chillemi's 5% modifier reflects the furtherance of development on key new projects and execution of our real estate strategy.

In addition to the AIP bonuses, as a result of exceptional achievements during the fiscal year, above and beyond the AIP performance goals and metrics set forth above, each of Messrs. Andrews, Chillemi and Hill received bonuses in the amounts of $150,000, $75,000 and $75,000, respectively.

Long-Term Incentive Compensation

We believe that equity awards directly align our NEOs' interests with those of our stockholders. For our 2016 grants, we granted to our NEOs a combination of RSUs and performance-based MSUs. To enhance our compensation program's focus on company performance, the large majority of long-term incentive (67%) was delivered using MSUs. Although a critical component of our long-term design due to the retention aspects of the award, RSUs comprised only 33% of each NEO's grant date award opportunity for the 2016 grant. Beginning with our 2017 grants, the performance-focused component of our long-term incentive will consist of RPSUs, which are based on the Company's TSR performance relative to its peers. We believe that our AIP appropriately focuses our executive team on shorter-term (one-year) financial metrics while our LTIP emphasizes long-term stockholder value creation (i.e. TSR).

Range of LTIP compensation

The aggregate value of equity awards granted to each NEO for fiscal year 2016 was reviewed with NEO compensation data from our Compensation Peer Group. Pay Governance provided compensation benchmark data for the Compensation Peer Group to the Compensation Committee. Our practice is to issue annual equity awards on the first trading day of the calendar year. For fiscal year 2016, the grant date was January 4, 2016. The closing price per share of the Company's stock on the grant date was $11.53 per share.

Restricted Stock Units

Each RSU represents the right to receive one share of common stock after the completion of three years of service from the date of grant. In 2016, NEOs received RSUs with our traditional three-year cliff vesting approach. Beginning with RSUs granted in 2017, the Compensation Committee approved ratable vesting (one-third vesting per year, over a three-year period), which is more in line with peer practices. Occasionally, the Compensation Committee will use alternate RSU vesting periods, but only on an exception basis, such as for a new-hire with a specific skill set or to serve as an enhanced retention tool.

Market Stock Units

Each MSU represents the potential to receive common stock after the completion of three years of service from the date of grant based on absolute NRG stock price change (plus dividends) versus the baseline. The number of shares of common stock to be paid as of the vesting date for each MSU is equal to the TSR Multiplier times the target MSUs on the date of grant. The "TSR Multiplier" is the 20-trading day average closing price on the vesting date divided by the 20-trading day average closing price on the grant date, taking into account any dividends issued during the performance period, presumed reinvested as of the ex-dividend date. To reinforce the importance of performance on MSU awards, the Compensation Committee included a threshold level of TSR performance and a maximum level of TSR performance applicable to the TSR Multiplier. Another critical aspect of the importance of performance on the MSU design is the "valuation premium" associated with the award, which causes an MSU to have greater realized value only if the Company's stock performs well above target and sustains that performance over time. The TSR Multiplier thresholds and the valuation premium attributable to the awards are the features that tie the value of our MSU awards to NRG's performance.

The line graph below illustrates these key design concepts associated with an MSU and its future impact. For illustrative purposes, the line graph below depicts Mr. Gutierrez's 2016 MSU award. The performance period for the 2016 MSU award is the three-year period ending on December 31, 2018. Mr. Gutierrez's 2016 MSU award includes an embedded valuation premium that requires a 18.4% TSR return over the three-year period after the grant to reach the target grant value that the Compensation Committee sought to deliver at the grant date (i.e., $3.2 million). Furthermore, the leverage within the MSU design results in sharp declines in realized value when TSR drops below the original grant price. For example, if NRG's TSR declines 15% during the three-year period after the grant, the value of Mr. Gutierrez's MSU award will decline by 47%, reflecting the Compensation Committee's view that poor performance should result in a significant reduction in compensation, and that the ability to achieve meaningful upside opportunity should be limited to only those situations where performance is exceptional. Additionally, if TSR drops more than 25% at the end of the three-year period, the MSU award is forfeited completely.

Market Stock Unit Performance Design



Relative Performance Stock Units

Each RPSU represents the potential to receive common stock after the completion of three years of service from the date of grant based on the Company's TSR performance ranked against the TSR performance of a strongly correlated comparator group (the Performance Peer Group). Relative measures are designed to compensate for externalities, ensuring the program appropriately reflects management's impact on the Company's TSR by including peer companies and indices that are similarly impacted by market conditions.

The payout of shares of common stock at the end of the three-year performance period will be based on the Company's TSR performance percentile rank, compared with the TSR performance of the Performance Peer Group. To ensure a rigorous program design, the target-level payout (100% of shares granted) requires the Company to perform above median, in the 55th percentile. To induce management to achieve greater than target-level performance in a down market, in the event that NRG's TSR performance declines by more than 15% over the performance period, target-level payout (100% of shares granted) will require an even greater achievement—

65th percentile performance. The Compensation Committee believes that this increased performance requirement addresses the concern that a disproportionate award may be paid in the event that our relative performance is high, but absolute performance is low.

In the event relative performance is below the 25th percentile, the award is forfeited. In the event relative performance is between the 25th percentile and the 55th percentile (or the 65th percentile if our TSR performance declines by more than 15% over the performance period), payout will be based on an interpolated calculation. In the event relative performance reaches the 55th percentile (or the 65th percentile if our TSR performance declines by more than 15% over the performance period), 100% of the award will be paid. In the event relative performance is between the 55th percentile (or the 65th percentile if our TSR performance declines by more than 15% over the performance period) and the 75th percentile, payout will be based on an interpolated calculation. In the event relative performance is above the 75th percentile, the quantity of shares paid out is doubled. The table below illustrates the design of our RPSUs.

Performance Targets	Performance Requirement		Payout Opportunity
Maximum	75th percentile or above		200%
Target	Standard Target: 55th percentile	Modified Target: 65th percentile (less than - 15% absolute TSR)	100%
Threshold	25th percentile		25%
Below Threshold	Below 25th percentile		0%

Clawbacks

The Company has a "clawback" policy with regard to awards made under the AIP and LTIP in the case of a material financial restatement, including a restatement that was the result of employee misconduct, or in the case of fraud, embezzlement or other serious misconduct that was materially detrimental to the Company. The Compensation Committee retains discretion regarding application of the policy. The policy is incremental to other remedies that are available to the Company. In addition to NRG's clawback policy, if the Company is required to restate its earnings as a result of noncompliance with a financial reporting requirement due to misconduct, under the Sarbanes-Oxley Act of 2002 (SOX), the CEO and the CFO would also be subject to a clawback, as required by SOX.

Benefits

NEOs participate in the same retirement, life insurance, health and welfare plans as other salaried employees of the Company. To generally support more complicated financial planning and estate planning matters, NEOs, other than our Chief Executive Officer, are reimbursed for personal financial services up to $11,815 each year, not including the financial advisor's travel or out-of-pocket expenses. Pursuant to the terms of his employment agreement entered into in December 2015, described in more detail in the section entitled "Employment Agreements" below, for 2016, Mr. Gutierrez may receive reimbursement of up to $12,000 for personal financial services, additional benefits in the form of term life insurance with a death benefit of $7.75 million, and up to $10,000 for reimbursement of disability insurance premiums. We do not provide any gross-ups on perquisites for executive officers.

Potential Severance and Change-in-Control Benefits

Mr. Gutierrez, pursuant to his employment agreement, and the other NEOs, pursuant to the Company's 2009 Executive Change-in-Control and General Severance Plan (CIC Plan), are entitled to severance payments and benefits in the event of termination of employment under certain circumstances, including following a change-in-control. We choose to pay severance and change-in-control benefits to assist with career transitions of our executives as well as to create an environment that provides for an adequate business transition and knowledge transfer during times of change.

Change-in-control agreements are market practice among publicly-held companies. Most often, these agreements are utilized to encourage executives to remain with the company during periods of extreme job uncertainty. In order to enable a smooth transition during an interim period, change-in-control agreements provide a defined level of security for the executive and the company, enabling a more seamless implementation of a particular acquisition or an asset sale or purchase, and subsequent integration.

As of the end of 2015, all existing and legacy provisions for the payment of tax gross-ups to NEOs in connection with any excise tax imposed as a result of a change-in-control were eliminated for all NEOs. Under the CIC Plan, NEOs are entitled to a change-in-control benefit, which shall be limited to $1 less than the amount subject to the excise tax under Section 4999 of the Code, or the full payment that is subject to the excise tax (which is then payable by the NEO), whichever is more favorable to the NEO.

For a more detailed discussion, including the quantification of potential payments, please see the section entitled "Severance and Change-in-Control" following the executive compensation tables below.

Other Matters

Stock Ownership Guidelines

The Compensation Committee and the Board require the CEO to hold NRG stock with a value equal to 6.0 times his base salary until his termination. All other NEOs are required, absent a hardship, to hold NRG Stock with a value equal to 2.5 times their base salary until they separate from the Company. Personal holdings, vested awards and vested options with an exercise price that is less than the current stock price count towards the ownership multiple. Although the NEOs are not required to make purchases of our common stock to meet their target ownership multiple, NEOs are restricted from divesting any securities until such ownership multiples are attained, except in the event of a hardship or to make a required tax payment, and must maintain their ownership multiple after any such transactions. The current stock ownership for NEOs as of March 13, 2017 is shown below, based on a share price of $17.33 on March 13, 2017:

NAMED EXECUTIVE OFFICER	TARGET OWNERSHIP MULTIPLE	ACTUAL OWNERSHIP MULTIPLE
Mauricio Gutierrez	6.0x	3.6x
Kirkland Andrews	2.5x	6.9x
John Chillemi	2.5x	0.9x
David R. Hill	2.5x	1.4x
Elizabeth Killinger	2.5x	2.2x

Tax and Accounting Considerations

The Compensation Committee has considered the implications of Section 162(m) of the Code, which precludes us (as a public company) from taking a tax deduction for individual compensation in excess of $1 million for any of the NEOs, subject to certain exemptions. The Compensation Committee has also considered the exemptions to such limitation, which are also provided in Section 162(m) and specifically the exemption for compensation that is "performance-based" within the meaning of Section 162(m). The Compensation Committee believes tax deductibility of compensation is an important consideration and, where possible and considered appropriate, intends to preserve the deductibility of compensation to NEOs under Section 162(m). However, the Compensation Committee also believes that it is important to retain flexibility in designing compensation programs, and as a result, has not adopted a policy that any particular amount of compensation must be deductible to NRG under Section 162(m). The Compensation Committee also takes into account tax consequences to NEOs in designing the various elements of our compensation program, such as designing the terms of awards to defer immediate income recognition in accordance with Section 409A of the Code. The Compensation Committee remains informed of and takes into account the accounting implications of its compensation programs, however, the Compensation Committee approves programs based on their total alignment with our strategy and long-term goals.

Compensation Tables

Summary Compensation Table for
Fiscal Year Ended December 31, 2016

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)[1]	BONUS ($)[2]	STOCK AWARDS ($)[3]	OPTION AWARDS ($)[3]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[4]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Mauricio Gutierrez									
President and Chief	2016	1,125,000	—	4,781,263	—	2,294,578	—	62,730	8,263,571
Executive Officer	2015	664,624	—	1,285,914	—	525,613	—	26,763	2,502,914
	2014	623,977	—	1,248,457	—	1,389,833	—	33,372	3,295,639
Kirkland Andrews									
Executive Vice	2016	642,952	150,000	1,028,739	—	1,039,653	—	20,548	2,881,892
President and Chief	2015	647,177	—	1,285,914	—	472,570	—	20,607	2,426,268
Financial Officer	2014	623,977	—	1,248,457	—	1,143,114	—	20,646	3,036,194
John Chillemi									
Executive Vice President, National Business Development	2016	475,001	75,000	760,010		549,872	21,521	15,035	1,896,439
David R. Hill									
Executive Vice	2016	500,000	75,000	800,016	—	551,250	—	30,336	1,956,602
President and	2015	499,294	—	1,000,003	—	275,625	—	30,215	1,805,137
General Counsel	2014	476,887	—	954,127	—	782,609	—	24,307	2,237,930
Elizabeth Killinger									
Executive Vice	2016	504,634	—	927,010	—	618,502	—	18,550	2,068,696
President and President, NRG Retail	2015	460,904	—	899,987	—	412,283	—	16,420	1,789,594

[1] Reflects base salary earnings.

[2] Represents discretionary income awarded to Messrs. Andrews, Chillemi and Hill based on exceptional achievements during the fiscal year, above and beyond the performance goals and metrics set forth under the AIP.

[3] Reflects the grant date fair value determined in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Comparison—Stock Compensation. The assumptions made in these valuations are discussed in our Annual Report on Form 10-K in Item 15— Consolidated Financial Statements. For performance-based MSUs granted in 2016, if the maximum level of performance is achieved, the fair value will be approximately $6,406,880 for Mr. Gutierrez, $1,378,499 for Mr. Andrews, $1,018,418 for Mr. Chillemi, $1,072,028 for Mr. Hill and $1,242,191 for Ms. Killinger.

[4] The amounts shown in this column represent the AIP bonuses paid to the NEOs. Further information regarding the AIP bonuses is included in the "2016 AIP Bonuses" section of this Proxy Statement.

The amounts provided in the Non-Equity Incentive Plan Compensation column represent values earned under NRG's 2016, 2015 and 2014 AIP payable in March 2017, March 2016, and March 2015, respectively. NEOs were provided the opportunity to earn a cash incentive payment based on the attainment of certain pre-established Company and individual goals for fiscal years 2016, 2015 and 2014. The performance criteria and weight given to each NEO are described in detail in this CD&A. In addition, for 2014 the Compensation Committee established the AIP Synergy bonus to reward NEOs for the successful integration of GenOn's operations with the Company which was based on the achievement of operational synergies as of December 31, 2014. The Company achieved

$215 million of GenOn-related operational synergies in 2014. The AIP payments reflect this strong performance and execution of Company strategy, including the GenOn cost savings and operational synergies. The dollar amounts in the table represent payouts for actual 2016, 2015 and 2014 Company performance.

Only one NEO, Mr. Chillemi, participated in the NRG Pension Plan for Non-Bargained Employees, which was closed to new employees hired on or after December 5, 2003. The value shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represents the 2016 year-over-year increase in the value of the defined benefit pension plan.

The amounts provided in the All Other Compensation column represent the additional benefits payable by NRG and include insurance benefits, the employer match under the Company's 401(k) plan, relocation expenses, financial counseling services up to $11,815, not including the financial advisor's travel or out-of-pocket expenses, and the amount payable under NRG's all-employee discretionary contribution to the 401(k) plan. Beginning in 2009, the Company eliminated tax gross-ups with respect to the financial services, and beginning in 2012, the Company eliminated all gross-ups on perquisites for executive officers. The following table identifies the additional compensation for each NEO.

NAME	YEAR	LIFE INSURANCE REIMBURSEMENT ($)	DISABILITY INSURANCE ($)	FINANCIAL ADVISOR SERVICES ($)	401(K) EMPLOYER MATCHING CONTRIBUTION ($)	401(K) DISCRETIONARY CONTRIBUTION ($)	LEGAL SERVICES ($)	TOTAL ($)
Mauricio Gutierrez	2016	4,952	9,331	11,897	10,600	7,950	18,000	62,730
	2015	—	—	11,869	7,094	7,800	—	26,763
	2014	—	—	11,815	13,906	7,650	—	33,371
Kirkland Andrews	2016	—	—	2,117	10,481	7,950	—	20,548
	2015	—	—	2,136	10,671	7,800	—	20,607
	2014	—	—	2,727	10,268	7,650	—	20,645
John Chillemi	2016	—	—	4,435	10,600	—	—	15,035
David R. Hill	2016	—	—	11,815	10,571	7,950	—	30,336
	2015	—	—	11,815	10,600	7,800	—	30,215
	2014	—	—	6,257	10,400	7,650	—	24,307
Elizabeth Killinger	2016	—	—	—	10,600	7,950	—	18,550
	2015	—	—	—	8,620	7,800	—	16,420

Grants of Plan-Based Awards
for Fiscal Year Ended December 31, 2016

NAME	AWARD TYPE	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[4]
				THRESHOLD[1] ($)	TARGET[2] ($)	MAXIMUM[3] ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
Mauricio Gutierrez	AIP	—	12/3/2015	703,125	1,406,250	2,812,500	—	—	—	—	—
	MSU	1/4/2016	12/3/2015	—	—	—	163,219	217,625	435,250		3,203,440
	RSU	1/4/2016	12/3/2015	—	—	—	—	—	—	136,845	1,577,823
Kirkland Andrews	AIP	—	11/20/2015	321,476	642,952	1,285,904	—	—	—	—	—
	MSU	1/4/2016	11/20/2015	—	—	—	35,118	46,824	93,648		689,249
	RSU	1/4/2016	11/20/2015	—	—	—	—	—	—	29,444	339,489
John Chillemi	AIP	—	11/20/2015	178,125	356,250	712,500	—	—	—	—	—
	MSU	1/4/2016	11/20/2015	—	—	—	25,945	34,593	69,186	—	509,209
	RSU	1/4/2016	11/20/2015	—	—	—	—	—	—	21,752	250,801
David R. Hill	AIP	—	11/20/2015	187,500	375,000	750,000	—	—	—	—	—
	MSU	1/4/2016	11/20/2015	—	—	—	27,311	36,414	72,828		536,014
	RSU	1/4/2016	11/20/2015	—	—	—	—	—	—	22,897	264,002
Elizabeth Killinger	AIP	—	11/20/2015	191,250	382,500	765,000	—	—	—	—	—
	MSU	1/4/2016	11/20/2015	—	—	—	31,646	42,194	84,388	—	621,096
	RSU	1/4/2016	11/20/2015	—	—	—	—	—	—	26,532	305,914

[1] Threshold non-equity incentive plan awards include annual incentive plan threshold payments, as presented in the CD&A.
[2] Target non-equity incentive plan awards include annual incentive plan target payments, as presented in the CD&A.
[3] Maximum non-equity incentive plan awards include annual incentive plan maximum payments, as presented in the CD&A.
[4] The assumptions made in these valuations are discussed in our Annual Report on Form 10-K in Item 15—Consolidated Financial Statements.

2016 Annual Incentive Plan

NEOs were provided the opportunity to earn an AIP bonus based on the attainment of certain pre-established Company and individual goals for fiscal year 2016. The performance criteria and weight given to each are described in detail in the CD&A. The dollar amount of the possible AIP bonus payouts for achieving the threshold, target or maximum levels of performance during the fiscal year 2016 are shown in the above table. If the Company is required to prepare an accounting restatement because it is in material noncompliance with any financial reporting requirements, then any NEO who has received a payment under the AIP may be required to reimburse the Company for all or a portion of the payment (commonly referred to as a clawback).

2016 Long-Term Equity Incentives

Long-term equity incentive grants to NEOs in 2016 consisted of RSUs and MSUs. Consistent with our policy, these awards were granted to NEOs as of the first trading day of the fiscal year, i.e. January 4, 2016. In February 2014, the Compensation Committee approved a change to awards made under the LTIP so that the awards no longer contain a "single trigger" provision. For equity awards made after February 2014, a "double trigger" provision applies, meaning the vesting of the awards will not accelerate unless there is a termination of employment in connection with a change-in-control.

Each MSU represents the potential to receive common stock after the completion of three years of service from the date of grant based on absolute NRG stock price change (plus dividends) versus the baseline. The formula used to calculate the number of shares of common stock to be paid as of the vesting date for each MSU is as follows: the TSR Multiplier times the target MSUs on the date of grant equals the actual number of MSUs earned at the end of the period. The TSR Multiplier is the 20-trading date average closing price on the vesting date divided by the 20-trading day average closing price on the grant date, taking into account any dividends issued during the performance period, presumed reinvested as of the ex-dividend date. If TSR falls more than 25% during the period from the original value at the grant date, the TSR Multiplier will automatically be 0, and the NEO will receive no shares. If TSR increases 100% or more during the period, the TSR Multiplier will automatically be 2.0, and the NEO will receive two times the number of target shares. If the TSR Multiplier is a number between 0.75 (for awards made in January 2014 and thereafter) and 2.0, the shares awarded are interpolated.

If the NEO's employment is terminated as a result of a change-in-control, any unvested portion of an MSU award will vest in full upon the later of such change-in-control or termination of employment. If the NEO's employment is terminated for any reason other than death, a qualifying disability, or a qualifying retirement, including, without limitation, termination of service as a result of voluntary resignation or termination for cause, any unvested portion of the MSU award will forfeit. In the event of a termination of service by reason of death or a qualifying disability, whereby the NEO's employment is terminated due to a total and permanent disability, the MSU award will vest in full and the common stock underlying the award will be immediately issued to the NEO or in the case of death, the NEO's legal representatives, heirs, legatees, or distributees. A qualifying retirement occurs in the event that an NEO, who is at least 55 years of age at the time of retirement, retires with more than 10 years of service to the Company. In such event, if the retirement occurs more than 12 months after the grant date, the unvested portion of an MSU will continue to vest according to the vesting schedule.

Each RSU represents the right to receive one share of common stock as of the vesting date for the award. RSUs granted in 2016 will become 100% vested as of the third anniversary of the date of grant, provided the NEO is still employed with the Company as of that date. If the NEO's employment is terminated as a result of a change-in-control, an RSU award vests in full upon the later of such change-in-control or termination of employment and the common stock underlying the RSU shall be issued and delivered to the NEO. Any unvested portion of the RSU award is forfeited if the NEO's employment is terminated for any reason other than death of the NEO, a qualifying disability, or a qualifying retirement, including, without limitation, termination of service as a result of voluntary resignation or termination for cause. In the event of a termination of service by reason of death or a qualifying disability, whereby the NEO's employment is terminated due to a total and permanent disability, the RSU award will vest in full and the common stock underlying the award will be immediately issued to the NEO or in the case of death, the NEO's legal representatives, heirs, legatees, or distributees. A qualifying retirement occurs in the event that an NEO, who is at least 55 years of age at the time of retirement, retires with more than 10 years of service to the Company. In such event, if the retirement occurs more than 12 months after the grant date, the unvested portion of an RSU will continue to vest according to the vesting schedule.

Outstanding Equity Awards at Fiscal Year-End for Fiscal Year Ended December 31, 2016

NAME	OPTION AWARDS			STOCK AWARDS			
						EQUITY INCENTIVE PLAN AWARDS	
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	NUMBER OF UNEARNED SHARES THAT HAVE NOT VESTED (#)	MARKET VALUE OF UNEARNED SHARES THAT HAVE NOT VESTED ($)[1]
Mauricio Gutierrez	—	—	—	166,691[2]	2,043,632	272,313[3]	3,016,573
Kirkland Andrews	—	—	—	59,290[4]	726,895	101,512[5]	922,553
John Chillemi	2,604	30.19	3/3/2019	33,525[6]	411,017	56,163[7]	559,608
	2,947	38.33	3/11/2020	—	—	—	—
	3,835	31.34	2/22/2021	—	—	—	—
	6,109	20.07	2/26/2022	—	—	—	—
David R. Hill	—	—	—	45,914[8]	562,906	78,590[9]	717,443
Elizabeth Killinger	4,500	23.87	1/4/2020	43,394[10]	532,010	73,132[11]	761,199
	14,200	19.83	1/3/2021	—	—	—	—

1 Assumes achievement at target award levels for 2015 and 2016 MSU awards as discussed in the CD&A. As the TSR fell more than 25% over the three-year period after the grant date for the 2014 MSU awards, the 2014 MSU awards have no payout value.

2 This amount represents 14,415 RSUs that vested on January 2, 2017, 15,431 RSUs that will vest on January 2, 2018, and 136,845 RSUs that will vest on January 4, 2019.

3 This amount represents 26,263 MSUs that vested on January 2, 2017 but did not pay out shares due to the decline in TSR, 28,425 MSUs that will vest on January 2, 2018, and 217,625 MSUs that will vest on January 4, 2019.

4 This amount represents 14,415 RSUs that vested on January 2, 2017, 15,431 RSUs that will vest on January 2, 2018, and 29,444 RSUs that will vest on January 4, 2019.

5 This amount represents 26,263 MSUs that vested on January 2, 2017 but did not pay out shares due to the decline in TSR, 28,425 MSUs that will vest on January 2, 2018, and 46,824 MSUs that will vest on January 4, 2019.

6 This amount represents 5,773 RSUs that vested on January 2, 2017, 6,000 RSUs that will vest on January 2, 2018, and 21,752 RSUs that will vest on January 4, 2019.

7 This amount represents 10,518 MSUs that vested on January 2, 2017 but did not pay out shares due to the decline in TSR, 11,052 MSUs that will vest on January 2, 2018, and 34,593 MSUs that will vest on January 4, 2019.

8 This amount represents 11,017 RSUs that vested on January 2, 2017, 12,000 RSUs that will vest on January 2, 2018, and 22,897 RSUs that will vest on January 4, 2019.

9 This amount represents 20,071 MSUs that vested on January 2, 2017 but did not pay out shares due to the decline in TSR, 22,105 MSUs that will vest on January 2, 2018, and 36,414 MSUs that will vest on January 4, 2019.

10 This amount represents 6,062 RSUs that vested on January 2, 2017, 10,800 RSUs that will vest on January 2, 2018, and 26,532 RSUs that will vest on January 4, 2019.

11 This amount represents 11,044 MSUs that vested on January 2, 2017 but did not pay out shares due to the decline in TSR, 19,894 MSUs that will vest on January 2, 2018, and 42,194 MSUs that will vest on January 4, 2019.

Option Exercises and Stock Vested for Fiscal Year Ended December 31, 2016

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)[1]	VALUE REALIZED ON VESTING ($)[2]
Mauricio Gutierrez	—	—	18,853[3]	221,904
Kirkland Andrews	—	—	18,853[4]	221,904
John Chillemi	—	—	6,390[5]	75,222
David R. Hill	—	—	14,379[6]	169,249
Elizabeth Killinger	—	—	7,669[7]	90,266

[1] Includes shares of DERs that vested and converted to common stock pursuant to underlying Awards vested in 2016.

[2] Awards and DERs that vested on January 2, 2016. As January 2, 2016 was not a trading day, the values are based on a share price of $11.77 on December 31, 2015.

[3] Represents 17,700 RSUs granted on January 2, 2013 and 1,153 DERs with 100% vesting on January 2, 2016.

[4] Represents 17,700 RSUs granted on January 2, 2013 and 1,153 DERs with 100% vesting on January 2, 2016.

[5] Represents 6,000 RSUs granted on January 2, 2013 and 390 DERs with 100% vesting on January 2, 2016.

[6] Represents 13,500 RSUs granted on January 2, 2013 and 879 DERs with 100% vesting on January 2, 2016.

[7] Represents 7,200 RSUs granted on January 2, 2013 and 469 DERs with 100% vesting on January 2, 2016.

Pension Benefits for Fiscal Year Ended December 31, 2016

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Mauricio Gutierrez	—	—	—	—
Kirkland Andrews	—	—	—	—
John Chillemi	NRG Pension Plan for Non-Bargained Employees	15.25	208,095	—
David R. Hill	—	—	—	—
Elizabeth Killinger	—	—	—	—

The NRG Pension Plan for Non-Bargained Employees provides qualified retirement income benefits to most NRG employees who were hired prior to December 5, 2003. The plan was closed to new employees as of that date. Mr. Chillemi is the only NEO eligible to receive benefits under this plan. He is covered under the "Final Average Pay" formula which provides a single life annuity equal to 1% of three year average pay times years of credited service. The service period has been frozen as of April 1, 2001, however the average pay used in this formula continues to grow. Annual pension earnings include base pay and is capped by the Internal Revenue Service qualified plan pay limit each year. For example, the 2016 pay limit was $265,000. Pension benefits become 100% vested after five years of service and a participant may retire as early as age 50. At retirement, the participant will receive a monthly annuity. None of the named executives are covered by any nonqualified pension programs. Actuarial equivalent annuities are determined using factors defined in a plan document. For additional information on the assumptions used in calculating the present value of the accumulated

benefit under the plan, see Item 15, Consolidated Financial Statements in our Annual Report on Form 10-K.

Employment Agreements

Mr. Gutierrez serves as the President and Chief Executive Officer of the Company pursuant to the terms of an employment agreement with the Company effective December 3, 2015. The term of the employment agreement will continue until the date that Mr. Gutierrez's employment is terminated by either Mr. Gutierrez or the Company.

Effective December 3, 2015 through December 31, 2016, the employment agreement provides for an annual base salary of $1,125,000. For each annual period thereafter, Mr. Gutierrez's base salary will be reviewed and may be increased by the Board. The Board may decrease Mr. Gutierrez's base salary solely in the case of an across the board adjustment for senior executives, but not in excess of the same percentage as other senior executives as a group. Pursuant to the terms of the employment agreement, for the 2017 fiscal year, Mr. Gutierrez is eligible to receive an annual incentive award with a target amount of up to 125% of his base salary, and an additional maximum incentive award with a target amount of up to 125% of his base salary, each based upon the achievement of criteria determined at the beginning of the fiscal year by the Compensation Committee with input from Mr. Gutierrez.

The employment agreement also provides that Mr. Gutierrez is eligible to participate in the Company's LTIP in accordance with its terms. For the 2017 fiscal year, Mr. Gutierrez's target LTIP award is 425% of his base salary. Mr. Gutierrez is also entitled to health, welfare and retirement benefits, term life insurance of $7.75 million, five weeks paid vacation, and coverage under the Company's director and officer liability insurance coverage, in addition to reimbursement of reasonable business expenses, financial planning expenses, and disability insurance premiums. Mr. Gutierrez's employment agreement also entitles him to certain severance payments and benefits in the event his employment terminates under certain circumstances. These severance payments and benefits are described and quantified under the section "Severance and Change-in-Control" below. In addition, under the employment agreement, the Company has agreed to indemnify Mr. Gutierrez against any claims arising as a result of his position with the Company to the maximum extent permitted by law.

The Company has not entered into employment agreements with NEOs other than Mr. Gutierrez.

Severance and Change-In-Control

Mr. Gutierrez, pursuant to his employment agreement, and the other NEOs, pursuant to the CIC Plan, are entitled to certain severance payments and benefits in the event of termination of employment under certain circumstances.

In the event Mr. Gutierrez's employment with the Company is terminated by the Company "without cause" or by Mr. Gutierrez for "good reason" (including a reduction of his base salary), Mr. Gutierrez will be entitled to two times his base salary (without regard for any reduction of base salary); 50% of the bonus he would have received upon satisfaction of the underlying performance conditions, prorated for the number of days he was employed with the Company in the year of termination; immediate vesting of the 2016 LTIP Award to the extent not already vested; reimbursement for COBRA benefits continuation cost for 18 months; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay, and retirement benefits.

In the event Mr. Gutierrez's employment with the Company is terminated by the Company "without cause" or by Mr. Gutierrez for "good reason" (including a reduction on his base salary), each within 24 months following a change-in-control, in lieu of the above severance benefits, Mr. Gutierrez will be entitled to three times the sum of his base salary (without regard for any reduction of base salary) plus his annual target bonus for the year of termination. Mr. Gutierrez will also be entitled to a payment equal to the bonus he would have received upon satisfaction of the underlying performance conditions, prorated for the number of days he was employed with the Company in the year of termination; immediate vesting of the 2016 LTIP Award to the extent not already vested; reimbursement for COBRA benefits continuation cost for 18 months; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay, and retirement benefits.

In the event Mr. Gutierrez's employment with the Company is terminated due to his death or disability, Mr. Gutierrez (or his estate) will be entitled to receive 50% of the target annual bonus, prorated for the number of days he was employed with the Company in the year of termination; and earned but unpaid base salary, bonuses, deferred compensation, vacation pay and retirement benefits.

As the Company has eliminated all tax gross-ups for all NEOs, if an excise tax under section 4999 of Internal Revenue Code (Code) would be triggered by any payments under the employment agreement or otherwise upon a change in control, the Company will either (a) pay Mr. Gutierrez any amounts subject to section 4999 of the Code (and Mr. Gutierrez will be responsible for the excise tax), or (b) reduce such payments so that no amounts are subject to section 4999 of the Code, whichever results in a better after-tax amount for Mr. Gutierrez (known as the "best net" approach).

Under each of Mr. Gutierrez's employment agreement and the CIC Plan, the applicable executive agrees not to divulge confidential information or, during and for a period of one year after the termination of the employment agreement, compete with, or solicit the customers or employees of the Company.

Under the CIC Plan, the NEOs other than Mr. Gutierrez are entitled to a general severance benefit equal to 1.5 times base salary in the event of involuntary termination without cause payable in a lump sum amount and reimbursement for COBRA benefits continuation cost for a period of 18 months.

The CIC Plan also provides a change-in-control benefit in the event that within 24 months following a change-in-control, NEO employment is either involuntarily terminated by the Company without cause or voluntarily terminated by the executive for good reason. This change-in-control benefit consists of an amount equal to 2.99 times the sum of the executive's base salary plus the annual target incentive for the year of termination, payable in a lump sum amount; an amount equal to the NEO's target bonus for the year of termination, prorated for the number of days during the performance period that the NEO was employed by the Company; and reimbursement for COBRA benefits continuation cost for a period of 18 months. In the event of a change-in-control, vesting of equity awards will not accelerate unless the NEO is terminated in connection with the change-in-control.

In general, under Mr. Gutierrez's employment agreement and the CIC Plan, a "change-in-control" occurs in the event: (a) any person or entity becoming the direct or indirect beneficial owner of 50% or more of the Company's voting stock, (b) directors serving on the Board as of a specified date cease to constitute at least a majority of the Board unless such directors are approved by a vote of at least two-thirds (⅔) of the incumbent directors, provided that a person whose assumption of office is in connection with an actual or threatened election contest or actual or threatened solicitation of proxies including by reason of agreement intended to avoid or settle such contest shall not be considered to be an incumbent director, (c) any reorganization, merger, consolidation, sale of all or substantially all of the assets of the Company or other transaction is consummated and the previous stockholders of the Company fail to own at least 50% of the combined voting power of the resulting entity or (d) the stockholders approve a plan or proposal to liquidate or dissolve the Company. An involuntary termination without "cause" means the NEO's termination by the Company for any reason other than the NEO's conviction of, or agreement

to a plea of nolo contendere to, a felony or other crime involving moral turpitude, willful failure to perform his duties or willful gross neglect or willful gross misconduct. A voluntary termination for "good reason" means the resignation of the NEO in the event of a material reduction in his compensation or benefits, a material diminution in his title, authority, duties or responsibilities, or the failure of a successor to the Company to assume the CIC Plan. In the case of Mr. Gutierrez only, "good reason" also includes any material failure by the Company to comply with his employment agreement, his removal from the Board, the failure to elect him to the Board during any regular election, or a change in reporting structure of the Company requiring Mr. Gutierrez to report to anyone other than the Board. The amount of compensation payable to each NEO in each circumstance is shown in the table below, assuming that termination of employment occurred as of December 31, 2016, and including payments that would have been earned as of such date. The amounts shown below do not include benefits payable under the 401(k) plan.

NAMED EXECUTIVE OFFICER	INVOLUNTARY TERMINATION NOT FOR CAUSE ($)	VOLUNTARY TERMINATION FOR GOOD REASON ($)	INVOLUNTARY NOT FOR CAUSE OR VOLUNTARY FOR GOOD REASON FOLLOWING A CHANGE IN CONTROL ($)	DEATH ($)	DISABILITY ($)
Mauricio Gutierrez	7,420,095	7,420,095	8,794,557	6,237,094	5,703,858
Kirkland Andrews	995,492	—	4,948,543	2,695,448	2,162,212
John Chillemi	743,564	—	2,288,377	1,494,531	1,280,977
David R. Hill	781,064	—	2,882,653	1,963,996	1,556,472
Elizabeth Killinger	796,064	—	2,851,167	1,862,100	1,637,863

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement required by Item 402(b) of Regulation S-K with management and, based upon such review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee:

Walter R. Young, Chair
E. Spencer Abraham
William E. Hantke

Compensation Committee Interlocks And Insider Participation

No member of our Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of the Board. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our Compensation Committee.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent stockholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of the copies of such forms furnished to us and any written representations that no Forms 5 were required, we believe that all Section 16(a) filing requirements were timely met during the 2016 fiscal year, except as described below. Mr. Gutierrez filed a late Form 4 that reported twenty-four transactions, Mr. Andrews filed a late Form 4 that reported sixteen transactions and Ms. Killinger filed a late Form 4 that reported three transactions. The late Forms 4 filed by each of Messrs. Gutierrez and Andrews and Ms. Killinger relate to transactions pursuant to a dividend reinvestment feature in brokerage accounts which have been suspended. In addition, a Form 3/A was filed by Mr. Callen to correct an omission of certain security holdings from a timely filed Form 3 and also from the Forms 4 filed thereafter, and a Form 4/A was filed by Mr. Hantke to correct an omission of certain security holdings from a timely filed Form 4.

70

Compensation Committee Report on Executive Compensation
Compensation Committee Interlocks And Insider Participation
Section 16(A) Beneficial Ownership Reporting Compliance

The primary purpose of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting process. The Audit Committee's function is more fully described in its charter, which the Board has adopted. The Audit Committee reviews the charter on an annual basis. The Board annually reviews the New York Stock Exchange listing standards' definition of independence for audit committee members and has determined that each member of the Audit Committee meets that standard. The Board has also determined that in 2016 three of the four members of the Audit Committee, William E. Hantke, Terry G. Dallas and Walter R. Young, meet the requirements of an "audit committee financial expert." The Board has further determined that Anne C. Schaumburg meets the "financial literacy" requirements set forth in the listing standards under the New York Stock Exchange.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. The Company's independent registered public accounting firm for the fiscal year 2016, KPMG LLP, is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with Generally Accepted Accounting Principles and auditing the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2016 with the Company's management and has discussed with KPMG LLP the matters required to be discussed. In addition, KPMG LLP has provided the Audit Committee with the written disclosures and the letter required by Statement on the PCAOB Auditing Standard No. 1301, "Communication with Audit Committees," and the Audit Committee has discussed with KPMG LLP their independence. The Audit Committee also reviewed, and discussed with management and KPMG LLP, management's report and KPMG LLP's report and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, for filing with the Securities and Exchange Commission.

Audit Committee:

William E. Hantke, Chair
Terry G. Dallas
Anne C. Schaumburg
Walter R. Young

Audit and Nonaudit Fees

The following table presents fees for professional services rendered by KPMG LLP, our principal independent registered public accounting firm, for the years ended December 31, 2016, and December 31, 2015.

| | YEAR ENDED DECEMBER 31, | |
	2016 (IN THOUSANDS)	2015
Audit Fees	$14,297	$14,476
Audit-Related Fees	150	60
Tax Fees	2,111	2,032
All Other Fees	130	68
Total	$16,498	$16,636

Audit fees

For 2016 and 2015 audit services, KPMG LLP billed us approximately $14,296,825 and $14,476,000, respectively, for the integrated audit of the Company's consolidated financial statements, internal control over financial reporting, and the review of the Company's quarterly consolidated financial statements on Form 10-Q that are customary under the standards of the Public Company Accounting Oversight Board (United States), and in connection with subsidiary financial statement audits. The audit fees for 2016 include approximately $2,954,210 of audit fees incurred by NRG Yield and certain of its consolidated subsidiaries, which amounts were paid directly by NRG Yield or such consolidated subsidiary, as applicable.

Audit-Related Fees

Audit-related fees in 2016 and 2015 primarily consisted of attestation fees for grant applications. For 2016 and 2015, audit-related fees billed to us by KPMG LLP totaled approximately $150,000 and $60,000, respectively. The audit-related fees for 2016 do not include any audit-related fees incurred by NRG Yield or any of its consolidated subsidiaries, as no such fees were incurred with respect to NRG Yield or any of its consolidated subsidiaries.

Tax Fees

Tax fees relate to services provided for tax compliance, tax planning, advice on mergers and acquisitions, technical assistance, and advice on both domestic and international matters. For 2016 and 2015 tax services, KPMG LLP billed us approximately $2,110,745 and $2,032,000, respectively.

All Other Fees

All other fees consisted of services provided for an attestation report on the Company's sustainability report in 2016 and 2015. For 2016 and 2015, KPMG LLP billed us approximately $129,791 and $68,000, respectively, for such services.

Policy on Audit Committee Pre-Approval

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of the independent registered public accounting firm. The Audit Committee has established a policy regarding pre-approval of all audit and permissible nonaudit services provided by the independent registered public accounting firm.

The Audit Committee will annually review and pre-approve services that are expected to be provided by the independent registered public accounting firm. The term of the pre-approval will be 12 months from the date of the pre-approval, unless the Audit Committee approves a shorter time period. The Audit Committee may periodically amend and/or supplement the pre-approved services based on subsequent determinations.

Unless the Audit Committee has pre-approved Audit Services or a specified category of nonaudit services, any engagement to provide such services must be pre-approved by the Audit Committee if it is to be provided by the independent registered public accounting firm. The Audit Committee must also pre-approve any proposed services exceeding the pre-approved budgeted fee levels for a specified type of service.

The Audit Committee has authorized its Chair to pre-approve services in amounts up to $500,000 per engagement. Engagements exceeding $500,000 must be approved by the full Audit Committee. Engagements pre-approved by the Chair are reported to the Audit Committee at its next scheduled meeting.

What is the Purpose of the Annual Meeting?

The purpose of the Annual Meeting is to:

1. elect thirteen directors;

2. adopt the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan;

3. adopt the NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan;

4. approve, on a non-binding advisory basis, NRG's executive compensation;

5. vote, on a non-binding advisory basis, on the frequency of the non-binding advisory vote on executive compensation;

6. ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2017 fiscal year;

7. vote on a stockholder proposal regarding disclosure of political expenditures, if properly presented at the meeting; and

8. conduct such other business as may properly come before the Annual Meeting and any adjournment or postponement.

Other than these proposals, the Board is not aware of any other matters to be presented for a vote at the Annual Meeting.

Who is Entitled to Vote at the Annual Meeting?

All of our stockholders may attend the Annual Meeting. However, only stockholders who owned our common stock at the close of business on March 13, 2017, the record date for the Annual Meeting, or their duly appointed proxies, are entitled to vote at the Annual Meeting.

Many stockholders hold their shares through a stockbroker, bank, trustee, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

• *Stockholder of Record*—If your shares are registered directly in your name with our transfer agent, Computershare, you are considered the stockholder of record of those shares.

• *Beneficial Owner*—If your shares are held in a stock brokerage account, or by a bank, trustee, or other nominee, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote and you are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these

shares in person at the Annual Meeting unless you follow the procedures of your broker, trustee or nominee for obtaining a legal proxy. Your broker, trustee, or nominee is obligated to provide you with a voting instruction card for you to use to vote in person at the annual meeting.

How Many Votes do I Have?

You have one vote for each share of our common stock you owned as of the record date for the Annual Meeting.

What are the Board's Recommendations?

The Board recommends a vote:

1. **FOR** the election of the director nominees;

2. **FOR** the adoption of the LTIP;

3. **FOR** the adoption of the ESPP;

4. **FOR** the approval, on a non-binding advisory basis, NRG's executive compensation;

5. **ONE YEAR** for the frequency of the advisory vote to approve NRG's executive compensation;

6. **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2017 fiscal year; and

7. **AGAINST** the Political Expenditures Disclosure Stockholder Proposal.

If you grant a proxy and any additional matters are properly presented for a vote at the Annual Meeting, either of the persons named as proxy holders, Mauricio Gutierrez or Brian E. Curci, will have the discretion to vote your shares.

How Many Votes Must be Present to Hold the Annual Meeting?

We will have a quorum, and will be able to conduct the business of the Annual Meeting, if the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting are represented in person or by proxy at the Annual Meeting. As of the record date, 316,080,588 shares of our common stock, representing the same number of votes, were outstanding. The presence of the holders of at least 158,040,295 shares of our common stock will be required to establish a quorum. Both abstentions and broker non-votes, if any, are counted as present for determining the presence of a quorum. For more information regarding the treatment of abstentions and broker non-votes, see "What are abstentions and broker non-votes and how are they treated?"

What Vote is Required to Approve Each Proposal?

1. *Election of Directors*—The nominees for election as directors at the Annual Meeting will be elected by a majority of the votes cast at the Annual Meeting. A majority of the votes cast means that the number of shares voted "FOR" the director nominee must exceed the number of votes cast "AGAINST" that director nominee. In a contested election, each director nominee will be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the director nominees who receive the most votes will be elected to fill the available seats on the Board.

2. *Adoption of the LTIP*—This proposal requires the affirmative vote of a majority of the votes cast on this proposal.

3. *Adoption of the ESPP*—This proposal requires the affirmative vote of a majority of the votes cast on this proposal.

4. *Say on Pay Proposal*—This proposal requires the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. While this is an advisory vote, the Board and the Compensation Committee value the opinions of stockholders and if there are a significant number of votes against this proposal, the Board and the Compensation Committee will consider stockholders' concerns and evaluate actions necessary to address those concerns.

5. *Say on Frequency Proposal*—This proposal requires the affirmative vote of the majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal for one of the frequency options (one, two or three years). If none of the frequency options receive the affirmative vote of the majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal, the frequency option that receives the highest number of votes cast will be considered to be the frequency selected by stockholders. Although this vote is advisory and therefore not binding on the Company, the Board and the Compensation Committee value the opinions of stockholders and will consider the outcome of this advisory vote.

6. *Ratification of KPMG LLP's Appointment*—This proposal requires the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. If the selection of KPMG LLP as our independent registered public accounting firm is not ratified, the Audit Committee will reconsider its selection.

7. *Stockholder Proposal regarding disclosure of political expenditures*—This proposal requires the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. If approved by stockholders, the Political Expenditures Disclosure Proposal, which is advisory in nature, would constitute a recommendation to the Board that the Company provide disclosure regarding its political expenditures.

What are Abstentions and Broker Non-Votes and How are They Treated?

An abstention occurs when a stockholder abstains from voting or does not vote on a proposal. A "broker non-vote" occurs when a broker has not received voting instructions from the beneficial owner and the broker does not have discretionary authority to vote the shares because the proposal is non-routine. Brokers who do not receive instructions from the beneficial owner are entitled to vote on the ratification of KPMG LLP's appointment for the 2017 fiscal year, but not on the other proposals. Broker non-votes and abstentions, if any, will be treated as follows with respect to votes on each of the proposals:

PROPOSAL	TREATMENT OF ABSTENTIONS	TREATMENT OF BROKER NON-VOTES
1. Election of Directors	Not considered votes properly cast and therefore will have no effect on this proposal.	No effect on this proposal.
2. Adoption of the LTIP	Counted toward the tabulation of votes on this proposal and will have the same effect as a vote AGAINST this proposal.	No effect on this proposal.
3. Adoption of the ESPP	Counted toward the tabulation of votes on this proposal and will have the same effect as a vote AGAINST this proposal.	No effect on this proposal.
4. Say on Pay Proposal	Counted toward the tabulation of votes on this proposal and will have the same effect as a vote AGAINST this proposal.	No effect on this proposal.
5. Say on Frequency Proposal	Counted toward the tabulation of votes on this proposal and will have the same effect as a vote AGAINST this proposal.	No effect on this proposal.
6. Ratification of KPMG LLP's Appointment	Counted toward the tabulation of votes on this proposal and will have the same effect as a vote AGAINST this proposal	Not applicable since brokers have discretionary authority to vote on this proposal.
7. Stockholder proposal regarding disclosure of political expenditures, if properly presented at the meeting	Counted toward the tabulation of votes on this proposal and will have the same effect as a vote AGAINST this proposal.	No effect on this proposal.

How Do I Vote?

If you hold shares directly as the stockholder of record, you may vote by granting a proxy or, if you hold shares in street name (through a bank, broker, trustee or other nominee), by submitting voting instructions to your bank, broker, trustee, or nominee. You may vote over the Internet, by telephone, by mail if you have a paper copy of the proxy materials, or in person at the Annual Meeting. Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction card included by your bank, broker, trustee, or nominee.

- *Vote By Internet*: If you have Internet access, you may submit your proxy from any location in the world 24 hours a day, 7 days a week, up until 11:59 p.m., Eastern Time on April 26, 2017 by visiting the website provided on the Notice of Internet Availability of Proxy Materials (Notice of Availability) or voting instruction card. If you vote by using the Internet, you do not need to return your proxy card or voting instruction card.

- *Vote By Telephone*: If you live in the United States, you may use any touch-tone telephone to vote your proxy toll-free 24 hours a day, 7 days a week, up until 11:59 p.m., Eastern Time on April 26, 2017. The telephone number is printed on your proxy card or voting instruction card. If you vote by telephone, you do not need to return your proxy card or voting instruction card.

- *Vote By Mail*: If you received or requested a paper copy of the materials, you may submit your proxy by signing

your proxy card or, for shares held in street name, the voting instruction card included by your broker, trustee, or nominee, and mailing it in the enclosed, postage-paid, addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you sign, but do not provide instructions, your shares will be voted as the Board recommends. Mark, sign and date your proxy card and return it in the postage-paid envelope provided as soon as possible so that it is received by the Company prior to April 27, 2017, the Annual Meeting date.

- *Vote In Person*: If you are a record holder or beneficial owner of shares held in street name who has received a legal proxy, and you are planning to attend the Annual Meeting and wish to vote your shares in person, we will give you a ballot at the meeting. Record holders, beneficial owners and legal proxy holders should refer to "What should I bring to the Annual Meeting if I attend in person?" below for the Annual Meeting admission and voting requirements. Stockholders holding shares in a joint account may attend the meeting if they provide proof of joint ownership, and if each Stockholder follows the admission requirements described below.

May I Change My Vote?

You may change your proxy instructions or revoke your proxy at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by: (a) delivering a written notice of revocation bearing a later date than the proxy being revoked, (b) signing and delivering a later dated written proxy relating to the same shares, or (c) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). For shares held in street name, you may change your vote by submitting new voting instructions to your bank, broker, trustee, or nominee, or by obtaining a legal proxy from your broker and voting your shares by ballot at the meeting.

What Should I Bring to the Annual Meeting if I Attend in Person?

Registration for the Annual Meeting will begin at 8 a.m., Eastern Time. Please allow ample time for check-in. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting. For admission to the Annual Meeting, all stockholders must provide personal identification (such as a driver's license or passport), as well as the following:

If you are a record holder (i.e., you hold your shares through our transfer agent, Computershare), you must bring either a copy of the proxy card you received as part of your proxy materials, a copy of your Computershare account statement indicating your ownership of our common stock as of the record date, or the Notice of Availability, if you received one.

If you hold your shares in street name (i.e., through a bank, broker, trustee or other nominee), you must bring either the voting instruction card you received from your bank, broker, trustee or other nominee as part of your proxy materials, a copy of your brokerage statement indicating your ownership of our common stock as of the record date, or the Notice of Availability, if you received one.

If you are not a stockholder, but are attending the meeting as proxy for a stockholder, you must bring a valid legal proxy. If you attend as a proxy for a record holder, you must present a valid legal proxy from the record holder to you. If you attend as a proxy for a street name holder, you must present a valid legal proxy from the record holder (i.e., the bank, broker, trustee or other nominee) to the street name holder that is assignable, as well as a valid legal proxy from the street name holder to you. Stockholders may only appoint one proxy holder to attend the Annual Meeting on their behalf.

How Can I Vote at the Annual Meeting if I Attend in Person?

Beneficial Owners—If you are a beneficial owner of shares held in street name **and wish to vote your shares in person at the Annual Meeting**, you will need to ask your bank, broker, trustee or other nominee to furnish you with a legal proxy. You will need to bring proof of ownership as described above and the legal proxy with you to the Annual Meeting and hand it in with a signed ballot that will be provided to you at the Annual Meeting. You will not be able to vote your shares at the Annual Meeting without a legal proxy. If you do not have a legal proxy, you can still attend

the Annual Meeting but you will not be able to vote your shares at the Annual Meeting. Accordingly, we encourage you to vote your shares in advance, even if you intend to attend the Annual Meeting. Please note that if you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the Annual Meeting and vote in person or legally appoint another proxy to vote on your behalf.

Record Holders—If you are a record holder and wish to vote your shares in person at the Annual Meeting, you will need to bring proof of ownership as described above and a ballot will be provided to you at the Annual Meeting.

What Happens if I Do Not Provide Instructions as to How to Vote?

If you sign your proxy card or voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board.

Where Can I Obtain the List of Stockholders Entitled to Vote?

The names of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for 10 days prior to the meeting for any purpose germane to the Annual Meeting, between the hours of 8:30 a.m. and 5:00 p.m., Eastern Time, at our principal executive offices at 804 Carnegie Center, Princeton, New Jersey 08540. Please contact our Corporate Secretary if you wish to review the list of stockholders at our principal executive offices.

Who Pays the Cost of Solicitation of Proxies?

We will pay for the cost of preparing, assembling, printing, mailing and distributing these proxy materials. Our directors, officers and employees may solicit proxies or votes in person, by telephone, or by electronic communication. Such individuals will not receive any additional compensation for these solicitation activities. We have retained MacKenzie Partners, Inc. to assist us in soliciting your proxy for an estimated fee of $27,500, plus reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and other solicitation materials to beneficial owners of our common stock.

Who is the Company's Transfer Agent?

Our transfer agent is Computershare. All communications concerning stockholder inquiries can be handled by contacting NRG Energy, Inc. c/o Computershare, Computershare Investor Services, P.O. Box 30170, College Station, Texas 77842-3170, or by telephone at 1-877-498-8861, or 1-781-575-2725 (outside the U.S. and Canada), or (800) 952-9245 (Hearing Impaired-TTY). Their website is: *http://www.computershare.com*. Certificates for transfer and address changes should be sent to:

Computershare, P.O. Box 30170, College Station, Texas 77842-3170.

Why Did I Receive a One-Page Notice in the Mail Regarding the Internet Availability of Proxy Materials Instead of a Full Set of Proxy Materials?

Pursuant to rules adopted by the SEC, we are using the Internet as the primary means of furnishing proxy materials to stockholders. Accordingly, we are sending a Notice of Availability to our stockholders. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice of Availability or request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice of Availability. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

Where Can I Find Directions to the Annual Meeting?

Directions to the Annual Meeting can be found on the Hyatt Regency Princeton's website at *http://www.princeton.regency.hyatt.com/en/hotel/our-hotel/map-and-directions.html*.

What is "Householding"?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, multiple stockholders who share the same last name and address and do not participate in electronic delivery will receive only one copy of the proxy materials or the Notice of Availability. We have undertaken householding to reduce our printing costs and postage fees. Stockholders may elect to receive individual copies of the proxy materials or Notice of Availability at the same address by contacting Broadridge Financial Solutions, Inc. by telephone at 1-866-540-7095, by mail at Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by e-mail at *sendmaterial@proxyvote.com*. Stockholders who are receiving individual copies of such materials and who would like to receive single copies at a shared address may contact Broadridge Financial Solutions, Inc. with this request by using the contact information provided above.

How Can I Request Additional Materials?

Stockholders may request additional copies of the proxy materials or Notice of Availability by contacting Broadridge Financial Solutions, Inc. by telephone at 1-800-579-1639 or by e-mail at *sendmaterial@proxyvote.com*.

Whom Should I Call if I Have Questions About the Annual Meeting?

If you have any questions or need any assistance in voting your shares, please contact our proxy solicitor:

MacKenzie Partners, Inc.
105 Madison Avenue,
New York, New York 10016

Toll Free: (800) 322-2885
Collect: (212) 929-5500
Fax: (212) 929-0308
Email: proxy@mackenziepartners.com

* * *

Stockholder Proposals and Director Nominations for the 2018 Annual Meeting of Stockholders

Stockholder Proposals for Inclusion in the Proxy Materials for the 2018 Annual Meeting of Stockholders

In order for a stockholder proposal to be considered for inclusion in our proxy materials for the 2018 Annual Meeting of Stockholders (2018 Annual Meeting), our Corporate Secretary must receive the proposal no later than the close of business on November 15, 2017, the 120th day prior to the first anniversary of the date on which this Proxy Statement was first released to our stockholders in connection with this year's Annual Meeting. If we change the date of the 2018 Annual Meeting by more than 30 days from the anniversary of this year's Annual Meeting, stockholder proposals must be received a reasonable time before we begin to print and mail the proxy materials for the 2018 Annual Meeting in order to be considered for inclusion in the proxy materials.

Proposals must be sent via registered, certified, or express mail (or other means that allows the stockholder to determine when the proposal was received by the Corporate Secretary) to the Corporate Secretary, NRG Energy, Inc., 804 Carnegie Center, Princeton, New Jersey 08540. Proposals must contain the information required under our Bylaws, a copy of which is available upon request to our Corporate Secretary, and also must comply with the SEC's regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Director Nominees for Inclusion in the Proxy Materials for the 2018 Annual Meeting of Stockholders (Proxy Access)

Eligible stockholders who do not seek to use the advance notice provisions for nomination of directors in Article II, Section 11 of our Bylaws as described below, but who instead intend to nominate a person for election as director under the proxy access provision in our Bylaws for inclusion in our proxy materials for the 2018 Annual Meeting, must comply with the requirements set forth in Article II, Section 15 of our Bylaws and summarized below:

- *Stockholder Eligibility to Submit Nominees*: A stockholder, or group of up to 20 stockholders, continuously owning at least 3% of our outstanding common stock for a period of at least three years prior to the date of the nomination may submit director nominations for inclusion in our proxy materials for the 2018 Annual Meeting.

- *Number of Nominees*: An eligible stockholder or group of stockholders (as described above) may nominate directors constituting up to 20% of the Board.

- *Deadline*: For the 2018 Annual Meeting, our Corporate Secretary must receive the nomination between

October 17, 2017 and the close of business on November 16, 2017. If the 2018 Annual Meeting is held earlier than March 28, 2018 or later than May 27, 2018, the nomination must be received by the later of the close of business on (a) the date that is 150 days prior to such annual meeting or (b) the 10th day following the announcement of the date of such annual meeting.

- *Nomination Information*: The nomination must contain the information required by Article II, Section 15 of the Bylaws, a copy of which is available upon request to our Corporate Secretary.

If the stockholder does not meet the applicable deadlines or comply with the requirements of Article II, Section 15 of our Bylaws, we may omit the nomination from our proxy materials for the 2018 Annual Meeting.

Stockholder Proposals and Business to be Brought Before the 2018 Annual Meeting of Stockholders (Without Being Included in the Proxy Materials)

Stockholders intending to present a proposal or nominate a director for election at the 2018 Annual Meeting without having the proposal or nomination included in our proxy materials must comply with the requirements set forth in our Bylaws and summarized below.

Our Bylaws require, among other things, that our Corporate Secretary receive the proposal or nomination no earlier than the close of business on the 120th day, and no later than the close of business on the 90th day, prior to the first anniversary of this year's Annual Meeting, unless the 2018 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date. For our 2018 Annual Meeting, our Corporate Secretary must receive the proposal or nomination between December 28, 2017 and the close of business on January 27, 2018. If the 2018 Annual Meeting is held earlier than March 28, 2018 or later than July 6, 2018, the proposal or nomination should be received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (a) the 90th day prior to the date of the 2018 Annual Meeting or (b) the 10th day following the day on which the date of the 2018 Annual Meeting is first publicly announced by the Company.

The proposal or nomination must contain the information required by Article II, Section 11 of the Bylaws, a copy of which is available upon request to our Corporate Secretary. If the stockholder does not meet the applicable deadlines or comply with the requirements of SEC Rule 14a-4, we may exercise discretionary voting authority under proxies we solicit to vote, in accordance with our best judgment, on any such proposal.

Stockholder Recommendations for Director Candidates

The Governance and Nominating Committee will also consider nominations by stockholders who recommend candidates for election to the Board. A stockholder seeking to recommend a prospective candidate for the Committee's consideration may do so by writing to the Corporate Secretary, NRG Energy, Inc., 804 Carnegie Center, Princeton, New Jersey 08540.

Recommendations submitted for consideration by the Committee in preparation for the 2018 Annual Meeting must be received no later than the close of business on November 16, 2017, which is the 120th day prior to the first anniversary of the date on which this Proxy Statement was first released to our stockholders in connection with this year's Annual Meeting. If we change the date of the 2018 Annual Meeting by more than 30 days from the anniversary of this year's Annual Meeting, recommendations of director candidates must be received a reasonable time before we begin to print and mail the proxy materials for the 2018 Annual Meeting. Each notice of recommendation must contain the following information: (a) the name and address of the stockholder; (b) the name and address of the prospective candidate; (c) a representation that the stockholder is a holder of the Company's stock entitled to vote at the meeting; (d) a statement in support of the stockholder's recommendation, including a description of the candidate's qualifications; (e) information regarding the candidate that would be required to be included in a proxy statement filed in accordance with the rules of the SEC; and (f) the candidate's written, signed consent to serve if elected. The Governance and Nominating Committee will follow the process described under "Director Nominee Selection Process" in considering nominees proposed by stockholders in accordance with the foregoing requirements.

NRG ENERGY, INC.
AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN

1. **Purpose.**

This plan shall be known as the NRG Energy, Inc. Long-Term Incentive Plan (the "*Plan*"). The purpose of the Plan shall be to promote the long-term growth and profitability of NRG Energy, Inc., a Delaware corporation (the "*Company*"), and its Subsidiaries by (i) providing certain directors, officers and employees of, and certain other individuals who perform services for, or to whom an offer of employment has been extended by, the Company and its Subsidiaries with incentives to maximize shareholder value and otherwise contribute to the success of the Company and (ii) enabling the Company to attract, retain and reward the best available persons for positions of responsibility. Grants of Incentive Stock Options or Non-qualified Stock Options, stock appreciation rights ("*SARs*"), either alone or in tandem with options, restricted stock, restricted stock units, performance awards, deferred stock units or any combination of the foregoing may be made under the Plan. Notwithstanding any provision of the Plan, to the extent that any Award would be subject to Section 409A of the Code, no such Award may be granted if it would fail to comply with the requirements set forth in Section 409A of the Code and any regulations or guidance promulgated thereunder.

2. **Definitions.**

(a) "*Awards*" means grants of Incentive Stock Options or Non-qualified Stock Options, SARs, either alone or in tandem with options, restricted stock, restricted stock units, performance awards, deferred stock units or any combination of the foregoing made under the Plan.

(b) "*Annual Fee*" shall mean the cash portion of any annual fee to which a non-employee director is entitled under the Company's director compensation policy, as may be amended from time to time.

(c) "*Board*" means the board of directors of the Company.

(d) "*Cause*" unless otherwise defined in a Participant's Grant Agreement or in a Participant's written employment arrangements with the Company or any of its Subsidiaries in effect on the date of grant (as amended from time to time thereafter), means the occurrence of one or more of the following events:

  (i) Conviction of, or agreement to a plea of nolo contendere to, a felony, or any crime or offense lesser than a felony involving the property of the Company or a Subsidiary; or

  (ii) Conduct that has caused demonstrable and serious injury to the Company or a Subsidiary, monetary or otherwise; or

  (iii) Willful refusal to perform or substantial disregard of duties properly assigned, as determined by the Company; or

  (iv) Breach of duty of loyalty to the Company or a Subsidiary or other act of fraud or dishonesty with respect to the Company or a Subsidiary; or

  (v) Violation of the Company's code of conduct.

The definition of Cause set forth in a Participant's Grant Agreement shall control if such definition is different from the definition of Cause set forth in a Participant's written employment arrangements with the Company or any of its Subsidiaries.

(e) "*Change in Control*" unless otherwise defined in a Participant's Grant Agreement, means the occurrence of one of the following events:

  (i) Any "person" (as that term is used in Sections 13 and 14(d)(2) of the Exchange Act or any successors thereto) becomes the "beneficial owner" (as that term is used in Section 13(d) of the Exchange Act or any successor thereto), directly or indirectly, of 50% or more of the Company's capital stock entitled to vote in the election of directors, excluding any "person" who becomes a "beneficial owner" in connection with a Business Combination (as defined in paragraph (iii) below) which does not constitute a Change in Control under said paragraph (iii); or

  (ii) Persons who on the effective date of the plan of reorganization of the Company (the "*Commencement Date*") constitute the Board (the "*Incumbent Directors*") cease for any reason, including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority thereof; provided that, any person becoming a director of the Company subsequent to the Commencement Date shall be considered an Incumbent Director if such person's election or nomination for election was approved by a vote of at least two-thirds

(2/3) of the Incumbent Directors; but provided further that, any such person whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of members of the Board or other actual or threatened solicitation of proxies or consents by or on behalf of a "person" (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "*Business Combination*"), in each case, unless, following such Business Combination, all or substantially all of the individuals and entities who were the beneficial owners of outstanding voting securities of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the company resulting from such Business Combination (including, without limitation, a company which, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the outstanding voting securities of the Company; or

(iv) The shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

(f) "*Code*" means the Internal Revenue Code of 1986, as amended.

(g) "*Committee*" means the Compensation Committee of the Board or such other committee which shall consist solely of two or more members of the Board, each of whom is (i) an "outside director" within the meaning of Treasury Regulation §1.162-27(e)(3); (ii) a non-employee director under Rule 16b-3 of the Exchange Act and (iii) an "independent director" under the rules of any national securities exchange on which the Common Stock is listed for trading; provided that, if for any reason the Committee shall not have been appointed by the Board to administer the Plan, all authority and duties of the Committee under the Plan shall be vested in and exercised by the Board, and the term "Committee" shall be deemed to mean the Board for all purposes herein.

(h) "*Common Stock*" means the Common Stock, par value $0.01 per share, of the Company, and any other shares into which such stock may be changed by reason of a recapitalization, reorganization, merger, consolidation or any other change in the corporate structure or capital stock of the Company.

(i) "*Disability*" unless otherwise defined in a Participant's Grant Agreement, means a disability that would entitle an eligible Participant to payment of monthly disability payments under any Company long-term disability plan or as otherwise determined by the Committee.

(j) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(k) "*Fair Market Value*" of a share of Common Stock of the Company means, as of the date in question, and except as otherwise provided in any Grant Agreement entered into pursuant to agreements in effect as of the Commencement Date, the officially-quoted closing selling price of the stock (or if no selling price is quoted, the bid price) on the principal securities exchange on which the Common Stock is then listed for trading (including for this purpose the Nasdaq National Market) (the "*Market*") for the applicable trading day (or if there no closing price on such day because the Market is not open on such day, the last preceding day on which the Market was open) or, if the Common Stock is not then listed or quoted in the Market, the Fair Market Value shall be the fair value of the Common Stock determined in good faith by the Board and, in the case of an Incentive Stock Option, in accordance with Section 422 of the Code; provided, however, that when shares received upon exercise of an option are immediately sold in the open market, the net sale price received may be used to determine the Fair Market Value of any shares used to pay the exercise price or applicable withholding taxes and to compute the withholding taxes.

(l) "*Family Member*" has the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto.

(m) "*Grant Agreement*" means the written (whether in print or electronic form) agreement that each Participant to whom an Award is made under the Plan is required to enter into with the Company containing the terms and conditions of such grant as are determined by the Committee and consistent with the Plan.

(n) *"Incentive Stock Option"* means an option conforming to the requirements of Section 422 of the Code and any successor thereto.

(o) *"Non-qualified Stock Option"* means any stock option other than an Incentive Stock Option.

(p) *"Participant"* means any director, officer or employee of, or other individual performing services for, or to whom an offer of employment has been extended by, the Company or any Subsidiary who has been selected by the Committee to participate in the Plan (including a Participant located outside the United States).

(q) *"Qualifying Termination"* means, if such event occurs within the time period that is six (6) months immediately prior to, or twenty-four (24) months immediately following, a Change in Control, an involuntary termination of the Participant's employment by the Company for reasons other than Cause, death or Disability.

(r) *"Reprice"* means any transaction performed with the intent or effect of:

   (i) reducing the exercise price of any outstanding option;

   (ii) cancelling or exchanging outstanding options in exchange for cash, other Awards or replacement options, including through a tender offer process, with exercise prices that are less than the exercise price of the cancelled or exchanged options; or

   (iii) any similar share exchange transaction involving outstanding Awards.

(s) *"Retirement"* (i) for any non-director, unless otherwise determined by the Committee, means (A) termination of service as a non-director after at least 10 years of service by such non-director *and* (B) attaining at least 55 years of age, and (ii) for any director, unless otherwise determined by the Committee, means termination of service as a director after at least five years of Board service by such director.

(t) *"Subsidiary"* means a corporation or other entity of which outstanding shares or ownership interests representing 50% or more of the combined voting power of such corporation or other entity entitled to elect the management thereof, or such lesser percentage as may be approved by the Committee, are owned directly or indirectly by the Company.

3. Administration.

The Plan shall be administered by the Committee. In no event, however, shall the Committee modify the distribution terms in any Award or Grant Agreement that has a feature for the deferral of compensation if such modification would result in taxes, additional interest and/or penalties pursuant to Code Section 409A. Subject to the provisions of the Plan, the Committee shall be authorized to (i) select persons to participate in the Plan, (ii) determine the form and substance of grants made under the Plan to each Participant, and the conditions and restrictions, if any, subject to which such grants will be made, (iii) determine the form and substance of the Grant Agreements reflecting the terms and conditions of each grant made under the Plan, (iv) certify that the conditions and restrictions applicable to any grant have been met, (v) modify the terms of grants made under the Plan, (vi) interpret the Plan and Grant Agreements entered into under the Plan, (vii) determine the duration and purposes for leaves of absence which may be granted to a Participant on an individual basis without constituting a termination of employment or services for purposes of the Plan, (viii) make any adjustments necessary or desirable in connection with grants made under the Plan to eligible Participants located outside the United States, (ix) adopt, amend, or rescind rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Grant Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan and the operation of the Plan complies with Rule 16b-3 under the Exchange Act, the Code to the extent applicable and other applicable law and make such other determinations for carrying out the Plan as it may deem appropriate, and (x) exercise such powers and perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan. Notwithstanding the foregoing, the Committee shall not take any of the following actions without shareholder approval, except as provided in *Section 17*: (i) reduce the exercise price following the grant of an option or SAR; (ii) exchange an option or SAR which has an exercise price that is greater than the Fair Market Value of a Share for cash or Shares or (iii) cancel an option or SAR in exchange for a replacement option or another Award with a lower exercise price. Decisions of the Committee on all matters relating to the Plan, any Award granted under the Plan and any Grant Agreement shall be in the Committee's sole discretion and shall be conclusive and binding on the Company, all Participants and all other parties, unless an arbitration or other provision is expressly provided in a Participant's Grant Agreement. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with applicable federal and state laws and rules and regulations promulgated pursuant thereto. No member of the Committee and no officer of the Company shall be liable for any action taken or omitted to be taken by such member, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for such person's own willful misconduct or as expressly provided by statute.

The expenses of the Plan shall be borne by the Company. The Plan shall not be required to establish any special or separate fund or make any other segregation of assets to assume the payment of any Award under the Plan, and rights to the payment of such Awards shall be no greater than the rights of the Company's general creditors.

4. **Shares Available for the Plan.**

Subject to adjustments as provided in *Section 17*, an aggregate of 22,000,000 shares of Common Stock (the "*Shares*") may be issued pursuant to the Plan. Such Shares may be in whole or in part authorized and unissued or held by the Company as treasury shares. If any grant under the Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any Shares, or is tendered or withheld as to any Shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld Shares shall thereafter be available for further grants under the Plan; provided, however, that such Shares shall not be available for further grants under the Plan (i) in the case of options granted under the Plan, in the event related SARs are exercised or (ii) in the case of Shares withheld in payment of the taxes payable with respect to the exercise of a grant, if such Shares are in excess of the statutory minimum applicable withholding tax. With respect to SARs that are settled in Common Stock, upon settlement, only the number of shares of Common Stock delivered to a Participant upon the exercise of the SARs shall count against the number of Shares issued under the Plan. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. The maximum number of shares with respect to which Incentive Stock Options may be granted shall be 8,000,000. Shares issued under Awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company ("*Substitute Awards*") shall not reduce Shares available under Plan. Available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect such acquisition) may be used for Awards under this Plan and shall not reduce the number of Shares available under this Plan, except as required by the rules of any applicable stock exchange.

Without limiting the generality of the foregoing provisions of this *Section 4* or the generality of the provisions of *Sections 3*, *6*, *7*, *8*, *9*, *10*, or *19* or any other section of this Plan, the Committee may, at any time or from time to time, and on such terms and conditions (that are consistent with and not in contravention of the other provisions of this Plan) as the Committee may determine, enter into Grant

Agreements (or take other actions with respect to the Awards) for new Awards containing terms (including, without limitation, exercise prices) more (or less) favorable than the then-outstanding Awards.

5. **Participation and Per Person Award Limitations.**

Participation in the Plan shall be limited to the Participants. Nothing in the Plan or in any Grant Agreement shall confer any right on a Participant to continue in the employ of the Company or any Subsidiary as a director, officer or employee of or in the performance of services for the Company or shall interfere in any way with the right of the Company to terminate the employment or performance of services or to reduce the compensation or responsibilities of a Participant at any time. By accepting any Award under the Plan, each Participant and each person claiming under or through him or her shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

Awards may be granted to such persons and for such number of Shares as the Committee shall determine, subject to the limitations contained herein (such individuals to whom grants are made being sometimes herein called "optionees" or "grantees," as the case may be). Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such individuals are similarly situated. A grant of any type made hereunder in any one year to an eligible Participant shall neither guarantee nor preclude a further grant of that or any other type to such Participant in that year or subsequent years.

Notwithstanding the foregoing, in any one calendar year, the Committee shall not grant to any one Participant (i) options to purchase a number of Shares of Common Stock in excess of 1,000,000 shares of Common Stock; (ii) SARs with respect to a number of Shares of Common Stock in excess of 1,000,000 shares of Common Stock; or (iii) restricted stock or restricted stock units or deferred stock units with respect to a number of Shares of Common Stock in excess of 1,000,000 shares of Common Stock. For the avoidance of doubt, the foregoing limitation shall not be applicable to Performance Awards. Further, in any one calendar year, the Committee shall not grant to any one director Awards with a value in excess of $750,000.

6. **Incentive and Non-qualified Options.**

The Committee may from time to time grant to eligible Participants Incentive Stock Options, Non-qualified Stock Options, or any combination thereof; provided that, the Committee may grant Incentive Stock Options only to eligible employees of the Company or its Subsidiaries (as defined for this purpose in Section 424(f) of the Code or any successor thereto). The options granted under the Plan shall be evidenced by a Grant Agreement and shall take such form as the Committee shall determine, subject to the terms and conditions of the Plan.

It is the Company's intent that Non-qualified Stock Options granted under the Plan not be classified as Incentive Stock Options, that Incentive Stock Options be consistent with and contain or be deemed to contain all provisions required under Section 422 of the Code and any successor thereto, and that any ambiguities in construction be interpreted in order to effectuate such intent. If an Incentive Stock Option granted under the Plan does not qualify as such for any reason, then to the extent of such non-qualification, the stock option represented thereby shall be regarded as a Non-qualified Stock Option duly granted under the Plan; provided that, such stock option otherwise meets the Plan's requirements for Non-qualified Stock Options.

(a) *Price*. The price per Share deliverable upon the exercise of each option (the "*exercise price*") shall be established by the Committee, except that in the case of the grant of any option, the exercise price may not be less than 100% of the Fair Market Value of a share of Common Stock as of the date of grant of the option except for Substitute Awards, which shall have the exercise price as determined by the Committee provided that such exercise price does not cause the Substitute Award to become subject to Code Section 409A and the Committee takes into consideration any third-party voting guidelines. In the case of the grant of any Incentive Stock Option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the exercise price may not be less than 110% of the Fair Market Value of a share of Common Stock as of the date of grant of the option, in each case unless otherwise permitted by Section 422 of the Code or any successor thereto.

(b) *Payment*. Options may be exercised, in whole or in part, upon payment of the exercise price of the Shares to be acquired. Unless otherwise determined by the Committee, payment shall be made (i) in cash (including check, bank draft, money order or wire transfer of immediately available funds), (ii) by delivery of outstanding shares of Common Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price payable with respect to the options' exercise, (iii) by means of any cashless exercise procedures approved by the Committee and as may be in effect on the date of exercise, (iv) by withholding shares of Common Stock otherwise deliverable upon exercise of the Option having a Fair Market Value equal to the exercise price or (v) by any combination of the foregoing.

In the event a grantee is permitted to, and elects to pay the exercise price payable with respect to an option pursuant to clause (ii) above, (A) only a whole number of share(s) of Common Stock (and not fractional shares of Common Stock) may be tendered in payment, (B) such grantee must present evidence acceptable to the Company that he or she has owned any such shares of Common Stock tendered in payment of the exercise price (and that such tendered shares of Common Stock have not been subject to any substantial risk of forfeiture) for at least six months prior to the date of exercise or such longer period as determined from time to time by the Committee, and (C) Common Stock must be delivered to the Company. Delivery for this purpose may, at the election of the grantee, be made either by (A) physical delivery of the certificate(s) for all such shares of Common Stock tendered in payment of the exercise price, accompanied by duly executed instruments of transfer in a form acceptable to the Company, (B) direction to the grantee's broker to transfer, by book entry, such shares of Common Stock from a brokerage account of the grantee to a brokerage account specified by the Company, or (C) the attestation of the grantee's shares of Common Stock. When payment of the exercise price is made by delivery of Common Stock, the difference, if any, between the aggregate exercise price payable with respect to the option being exercised and the Fair Market Value of the shares of Common Stock tendered in payment (plus any applicable taxes) shall be paid in cash. No grantee may tender shares of Common Stock having a Fair Market Value exceeding the aggregate exercise price payable with respect to the option being exercised (plus any applicable taxes).

(c) *Terms of Options*. The term during which each option may be exercised shall be determined by the Committee, but if required by the Code, no option shall be exercisable in whole or in part more than ten years from the date it is granted, and no Incentive Stock Option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries shall be exercisable more than five years from the date it is granted. All rights to purchase Shares pursuant to an option shall, unless sooner terminated, expire on the date designated by the Committee. The Committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. The Committee may provide that upon the last day of the term of an Option whose exercise price is less than the fair market value of the underlying Share on such date, such Option may be automatically exercised and the Participant shall receive a number of Shares equal in value to the excess of the fair market value of a Share over the exercise price of such Option, less any applicable withholding taxes. The Shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the Committee. Prior to the exercise of an option and delivery of the Shares represented thereby, the optionee shall have no rights as a shareholder with respect to any Shares covered by such outstanding option (including any dividend or voting rights). If an Option (other than an Incentive Stock Option) expires on a day that the Participant cannot exercise the Option because such an exercise would violate an applicable federal, state, local, or foreign law, the expiration date shall be tolled, at the discretion of the Committee, to the date no later than 30 days after the date the exercise of such Option would no longer violate an applicable Federal, state, local, and foreign laws, to the extent allowed under Code Section 409A.

(d) *Limitations on Grants.* If required by the Code, the aggregate Fair Market Value (determined as of the grant date) of Shares for which an Incentive Stock Option is exercisable for the first time during any calendar year under all equity incentive plans of the Company and its Subsidiaries (as defined in Section 422 of the Code or any successor thereto) may not exceed $100,000.

(e) *Termination; Forfeiture.*

    (i) *Death.* Unless otherwise provided in a Participant's Grant Agreement, if a Participant ceases to be a director, officer or employee of, or to perform other services for, the Company or any Subsidiary due to his or her death, all of the Participant's Awards shall become fully vested and all of the Participant's options shall become exercisable and shall remain so for a period of one year from the date of such death, but in no event after the expiration date of the options.

    (ii) *Disability.* Unless otherwise provided in a Participant's Grant Agreement, if a Participant ceases to be a director, officer or employee of, or to perform other services for, the Company or any Subsidiary due to Disability, (A) all of the Participant's options that were exercisable on the date of Disability shall remain exercisable for, and shall otherwise terminate and thereafter be forfeited at the end of, a period of one year after the date of Disability, but in no event after the expiration date of the options, and (B) all of the Participant's Awards that were not fully vested

(or, with respect to the Participant's options, exercisable) on the date of Disability shall be forfeited immediately upon such Disability; provided, however, that such Awards may become fully vested (and, with respect to the Participant's options, exercisable) in the discretion of the Committee. Notwithstanding the foregoing, if the Disability giving rise to the termination of employment is not within the meaning of Section 22(e)(3) of the Code or any successor thereto, Incentive Stock Options not exercised by such Participant within 90 days after the date of termination of employment will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

    (iii) *Retirement.* Unless otherwise provided in a Participant's Grant Agreement, if a Participant ceases to be an officer or employee of, or to perform other services for, the Company or any Subsidiary upon the occurrence of his or her Retirement, (A) all of the Participant's options that were exercisable on the date of Retirement shall remain exercisable for, and shall otherwise terminate and thereafter be forfeited at the end of, a period of two years after the date of Retirement, but in no event after the expiration date of the options, and (B) all of the Participant's Awards that were not fully vested (or, with respect to the Participant's options, exercisable) on the date of Retirement shall be forfeited immediately upon such Retirement; provided, however, that such Awards may become fully vested (and, with respect to the Participant's options, exercisable) in the discretion of the Committee. Notwithstanding the foregoing, Incentive Stock Options not exercised by such Participant within 90 days after Retirement will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

Unless otherwise provided in a Participant's Grant Agreement, if a Participant ceases to be a director of the Company or any Subsidiary upon the occurrence of his or her Retirement, all of the Participant's Awards shall become fully vested and all of the Participant's options shall become exercisable and shall remain so for a period of two years after the date of Retirement, but in no event after the expiration date of the options.

    (iv) *Discharge for Cause.* Unless otherwise provided in a Participant's Grant Agreement, if a Participant ceases to be a director, officer or employee of, or to perform other services for, the Company or a Subsidiary due to Cause, or if a Participant does not become a director, officer or employee of, or does not begin performing other services for, the Company or a Subsidiary for any reason, all of the Participant's Awards shall be forfeited immediately and all of the Participant's options shall expire and be forfeited immediately, whether or not then exercisable, upon such cessation or non-commencement.

(v) *Other Termination.* If a Participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or a Subsidiary for any reason other than death, Disability, Retirement or Cause (each such termination referred to as an "Other Termination"), (A) all of the Participant's options that were exercisable on the date of such cessation shall remain exercisable for, and shall otherwise terminate and thereafter be forfeited at the end of, a period of 90 days after the date of such cessation, but in no event after the expiration date of the options, and (B) all of the Participant's Awards that were not fully vested (or, with respect to the Participant's options, exercisable) on the date of such cessation shall be forfeited immediately upon such cessation. For the avoidance of doubt, an Other Termination with recall rights shall be considered an Other Termination to which this *Section 6(e)(v)* applies.

7. Stock Appreciation Rights.

The Committee shall have the authority to grant SARs under this Plan, either alone or to any optionee in tandem with options (either at the time of grant of the related option or thereafter by amendment to an outstanding option). SARs shall be subject to such terms and conditions as the Committee may specify.

The exercise price of an SAR must equal or exceed the Fair Market Value of a share of Common Stock on the date of grant of the SAR except for Substitute Awards, which shall have the exercise price as determined by the Committee provided that such exercise price does not cause the Substitute Award to become subject to Code Section 409A and the Committee takes into consideration any third-party voting guidelines. Prior to the exercise of the SAR and delivery of the Shares represented thereby, the Participant shall have no rights as a shareholder with respect to Shares covered by such outstanding SAR (including any dividend or voting rights).

SARs granted in tandem with options shall be exercisable only when, to the extent and on the conditions that any related option is exercisable. The exercise of an option shall result in an immediate forfeiture of any related SAR to the extent the option

is exercised, and the exercise of an SAR shall cause an immediate forfeiture of any related option to the extent the SAR is exercised.

Upon the exercise of an SAR, the Participant shall be entitled to a distribution from the Company in an amount equal to the difference between the Fair Market Value of a share of Common Stock on the date of exercise and the exercise price of the SAR or, in the case of SARs granted in tandem with options, any option to which the SAR is related, multiplied by the number of Shares as to which the SAR is exercised. Such distribution shall be in cash and/or Shares having a Fair Market Value equal to such amount, or any combination thereof as chosen by the Committee.

All SARs will be exercised automatically on the last day prior to the expiration date of the SAR or, in the case of SARs granted in tandem with options, any related option, so long as the Fair Market Value of a share of Common Stock on that date exceeds the exercise price of the SAR or any related option, as applicable. An SAR granted in tandem with options shall expire at the same time as any related option expires and shall be transferable only when, and under the same conditions as, any related option is transferable. Unless otherwise determined by a Participant's Grant Agreement, each SAR shall be subject to the termination and forfeiture provisions as set forth in *Section 6(e)*.

8. Restricted Stock; Restricted Stock Units.

The Committee may at any time and from time to time grant Shares of restricted stock or restricted stock units under the Plan to such Participants and in such amounts as it determines. Each restricted stock unit shall be equivalent in value to one share of Common Stock and shall entitle the Participant to receive from the Company at the end of the vesting period (the "*Vesting Period*") applicable to such unit the Fair Market Value of one share of Common Stock, unless the Participant has elected at a time that complies with Code Section 409A to defer the receipt of shares of Common Stock.

Each grant of restricted stock units or Shares of restricted stock shall be evidenced by a Grant Agreement which shall specify the applicable restrictions on such units or Shares, the duration of such restrictions, and the time or times at which such restrictions shall lapse with respect to all or a specified number of units or Shares that are part of the grant; provided, however, except for maximum aggregate Awards of restricted stock or restricted stock units of 5% of the aggregate Shares authorized by *Section 4*, if the vesting condition for any Award, other than an Incentive Stock Option or Non-qualified Stock Option, that is settled in Common Stock (including Awards of restricted stock and restricted stock units)(a "Full Value Award"), relates (x) exclusively to the passage of time and continued employment, such time period shall not be less than 36 months, with thirty-three and one-third percent (33%) of the Award vesting every 12 months from the date of the Award, subject to *Section 6(e)*and (y) to the attainment of specified performance goals, such Full Value Award shall vest over a performance period of not less than one (1) year. Except for maximum aggregate Awards of restricted stock or restricted stock units of 5% of the aggregate Shares authorized by *Section 4*, the Committee shall not waive or modify any vesting condition for a Full Value Award after such vesting condition has been established with respect to such Award.

Except as otherwise provided in any Grant Agreement, the Participant will be required to pay the Company the aggregate par value of any Shares of restricted stock within ten days of the date of grant, unless such Shares of restricted stock are treasury shares. Unless otherwise determined by the Committee, certificates representing Shares of restricted stock granted under the Plan will be held in escrow by the Company on the Participant's behalf during any period of restriction thereon and will bear an appropriate legend specifying the applicable restrictions thereon, and the Participant will be required to execute a blank stock power therefor.

Restricted stock units may be granted without payment of cash or consideration to the Company. Except as otherwise provided in any Grant Agreement, on the date the restricted stock units become fully vested and nonforfeitable, the Participant shall receive, upon payment by the Participant to the Company of the aggregate par value of the shares of Common Stock underlying each fully vested restricted stock unit, stock certificates evidencing the conversion of restricted stock units into shares of Common Stock.

Except as otherwise provided in any Grant Agreement, with respect to Shares of restricted stock, during such period of restriction the Participant shall have all of the rights of a holder of Common Stock, including but not limited to the rights to receive dividends and to vote, and any stock or other securities received as a distribution with respect to such Participant's Shares of restricted stock shall be subject to the same restrictions as then in effect for the Shares of restricted stock, provided that any dividends on Shares of restricted stock that vest based upon the satisfaction of any performance conditions shall be accumulated and paid at the time the underlying performance conditions are satisfied. Except as otherwise provided in any Grant Agreement, with respect to the restricted stock units, during such period of restriction the Participant shall not have any rights as a shareholder of the Company; provided that, unless otherwise provided in a Participant's Grant Agreement, the Participant shall have the right to receive accumulated dividends or distributions with respect to the corresponding number of shares of Common Stock underlying each restricted stock unit at

the end of the Vesting Period, unless such restricted stock units are converted into deferred stock units, in which case such accumulated dividends or distributions shall be paid by the Company to the Participant at such time as the deferred stock units are converted into shares of Common Stock.

Unless otherwise provided in a Participant's Grant Agreement, each unit or Share of restricted stock shall be subject to the termination and forfeiture provisions as set forth in *Section 6(e)*.

9. **Performance Awards.**

Performance awards may be granted to Participants at any time and from time to time as determined by the Committee. The Committee shall determine the size and composition of performance awards granted to a Participant and the appropriate period over which performance is to be measured (a *"Performance Cycle"*). Performance awards may include (i) specific dollar-value target awards (ii) performance units, the value of each such unit being determined by the Committee at the time of issuance, and/or (iii) performance Shares, the value of each such Share being equal to the Fair Market Value of a share of Common Stock.

The value of each performance award may be fixed or it may be permitted to fluctuate based on a performance factor (e.g., return on equity) selected by the Committee; provided that, payment of any performance award that is intended to qualify as "qualified performance-based compensation" within the meaning of Treasury Regulation §1.162-27(e) shall be based solely on the satisfaction of pre-established, objective goals determined with reference to one or more of the following performance factors: return on equity; earnings per share; return on gross or net assets; return on gross or net revenue; pre- or after-tax net income; earnings before interest, taxes, depreciation and amortization; operating income; revenue growth; consolidated pre-tax earnings; net or gross revenues; net earnings; earnings before interest and taxes; cash flow; earnings per share; fleet in-market availability; safety criteria; environmental criteria; revenue growth; cash flow from operations; diluted or basic; return on sales; earnings per share from continuing operations, diluted or basic; earnings from continuing operations; net asset turnover; capital expenditures; income before income taxes; gross or operating margin; return on total assets; return on invested capital; return on investment; return on revenue; market share; economic value added; cost of capital; expense reduction levels; stock price; productivity; customer satisfaction; employee satisfaction; and total shareholder return for the applicable Performance Period, all as computed in accordance with Generally Accepted Accounting Principles (if relevant) as in effect from time to time and as applied by the Company in the preparation of its financial statements and subject to such other special rules and conditions as the Compensation

Committee may establish at any time ending on or before the 90th day of the applicable Performance Period. These performance factors may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The foregoing criteria shall have any reasonable definitions that the Committee may specify, which may include or exclude any or all of the following items, as the Committee may specify: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring, productivity initiatives or new business initiatives; non-operating items; acquisition expenses; and effects of divestitures.

The Committee shall establish performance goals and objectives for each Performance Cycle on the basis of such criteria and objectives as the Committee may select from time to time, including, without limitation, the performance of the Participant, the Company, one or more of its Subsidiaries or divisions or any combination of the foregoing. During any Performance Cycle, the Committee shall have the authority to adjust the performance goals and objectives for such cycle for such reasons as it deems equitable.

The Committee shall determine the portion of each performance award that is earned by a Participant on the basis of the Company's performance over the Performance Cycle in relation to the performance goals for such cycle. The earned portion of a performance award may be paid out in Shares, Other Company Securities or any combination thereof, as the Committee may determine.

A Participant must be a director, officer or employee of, or otherwise perform services for, the Company or its Subsidiaries at the end of the Performance Cycle in order to be entitled to payment of a performance award issued in respect of such cycle; provided, however, unless otherwise provided in a Participant's Grant Agreement, each performance award shall be subject to the termination and forfeiture provisions as set forth in *Section 6(e)*.

Unless otherwise provided in a Participant's Grant Agreement, if there is a Change in Control of the Company, the Committee shall determine the level at which a Participant's performance awards shall become vested upon such Change in Control.

10. **Deferred Stock Units.**

Deferred stock units (A) may be granted to Participants at any time and from time to time as determined by the Committee, and (B) shall be issued to Participants who elected prior to the date the restricted stock units were granted to defer delivery of shares of Common Stock that would otherwise be due by virtue of the lapse or waiver of the vesting requirements of their restricted stock units. All elections with respect to deferred stock units shall be made in accordance with the election and distribution timing rules in Code Section 409A.

Except as otherwise provided in any Grant Agreement, deferred stock units shall be granted without payment of cash or other consideration to the Company but in consideration of services performed for or for the benefit of the Company or any Subsidiary by such Participant. Payment of the value of deferred stock units shall be made by the Company in shares of Common Stock; provided that, the Participant shall receive a number of shares of Common Stock equal to the number of matured or earned deferred stock units.

Upon payment in respect of a deferred stock unit, such unit shall be terminated and thereafter forfeited.

A Participant who is a non-employee director may elect to defer payment of a portion of the Annual Fee otherwise payable to him or her for services to be rendered by any percentage of his or her Annual Fee (subject to such limits and restrictions as may be established from time to time by the Committee). Such amounts shall be converted to deferred stock units and subject to the terms of this Plan. In addition, a Participant who is a non-employee director may elect to defer the receipt of any deferred stock units payable to him or her under this Plan (subject to such limits and restrictions as may be established from time to time by the Committee). Payments in respect of deferred stock units shall be made only at the end of the deferral period applicable to such units, the duration of which deferral period shall be determined by the Committee at the time of grant of such deferred stock units and set forth in the applicable Grant Agreement (or by the Participant in the case of an election to defer the receipt of Common Stock beyond the Vesting Period). The timing of any deferral election of a new Participant (who is a non-employee director) with respect to Annual Fees and deferred stock units shall be made by a written notice signed by the Participant and delivered to the Company not later than thirty (30) days after the Participant first becomes eligible to participate in the Plan or any other plan maintained by the Company that provides for the deferral of the Participant's compensation; provided however, that such initial deferral election shall not apply to any portion of his or her Annual Fees earned or deferred stock units grants for service prior to the date such election form is filed with the Company.

Except as otherwise provided in any Grant Agreement, during such deferral period the Participant shall not have any rights as a shareholder of the Company; provided that, unless otherwise provided in a Participant's Grant Agreement, the Participant shall have the right to receive accumulated dividends or distributions with respect to the corresponding number of shares of Common Stock underlying each deferred stock unit at the end of the deferral period when such deferred stock units are converted into shares of Common Stock.

Unless otherwise provided in the Participant's Grant Agreement or related election form, if a Participant dies while serving as a director, officer or employee of the Company or its Subsidiary prior to the end of the deferral period, the Participant shall receive payment in respect to such Participant's deferred stock units which would have matured or been earned at the end of such Deferral Period as if the applicable Deferral Period had ended as of the date of such Participant's death.

Unless otherwise provided in a Participant's Grant Agreement or related election form, if a Participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or its Subsidiaries upon his or her Disability or Retirement prior to the end of the deferral period, the Participant shall receive payment in respect of such Participant's deferred stock units at the end of such deferral period.

Unless otherwise provided in the Participant's Grant Agreement or related election form, at such time as a Participant ceases to be, or in the event a Participant does not become, a director, officer or employee of, or otherwise performing services for, the Company or its subsidiaries for any reason other than Disability, Retirement or death, such Participant shall immediately forfeit any unvested deferred stock units which would have matured or been earned at the end of such deferral period.

11. Grant of Dividend Equivalent Rights.

The Committee may include in a Participant's Grant Agreement a dividend equivalent right entitling the grantee to receive amounts equal to all or any portion of the dividends that would be paid on the shares of Common Stock covered by such Award if such Shares had been delivered pursuant to such Award. In the event such a provision is included in a Grant Agreement, the Committee shall determine whether such payments shall be made in cash, in shares of Common Stock or in another form, whether they shall be conditioned upon the exercise of the Award to which they relate, the time or times at which they shall be made, and such other terms and conditions as the Committee shall deem appropriate. Any dividend equivalent rights that may be granted on account of Awards that vest based upon the satisfaction of any performance conditions may only be paid if the underlying performance conditions of the Award are satisfied.

12. Withholding Taxes.

(a) Election to Withhold Shares. The Committee may determine that the Company's tax withholding obligation with respect to Awards paid in Common Stock shall be satisfied by having shares of Common Stock withheld at the time such Awards become taxable. In addition, the Committee may

allow Participants to elect to have such share withholding applied to particular Awards. The election must be in a form and manner prescribed by the Company and may be subject to limits imposed by the Committee.

(b) Required Withholding. All Awards under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Company may require that the Participant or other person receiving or exercising Awards pay to the Company the amount of any federal, state or local taxes that the Company is required to withhold with respect to such Awards, or the Company may deduct from other wages and compensation paid by the Company the amount of any withholding taxes due with respect to such Awards.

13. Grant Agreement; Vesting.

Each employee to whom an Award is made under the Plan shall enter into a Grant Agreement with the Company that shall contain such provisions, including without limitation vesting requirements, consistent with the provisions of the Plan, as may be approved by the Committee. Unless the Committee determines otherwise and except as otherwise provided in *Sections 6, 7, 8, 9,* and *10* in connection with a Change of Control or certain occurrences of termination, no Award under this Plan may be exercised, and no restrictions relating thereto may lapse, within six months of the date such Award is made. Further, no dividends with respect to any Award granted under the Plan shall be paid to any Participant unless, and only to the extent that, the underlying Award is fully vested or the restrictions on the underlying Award lapse.

14. Transferability.

No Award granted under the Plan shall be transferable by a Participant other than (a) by will or the laws of descent and distribution, (b) to a Participant's Family Member by gift or a qualified domestic relations order as defined by the Code or (c) to a charitable organization, but in each case only with Committee approval or as provided in a Grant Agreement. Unless otherwise provided in any Grant Agreement, an option, SAR or performance award may be exercised only by the optionee or grantee thereof; by his or her Family Member if such person has acquired the option, SAR or performance award by gift or qualified domestic relations order; by the executor or administrator of the estate of any of the foregoing or any person to whom the Option is transferred by will or the laws of descent and distribution; or by the guardian or legal representative of any of the foregoing; provided that, Incentive Stock Options may be exercised by any Family Member, guardian or legal representative only if permitted by the Code and any regulations thereunder. All provisions of this Plan shall in any event continue to apply to any Award granted under the Plan and transferred as permitted by this *Section 14*, and any transferee of any such Award shall be bound by all provisions of this Plan as and to the same extent as the applicable original grantee.

15. **Listing, Registration and Qualification.**

If the Committee determines that the listing, registration or qualification upon any securities exchange or under any law of Shares subject to any Award is necessary or desirable as a condition of, or in connection with, the granting of same or the issue or purchase of Shares thereunder, no such option or SAR may be exercised in whole or in part, no such performance award, restricted stock unit or deferred stock unit may be paid out, and no Shares may be issued, unless such listing, registration or qualification is effected free of any conditions not acceptable to the Committee.

16. **Transfer of Employee.**

The transfer of an employee from the Company to a Subsidiary, from a Subsidiary to the Company, or from one Subsidiary to another Subsidiary shall not be considered a termination of employment; nor shall it be considered a termination of employment if an employee is placed on military or sick leave or such other leave of absence which is considered by the Committee as continuing intact the employment relationship.

17. **Adjustments.**

(a) In the event that any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company affects Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, the Committee shall make such equitable adjustments in any or all of the following in order to prevent such dilution or enlargement of rights: the number and kind of Shares or other property available for issuance under the Plan (including, without limitation, the total number of Shares available for issuance under the Plan pursuant to *Section 4*), the number and kind of Awards or other property covered by Awards previously made under the Plan, and the exercise price of outstanding options and SARs. Any such adjustment shall be final, conclusive and binding for all purposes of the Plan. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company's obligations regarding any Awards that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Committee prior to such event,

be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash).

(b) Without limitation of the foregoing, in connection with any transaction of the type specified by clause (iii) of the definition of a Change in Control in *Section 2(c)*, the Committee may (i) cancel any or all outstanding options under the Plan in consideration for payment to the holders thereof of an amount equal to the portion of the consideration, if any, that would have been payable to such holders pursuant to such transaction if their options had been fully exercised immediately prior to such transaction, less the aggregate exercise price that would have been payable therefor, or (ii) if the amount that would have been payable to the option holders pursuant to such transaction if their options had been fully exercised immediately prior thereto would be equal to or less than the aggregate exercise price that would have been payable therefor, cancel any or all such options for no consideration or payment of any kind. Payment of any amount payable pursuant to the preceding sentence may be made in cash or, in the event that the consideration to be received in such transaction includes securities or other property, in cash and/or securities or other property in the Committee's discretion.

(c) If there is a Change in Control of the Company and a Qualifying Termination of a Participant's employment has occurred, then all of the Participant's Awards shall become fully vested upon such Change in Control (and, with respect to the Participant's options, exercisable upon such Change in Control and shall remain so until the expiration date of the options).

(d) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, then any Participant who has been paid an Award under this Plan based upon or affected by the restated financial report shall be required, at the discretion of the Board, to reimburse the Company for all or any portion of such Award.

18. **Amendment and Termination of the Plan.**

The Board or the Committee, without approval of the shareholders, may amend or terminate the Plan at any time, except that no amendment shall become effective without prior approval of the shareholders of the Company if (i) shareholder approval would be required by applicable law or regulations, including if required by any listing requirement of the principal stock exchange or national market on which the Common Stock is then listed, (ii) such amendment would remove from the Plan a provision which, without giving effect to such amendment, is subject to shareholder approval, or (iii) such amendment would directly or indirectly increase the Share limits set forth in *Section 4* of the Plan.

19. **Amendment or Substitution of Awards under the Plan.**

The terms of any outstanding Award under the Plan may be amended from time to time by the Committee in any manner that it deems appropriate (including, but not limited to, acceleration of the date of exercise of any Award and/or payments thereunder or of the date of lapse of restrictions on Shares); provided that, except as otherwise provided in *Section 17*, no such amendment shall adversely affect in a material manner any right of a Participant under the Award without his or her written consent, and provided further that, the Committee shall not reduce the exercise price of any options or SARs awarded under the Plan without approval of the shareholders of the Company. The Committee may, in its discretion, permit holders of Awards under the Plan to surrender outstanding Awards in order to exercise or realize rights under other awards, or in exchange for the grant of new awards, or require holders of Awards to surrender outstanding Awards as a condition precedent to the grant of new awards under the Plan. Notwithstanding the foregoing, the Committee shall not take any of the following actions without shareholder approval, except as provided in *Section 17*: (i) reduce the exercise price following the grant of an option or SAR; (ii) exchange an option or SAR which has an exercise price that is greater than the Fair Market Value of a Share for cash or Shares or (iii) cancel an option or SAR in exchange for a replacement option or another Award with a lower exercise price or (iv) Reprice any outstanding Award. Notwithstanding anything to the contrary in this Plan, in no event shall the Committee amend the distribution terms in any Award or Grant Agreement that has a feature for the deferral of compensation if such amendment would result in taxes, additional interest and/or penalties pursuant to Code Section 409A.

20. **Termination Date**

The date of commencement of the Plan was July 28, 2010. This amended and restated Plan is effective as of   , 2017.

Unless previously terminated upon the adoption of a resolution of the Board terminating the Plan, the Plan shall terminate on February 22, 2027. No termination of the Plan shall materially and adversely affect any of the

rights or obligations of any person, without his or her written consent, under any Award or other incentives theretofore granted under the Plan.

21. **Severability.**

Whenever possible, each provision of the Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of the Plan.

22. **Governing Law.**

The Plan shall be governed by the corporate laws of the State of Delaware, without giving effect to any choice of law provisions that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

23. **Code Section 409A.**

All Awards under the Plan that are intended to be "deferred compensation" subject to Section 409A shall be interpreted, administered, and construed to comply with Code Section 409A, and all Awards under the Plan that are intended to be exempt from Code Section 409A shall be interpreted, administered and construed to comply with and preserve such exemption. The Committee shall have the full authority to give effect to the intent of the foregoing sentence. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between the Plan and a provision of any Grant Agreement or deferral election, the terms of the Plan shall govern. For purposes of applying Code Section 409A to this Plan and any Grant Agreement or deferral election hereunder, each separately identified amount to which a Participant is entitled to under the Plan shall be treated as a separate payment. In addition, to the extent permissible under Code Section 409A, any series of installment payments made under this Plan shall be treated as a right to a series of separate payments. Notwithstanding the foregoing, neither the Company nor any member of the Board shall have any liability to any person in the event Code Section 409A applies to any Award in a manner that results in adverse tax consequences for the Participant or any of his or her beneficiaries or transferees.

NRG ENERGY, INC.
AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN
ARTICLE I
PURPOSE AND SCOPE OF THE PLAN

1.1 Purpose

The NRG Energy, Inc. Employee Stock Purchase Plan is intended to encourage employee participation in the ownership of the Company.

1.2 Definitions

Unless the context clearly indicates otherwise, the following terms have the meaning set forth below:

Board of Directors or *Board* means the Board of Directors of the Company.

Code means the Internal Revenue Code of 1986, as amended from time to time, together with any applicable regulations issued thereunder.

Committee means the committee of one or more officers established by the Board to administer the Plan, which Committee shall administer the Plan as provided in Section 1.3 hereof.

Common Stock means shares of the common stock, par value $0.01 per share, of the Company.

Company means NRG Energy, Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

Compensation means (a) the fixed salary or base wage paid by the Employer to an Employee as reported by the Employer to the United States government (or other applicable government) for income tax purposes, including an Employee's portion of salary deferral contributions pursuant to Section 401(k) of the Code and any amount excludable pursuant to Section 125 of the Code, and (b) to the extent authorized by the Committee for any Plan Year or Plan Years, any cash bonus payment received under a cash bonus plan or program established by the Employer, but excluding from both (a) and (b) any fee, overtime pay, severance pay, expenses, stock option or other equity-based incentive income, or other special emolument or any credit or benefit under any employee plan maintained by the Company.

Continuous Service means the period of time, uninterrupted by a termination of employment (other than a termination as a result of a transfer of employment among the Parent, the Company or a Designated Subsidiary), that an Employee has been employed by the Company, a Designated Subsidiary or the Parent (or any combination of the foregoing) immediately preceding an Offering Date. Such period of time shall include any approved leave of absence.

Designated Subsidiary means any Subsidiary that has been designated by the Committee to participate in the Plan.

Employee means any full-time or part-time employee of the Company, any Parent or a Designated Subsidiary who customarily works for the Company, any Parent or Designated Subsidiary, as the case may be, for a minimum of seventeen and one-half hours per week.

Employer means the Company, any Parent or a Designated Subsidiary employing an Employee.

Exercise Date means June 30 and December 31 of each Plan Year, or such other date(s) as determined by the Committee.

Fair Market Value of a share of Common Stock means the last price of the Common Stock on the applicable date as reported by the exchange on which the Common Stock is then listed, or, if not so reported for that day, on the last preceding day for which such price is reported, or such other reasonable method of determining fair market value as the Committee shall adopt.

Offering Date means January 1 and July 1 of each Plan Year, or such other date(s) as determined by the Committee.

Option Period or *Period* means the period beginning on an Offering Date and ending on the next succeeding Exercise Date, or such other period as determined by the Committee.

Option Price means the purchase price of a share of Common Stock hereunder as provided in Section 3.1 hereof.

Parent means any corporation or other entity in an unbroken chain of entities ending with the Company, if each of the entities other than the Company owns equity interests possessing 50% or more of the total combined voting power of all classes of equity of one of the other entities in such chain, as determined pursuant to the requirements of Section 424(e) of the Code, and shall include entities that may become a parent after adoption of this Plan, as determined by the Committee.

Participant means any Employee who (i) is eligible to participate in the Plan under Section 2.1 hereof and (ii) elects to participate.

Participant Election means the form prescribed by the Committee which must be completed and executed by an Employee who elects to participate in the Plan for any Offering Period(s).

Plan means this NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan, as amended from time to time.

Plan Account or *Account* means an account established and maintained in the name of each participant.

Plan Manager means any Employee appointed pursuant to Section 1.3 hereof.

Plan Year means the twelve (12) month period beginning January 1 and ending on the following December 31 during any calendar year in which the Plan is effective.

Subsidiary means any corporation or other entity in an unbroken chain of entities beginning with the Company if, each of the entities (other than the last entity in the unbroken chain) owns equity interests possessing 50% or more of the total combined voting power of all classes of equity in one of the other entities in the chain, as determined pursuant to the requirement of Section 424(f) of the Code, and may include entities that become subsidiaries after adoption of this Plan, as determined by the Committee.

1.3 Administration of Plan

Subject to oversight by the Board of Directors or the Board's Compensation Committee, the Committee shall have the authority to administer the Plan and to make and adopt rules and regulations not inconsistent with the provisions of the Plan or the Code. The Committee shall adopt the form of Participant Election and all notices required hereunder. Its interpretations and decisions in respect to the Plan shall, subject as aforesaid, be final and conclusive. The Committee shall have the authority to appoint an Employee as Plan Manager and to delegate to the Plan Manager such authority with respect to the administration of the Plan as the Committee, in its sole discretion, deems advisable from time to time.

1.4 Effective Date of Plan

The Plan was originally effective July 1, 2008, was restated effective January 1, 2012 and was and restated effective July 1, 2014. This amended and restated Plan shall become effective April 28, 2017, if prior to that date, the Plan (i) has been adopted by the Board of Directors of the Company and (ii) has been approved by an affirmative vote of a majority of votes cast by the holders of the Company's common stock in person or by proxy, at a meeting at which a quorum is present.

1.5 Extension or Termination of Plan

The Plan shall continue in effect through, and including December 31, 2026 unless terminated prior thereto pursuant to Section 4.3 hereof, or by the Board of Directors or the Compensation Committee of the Board, each of which shall have the right to extend the term of or terminate the Plan at any time under Section 6.4. Upon any such termination, the balance, if any, in each Participant's Account shall be refunded to him or her, or otherwise distributed in accordance with policies and procedures prescribed by the Committee in cases where such a refund may not be possible.

ARTICLE II
PARTICIPATION

2.1 Eligibility

Each Employee who on an Offering Date has at least sixty days of Continuous Service may become a Participant by executing and filing a Participant Election with the Company prior to said Offering Date. No Employee may participate in the Plan if said Employee, immediately after an Offering Date, would be deemed for purposes of Section 423(b)(3) of the Code to possess 5% or more of the total combined voting power or value of all classes of stock of the Company, its Parent or any Subsidiary, as determined pursuant to the requirements of Section 423(b)(3) of the Code.

2.2 Payroll Deductions

Payment for shares of Common Stock purchased hereunder shall be made by authorized payroll deductions from each payment of Compensation in accordance with instructions received from a Participant. For base Compensation, said deductions shall be expressed as a whole number percentage of such Compensation which shall be at least 1% but not more than 10%, subject to the aggregate maximum described in Section 3.3. A Participant may not increase or decrease the deduction during an Option Period. However, a Participant may change the percentage deduction for any subsequent Option Period by filing notice thereof with the Company prior to the Offering Date on which such Period commences.

During an Option Period, a Participant may discontinue payroll deductions but have the payroll deductions previously made during that Option Period remain in the Participant's Account to purchase Common Stock on the next Exercise Date, provided that he or she is an Employee as of that Exercise Date. Any Participant who discontinues payroll deductions during an Option Period may again become a Participant for a subsequent Option Period by executing and filing another Participant Election in accordance with Section 2.1. Any amount remaining in the Participant's Account after the purchase of Common Stock on an Exercise Date shall be carried forward to the next succeeding Option Period, as provided in Section 3.2, unless the Participant requests, in writing, that any excess be refunded to the Participant.

If authorized by the Committee, bonus compensation will be included in Compensation subject to payroll deductions in a given Plan Year. The Committee will provide a written notice to Participants if bonus compensation is to be included in Compensation for a given Plan Year. A Participant may select a different percentage for base salary or fixed wage compensation than such percentage selected for cash bonus Compensation; provided, however any such deductions shall be subject to the aggregate maximum described in Section 3.3.

ARTICLE III
PURCHASE OF SHARES

3.1 Option Price

The Option Price per share of the Common Stock sold to Participants hereunder shall be equal to the lesser of: (a) 85% of the Fair Market Value of such share on the Exercise Date of an Option Period, and (b) 85% of the Fair Market Value of such share on the Offering Date of an Option Period. Notwithstanding the foregoing, in no event shall the Option Price per share be less than the par value of the Common Stock.

3.2 Purchase of Shares

On each Exercise Date, the amount in a Participant's Account shall be charged with the aggregate Option Price of the largest number of whole shares of Common Stock which can be purchased with said amount. The balance, if any, in such account shall be carried forward to the next succeeding Option Period, subject to Section 2.2.

3.3 Limitations on Purchase

Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an option under the Plan if, immediately after the grant, such Employee's right to purchase shares under all employee stock purchase plans (as described in Section 423 of the Code) of the Company and any Subsidiary or Parent of the Company would accrue at a rate per Offering Period which exceeds the lesser of: (a) twenty-five thousand dollars ($25,000) or (b) an amount equal to ten percent (10%) of the Employee's annualized base salary in effect at the start of such Offering Period, in each case of Fair Market Value of such shares (determined at the time such option is granted); provided, however, that for any calendar year Employee's right to purchase shares under all employee stock purchase plans (as described in Section 423 of the Code) of the Company and any Subsidiary or Parent of the Company may not accrue at a rate which exceeds twenty-five thousand dollars ($25,000) in the aggregate (as determined at the time such option is granted).

To the extent necessary to comply with Section 423(b)(8) of the Code and the limitations on purchase in this Section 3.3, a Participant's payroll deductions may be decreased to 0% during any Option Period which is scheduled to end during any calendar year, such that the aggregate of all payroll deductions accumulated with respect to such Option Period and any other Option Period ending within the same calendar year is no greater than twenty-five thousand dollars ($25,000). A Participant's payroll deductions shall re-commence at the rate provided in his or her Participant Election at the beginning of the first Option Period which is scheduled to end in the following calendar year, unless suspended by the Participant pursuant to Section 2.2 of the Plan.

The maximum number of shares of Common Stock that each Employee may purchase during an Offering Period is 20,000.

3.4 Transferability of Rights

Rights to purchase shares hereunder shall be exercisable only by the Participant. Such rights shall not be transferable.

ARTICLE IV
PROVISIONS RELATING TO COMMON STOCK

4.1 Common Stock Reserved

There shall be 5,300,000 shares of Common Stock reserved for the Plan, subject to adjustment in accordance with Section 4.2 hereof. Such shares can be authorized and unissued shares or treasury shares. The aggregate number of shares which may be purchased under the Plan shall not exceed the number of shares reserved for the Plan.

4.2 Adjustment for Changes in Common Stock

In the event that adjustments are made in the number of outstanding shares of Common Stock or said shares are exchanged for a different class of stock of the Company or for shares of stock of any other entity by reason of merger, consolidation, stock dividend, stock split or otherwise, the Board shall make appropriate adjustments in (i) the number and class of shares or other securities that may be reserved for purchase, or purchased, hereunder, and (ii) the Option Price. All such adjustments shall be made approved by the Board, and its decision shall be binding and conclusive.

4.3 Insufficient Reserved Shares

If the aggregate funds available for purchase of Common Stock on any Exercise Date would cause an issuance of shares in excess of the number provided for in Section 4.1 hereof, (i) the Committee shall proportionately reduce the number of shares which would otherwise be purchased by each Participant in order to eliminate such excess and (ii) the Plan shall automatically terminate immediately after such Exercise Date.

4.4 Confirmation

Confirmation of each purchase of Common Stock hereunder shall be made available to the Participant in either written or electronic format. A record of purchases shall be maintained by appropriate entries on the books of the Company. Participants may obtain a certificate or certificates for all or part of the shares of Common Stock purchased hereunder upon making a written request. Unless otherwise determined by the Committee, shares of Common Stock delivered to a Participant hereunder may not be sold, assigned, transferred, pledged or otherwise disposed of in any way by the Participant during the one year period following such delivery to the Participant (other than by will, the laws of descent and distribution) and the shares of Common Stock shall bear a legend denoting such restrictions as may be determined by the Committee to be appropriate.

4.5 Rights as Shareholders

The shares of Common Stock purchased by a Participant on an Exercise Date shall, for all purposes, be deemed to have been issued and sold as of the close of business on such Exercise Date. Prior to that time, none of the rights or privileges of a shareholder of the Company shall exist with respect to such shares.

ARTICLE V
TERMINATION OF PARTICIPATION

5.1 Voluntary Withdrawal

A Participant may withdraw from the Plan at any time by filing notice of withdrawal prior to the close of business on an Exercise Date. Upon withdrawal, the entire amount, if any, in a Participant's Account shall be refunded to him or her without interest. Any Participant who withdraws from the Plan may again become a Participant in accordance with Section 2.1 hereof.

5.2 Termination of Eligibility

If a Participant ceases to be eligible under Section 2.1 hereof for any reason, the dollar amount in such Participant's Account will be refunded to the Participant, or in the case of death, the Participant's designated beneficiary or estate, or otherwise distributed in accordance with policies and procedures prescribed by the Committee in cases where such a refund may not be possible.

ARTICLE VI
GENERAL PROVISIONS

6.1 Notices

Any notice which a Participant files pursuant to the Plan shall be made on forms prescribed by the Committee and shall be effective only when received by the Company.

6.2 Condition of Employment

Neither the creation of the Plan nor participation therein shall be deemed to alter the at-will nature of a Participant's employment, create any right of continued employment or in any way affect the right of the Employer to terminate an Employee.

6.3 Withholding of Taxes

Each Participant shall, no later than the date as of which the value of an option under the Plan and/or shares of Common Stock first becomes includible in the income of the Participant for income tax purposes, pay to the Company, or make arrangements satisfactory to the Committee regarding payment of, any taxes of any kind required by law to be withheld with respect to such option or shares of Common Stock. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.

In particular, to the extent a Participant is subject to taxation under U.S. Federal income tax law, if the Participant makes a disposition, within the meaning of Section 424(c) of the Code of any share or shares of Common Stock issued to Participant pursuant to Participant's exercise of an option, and such disposition occurs within the two-year period commencing on the day after the Offering Date or within the one-year period commencing on the day after the Exercise Date, Participant shall, within ten (10) days of such disposition, notify the Company thereof and thereafter immediately deliver to the Company any amount of federal, state or local income taxes and other amounts which the Company informs the Participant the Company may be required to withhold.

6.4 Amendment of the Plan

The Board of Directors or the Board's Compensation Committee may at any time, or from time to time, amend, modify, or terminate the Plan in any respect, except that, without approval of the shareholders, no amendment may increase the aggregate number of shares reserved under the Plan other than as provided in Section 4.2 hereof, materially increase the benefits accruing to Participants or materially modify the requirements as to eligibility for participation in the Plan. Any amendment of the Plan must be made in accordance with applicable provisions of the Code and/or any regulations issued thereunder, any other applicable law or regulations, and the requirements of the principal exchange upon which the Common Stock is listed.

6.5 Application of Funds

All funds received by the Company by reason of purchases of Common Stock hereunder shall constitute general funds of the Company and may be used for any corporate purpose.

6.6 Legal Restrictions

The Company shall not be obligated to sell shares of Common Stock hereunder if counsel to the Company determines that such sale would violate any applicable law or regulation.

6.7 Gender

Whenever used herein, use of any gender shall be applicable to all genders.

6.8 Governing Law

The Plan and all rights and obligations thereunder shall be constructed and enforced in accordance with the laws of the State of Delaware and any applicable provisions of the Code and the related regulations.

6.9 Indemnification

To the extent allowable under applicable law, the Committee and the Plan Manager and any delegate thereof shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her, provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's articles of incorporation or bylaws, as a matter of law, under any indemnification agreement or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

6.10 Expenses

The expenses of administering the Plan shall be borne by the Company.

6.11 Titles and Headings

The titles and headings of the sections in this Plan are for convenience of reference only, and in the event of any conflict, the text of this Plan, rather than such titles or headings, shall control.

6.12 Arbitration

In the event of any dispute between the Employer and a Participant with respect to this Plan, either may require that the dispute be determined by binding arbitration by written notice to the other. In such case, the arbitration shall be conducted in accordance with the rules of the American Arbitration Association then in effect before a panel of three arbitrators, and the decision of the arbitrators shall be final and binding on the parties. In any such arbitration, the non-prevailing party shall pay all expenses, including the costs of the arbitrators and the costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in the arbitration.

NRG ENERGY, INC.
C/O OFFICE OF GENERAL COUNSEL
804 CARNEGIE CENTER
PRINCETON, NJ 08540-6213

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E20879-P88264

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION

NRG ENERGY, INC.

The Board of Directors recommends a vote FOR the nominees listed under Proposal 1, FOR Proposals 2, 3, 4 and 6 and 1 YEAR for Proposal 5.

1. Election of Directors

   Nominees:

		For	Against	Abstain
1a.	E. Spencer Abraham	☐	☐	☐
1b.	Kirbyjon H. Caldwell	☐	☐	☐
1c.	Lawrence S. Coben	☐	☐	☐
1d.	Terry G. Dallas	☐	☐	☐
1e.	Mauricio Gutierrez	☐	☐	☐
1f.	William E. Hantke	☐	☐	☐
1g.	Paul W. Hobby	☐	☐	☐
1h.	Anne C. Schaumburg	☐	☐	☐
1i.	Evan J. Silverstein	☐	☐	☐
1j.	Barry T. Smitherman	☐	☐	☐

		For	Against	Abstain
2.	To adopt the NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan.	☐	☐	☐
3.	To adopt the NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan.	☐	☐	☐
4.	To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐

		1 Year	2 Years	3 Years	Abstain
5.	To approve, on a non-binding advisory basis, the frequency of the non-binding advisory vote on executive compensation.	☐	☐	☐	☐

		For	Against	Abstain
6.	To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2017.	☐	☐	☐

The Board of Directors recommends you vote AGAINST Proposal 7:

		For	Against	Abstain

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
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▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

E20880-P88264

Proxy — NRG Energy, Inc.

ANNUAL MEETING OF STOCKHOLDERS

April 27, 2017 9:00 A.M.
Hyatt Regency Princeton
102 Carnegie Center, Princeton, New Jersey 08540

This Proxy/Voting Instruction Card is Solicited on Behalf of the Board of Directors for the 2017 Annual Meeting of Stockholders.

The undersigned hereby constitutes and appoints Mauricio Gutierrez and Brian E. Curci, and each of them, attorneys and proxies with full power of substitution, to represent the undersigned and to vote all shares of common stock, $0.01 par value, of NRG Energy, Inc. (the "Company"), that the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Stockholders of the Company to be held on April 27, 2017, at 9:00 a.m. (Eastern Time) at the Hyatt Regency Princeton, 102 Carnegie Center, Princeton, New Jersey 08540, and at any and all adjournments or postponements thereof (the "Meeting"), as herein specified and in such proxyholders discretion upon any other matter that may properly come before the Meeting including without limitation to vote